UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________
FORM 6-K
________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March, 2020
Commission File Number 1-10928
                      ________________________________________

INTERTAPE POLYMER GROUP INC.

________________________________________
9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Québec, Canada, H4M 2X5
________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

March 27, 2020	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

INTERTAPE POLYMER GROUP INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TAKE NOTICE that an Annual Meeting of Shareholders (the “Meeting”) of INTERTAPE POLYMER GROUP INC. (the “Company”) will be held:

Place:	Fairmont Royal York Hotel
Quebec Meeting Room
100 Front Street West
Toronto, Ontario M5J 1E3

Date:	May 13, 2020

Time:	12:00 p.m. (eastern time)
The purposes of the Meeting are to:

1.	receive and consider the consolidated financial statements of the Company for the fiscal year ended December 31, 2019 and the auditor’s report thereon;

2.	elect directors of the Company to hold office until the close of the next annual meeting;

3.	appoint the auditor and authorize the directors to fix its remuneration;

4.
consider, and if deemed advisable, adopt a resolution in the form annexed as Schedule A to the accompanying Management Information Circular (the “Circular”), accepting, in an advisory, non-binding capacity, the Company’s approach to executive compensation disclosed under “Executive Compensation – Compensation Discussion and Analysis” in the Circular; and

5.	transact such other business as may properly be brought before the Meeting.
The accompanying Circular provides detailed information relating to the matters to be dealt with at the Meeting and forms part of this notice.
The Company has elected to use the notice-and-access rules (“Notice-and-Access”) under National Instrument 54-101 –Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators for distribution of the materials for the Meeting to shareholders of the Company who do not own their shares in their own names as registered shareholders (“Beneficial Shareholders”). Notice-and-Access is a set of rules that allows issuers to post electronic versions of their proxy-related materials on SEDAR and on one additional website, rather than mailing paper copies to shareholders. Notice-and-Access is more environmentally friendly as it helps reduce paper use; it also reduces the Company’s printing and mailing costs. Further information about Notice-and-Access is contained in the accompanying Circular; Beneficial Shareholders may also contact the Company toll free at 866-202-4713 for information regarding Notice-and-Access.
The Company will not be using Notice-and-Access for delivery to shareholders who hold their shares directly in their respective names (“Registered Shareholders”); they will receive paper copies of the Circular and related materials via prepaid mail.
Shareholders are encouraged to express their vote in advance by completing the enclosed form of proxy. Detailed instructions on how to complete and return proxies by mail, fax or email are provided starting on page 4 of the accompanying Circular. To be effective, the completed form of proxy must be deposited with our transfer agent and registrar, AST Trust Company (Canada), P.O. Box 721, Agincourt, Ontario M1S 0A1 at any time prior to 12:00 p.m. (eastern time) on May 11, 2020 or with the Chairman of the Meeting before the commencement of the Meeting or at any adjournment thereof.

1

Shareholders may also vote their shares by internet or telephone using the procedures described in the enclosed form of proxy.

Shareholders registered at the close of business on March 27, 2020 will be entitled to receive notice of and vote at the Meeting.

Shareholders who have any questions should contact Intertape Polymer Group Inc.’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 855-682-9437 (toll-free within North America) or 416-867-2272 (collect call outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

DATED at Sarasota, Florida
March 27, 2020
BY ORDER OF THE BOARD OF DIRECTORS
(signed) Randi M. Booth
Secretary

2

INTERTAPE POLYMER GROUP INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TAKE NOTICE that an Annual Meeting of Shareholders (the “Meeting”) of INTERTAPE POLYMER GROUP INC. (the “Company”) will be held at 12:00 p.m. (eastern time) on Wednesday, May 13, 2020 at the Fairmont Royal York Hotel, Quebec Meeting Room, 100 Front Street West, Toronto, Ontario M5J 1E3. The purposes of the Meeting are to:

1.	receive and consider the consolidated financial statements of the Company for the fiscal year ended December 31, 2019 and the auditor’s report thereon;

2.	elect directors of the Company to hold office until the close of the next annual meeting;

3.	appoint the auditor and authorize the directors to fix its remuneration;

4.
consider, and if deemed advisable, adopt a resolution in the form annexed as Schedule A to the accompanying Management Information Circular (the “Circular”), accepting, in an advisory, non-binding capacity, the Company’s approach to executive compensation disclosed under “Executive Compensation – Compensation Discussion and Analysis” in the Circular; and

5.	transact such other business as may properly be brought before the Meeting.
Additional information on the above matters can be found in the Circular under the heading “Business of the Meeting”.
Notice-and-Access
The Company has elected to use the notice-and-access rules (“Notice-and-Access”) under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators for distribution of the materials for the Meeting to shareholders of the Company who do not own their shares in their own names as registered shareholders (“Beneficial Shareholders”). Notice-and-Access is a set of rules that allows issuers to post electronic versions of their proxy-related materials on SEDAR and on one additional website, rather than mailing paper copies to shareholders. Notice-and-Access is more environmentally friendly as it helps reduce paper use; it also reduces the Company’s printing and mailing costs. Beneficial Shareholders may obtain further information about Notice-and-Access by contacting the Company toll free at 866-202-4713.
The Company will not be using Notice-and-Access for delivery to shareholders who hold their shares directly in their respective names (“Registered Shareholders”); they will receive paper copies of the Circular and related materials via prepaid mail.
Websites Where Materials are Posted
The Circular, this notice of meeting, the form of proxy, voting instruction form and the Company’s 2019 annual report containing the Company’s annual audited consolidated financial statements for the year ended December 31, 2019 and the related Management’s Discussion and Analysis (collectively, the “Meeting Materials”) are available on the Company’s website at www.itape.com and under the Company’s profile on SEDAR at www.sedar.com (Canada) and at www.sec.gov (United States). All shareholders are reminded to review the Circular and other Meeting Materials before voting.

How to Obtain Paper Copies of Meeting Materials
Beneficial Shareholders may obtain paper copies free of charge of the Circular, other Meeting Materials and the Company’s 2019 annual report by contacting the Company toll free at 866-202-4713 or by email at Itp$info@itape.com. Any request for paper copies should be received by the Company by 5:00 p.m. (eastern time) on April 28, 2020 in order to allow sufficient time for a Beneficial Shareholder to receive the paper copy and return the voting instruction form by its due date.
Voting
The Board of Directors has fixed the close of business on March 27, 2020 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof.
If you are a Beneficial Shareholder, accompanying this notice of meeting are a voting instruction form and a supplemental mailing list return card for use by shareholders who wish to receive the Company’s interim financial statements for the 2020 fiscal year. If you receive these materials through your broker or another intermediary, please complete, sign and return the materials in accordance with the instructions provided to you by such broker or other intermediary.
Registered Shareholders are encouraged to express their vote in advance by completing the form of proxy. Detailed instructions on how to complete and return proxies by mail, fax or email are provided starting on page 4 of the accompanying Circular. To be effective, the completed form of proxy must be deposited with the Company’s transfer agent and registrar, AST Trust Company (Canada), P.O. Box 721, Agincourt, Ontario M1S 0A1, at any time prior to 12:00 p.m. (eastern time) on May 11, 2020 or with the Chairman of the Meeting before the commencement of the Meeting or at any adjournment thereof. Registered Shareholders may also vote their shares by internet or telephone using the procedures described in the enclosed form of proxy.

Shareholders who have any questions should contact Intertape Polymer Group Inc.’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 855-682-9437 (toll-free within North America) or 416-867-2272 (collect call outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

Dated this 27th day of March, 2020.
BY ORDER OF THE BOARD OF DIRECTORS
(signed) Randi M. Booth
Secretary

Management Information Circular
Notice of 2020 Annual Meeting
to be held on May 13, 2020

CHAIRMAN'S LETTER TO SHAREHOLDERS

Dear fellow shareholders:
On behalf on the Board, please join us at our annual meeting of shareholders of Intertape Polymer Group, Inc. (“IPG”) to be held on May 13, 2020 at the Fairmont Royal York Hotel, Quebec Meeting Room, 100 Front Street West, Toronto, Ontario M5J 1E3 at 12:00 p.m. (eastern time). After the formal proceedings, management will provide an update of our corporate progress and our growth plans.
We are building a global leader in packaging and protective solutions. We expanded globally in 2019, commissioning three new greenfield assets, one line in North America and two facilities in India. We continue to strengthen our product bundle which is a key differentiator in how we approach our distributor and end user customers. We are also relentless in our pursuit of operational excellence, focusing on safety, efficiency and improved process. These pillars led to record revenue of nearly $1.16 billion in 2019, an increase of 10 percent from the prior year.

This growth was driven predominantly by acquisitions which consisted of Polyair, Maiweave and Airtrax. We have demonstrated discipline with our acquisition strategy. Pursuing accretive opportunities that offer consolidation, new products, vertical integration or geographic expansion. As stewards of your capital we believe acquisitions, and their successful integration to drive revenue and cost synergies, are one element of a successful long-term business. The execution of our day to day business is just as important. Operating our new and existing facilities safely and efficiency, growing with our existing customers and acquiring new ones, and maintaining our high standard of customer service are core capabilities of our team.
Our board and management have made a point of increasing our dialogue with shareholders and potential investors. In May, we hosted investors and analysts at our new water-activated tapes facility in Midland, North Carolina, for a plant tour and investor day. In June, IPG published its inaugural Sustainability Report, and in February, IPG published a related press release, outlining how we approach sustainability as a normal course of operating our business. It is a record that we are proud of and we believe demonstrates our positive contribution to the global community in which we live, work and serve.
With the completion of our intensive capital expenditure program in 2018, the three new facilities commissioned in 2019 and the three material acquisitions in the past two years we are positioning the Company for long-term sustainable growth. Our world-class, low-cost, asset base and dedicated team members underpin our ability to manufacture high-quality tapes, films, protective solutions, woven products and machine systems. We look forward to updating you on our progress at the annual meeting.
The Management Information Circular attached to this letter provides information on the compensation for directors and executive management, our governance practices, directors to be elected at the meeting and certain other items to be voted upon as set out in the notice of meeting.
If you are unable to attend the meeting in person, we encourage you to exercise your right to vote by completing the proxy, or if applicable, the voting instruction form and return it within the deadline indicated to ensure your vote is counted as part of the process. If you require any assistance or have questions please contact IPG’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 855-682-9437 (toll-free within North America) or 416-867-2272 (collect call outside North America) or by email at contactus@kingsdaleadvisors.com.
On behalf of the Board and the entire organization we appreciate your continued support.
Sincerely,
James Pantelidis
Chairman of the Board
Intertape Polymer Group, Inc.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES BY MANAGEMENT
This Management Information Circular (the “Circular”) is furnished in connection with the solicitation by the management of Intertape Polymer Group Inc. (the “Company”) of proxies to be used at the annual meeting of shareholders (the “Meeting”) of the Company to be held at the time and place and for the purposes set out in the Notice of Meeting and all adjournments thereof. Except as otherwise stated, the information contained herein is given as of March 27, 2020 and all dollar amounts in this Circular are in US dollars. The solicitation of proxies by management will be made primarily by mail. However, directors, officers and employees of the Company may also solicit proxies by telephone, telecopier, e-mail or in person. The total cost of solicitation of proxies will be borne by the Company. The Company has also engaged Kingsdale Advisors (“Kingsdale”) as its strategic shareholder advisor and proxy solicitation agent, and will pay fees of approximately $42,000 to Kingsdale for the advisory and proxy solicitation services in addition to certain out-of-pocket expenses. Kingsdale can be reached by telephone, toll-free in North America at 855-682-9437 or at 416-867-2272 outside of North America (collect call) or by e-mail at contactus@kingsdaleadvisors.com.

INTERNET AVAILABILITY OF PROXY MATERIALS
Notice-and-Access
The Company has again this year elected to use “notice-and-access” rules (“Notice-and-Access”) under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for distribution of Proxy-Related Materials (as defined below) to shareholders who do not hold common shares of the Company (“Shares”) in their own names (referred to herein as “Beneficial Shareholders”). Notice-and-Access is a set of rules that allows issuers to post electronic versions of proxy-related materials on SEDAR and on one additional website, rather than mailing paper copies. “Proxy-Related Materials” refers to this Circular, the Notice of Meeting, a voting instruction form ("VIF") and the Company’s 2019 annual report containing the Company’s annual audited consolidated financial statements as of and for the year ended December 31, 2019 and the related Management’s Discussion and Analysis.
The use of Notice-and-Access is more environmentally friendly as it helps reduce paper use. It also reduces the Company’s printing and mailing costs. Beneficial Shareholders may obtain further information about Notice-and-Access by contacting AST Trust Company (Canada) toll free at 800-387-0825 (within North America) or 416-682-3860 (outside North America).
The Company is not using Notice-and-Access for delivery to shareholders who hold their Shares directly in their respective names (referred to herein as “Registered Shareholders”). Registered Shareholders will receive paper copies of this Circular and related materials via prepaid mail.
Websites Where Proxy-Related Materials are Posted
The Proxy-Related Materials are available on the Company’s website at www.itape.com and under the Company’s profile on SEDAR at www.sedar.com (Canada) and at www.sec.gov (United States). All shareholders are reminded to review the Proxy-Related Materials, including this Circular, before voting.
Notice Package
Although the Proxy-Related Materials have been posted on-line as noted above, Beneficial Shareholders will receive paper copies of a notice package (“Notice Package”) via prepaid mail containing information prescribed by NI 54-101 such as the date, time and location of the Meeting, the website addresses where the Proxy-Related Materials are posted, a VIF, and a supplemental mail list return card for Beneficial Shareholders to request that they be included in the Company’s supplementary mailing list for receipt of the Company’s interim financial statements for the 2020 fiscal year.
How to Obtain Paper Copies of Proxy-Related Materials
Beneficial Shareholders may obtain paper copies of this Circular, the Company’s 2019 annual report and other Proxy-Related Materials free of charge by contacting the Company toll free at 866-202-4713 or by email at Itp$info@itape.com. Any request for paper copies which are required in advance of the Meeting should be sent so that the request is received by the Company by 5:00 p.m. (eastern time) on April 28, 2020 in order to allow sufficient time for Beneficial Shareholders to receive their paper copies and to return their VIF by its due date.

APPOINTMENT AND REVOCATION OF PROXIES
General
As mentioned above, shareholders may be “Registered Shareholders” or “Beneficial Shareholders”. If Shares are registered in the name of an intermediary and not registered in the shareholder’s name, they are said to be owned by a “Beneficial Shareholder”. An intermediary is usually a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates. The instructions provided below set out the different procedures for voting Shares at the Meeting to be followed by Registered Shareholders and Beneficial Shareholders.
The persons named in the enclosed instrument appointing a proxy holder are officers or directors of the Company. Each shareholder has the right to appoint a person or company (who need not be a shareholder) to attend and act for him at the Meeting other than the persons designated in the enclosed form of proxy by inserting such other person’s name in the blank space provided in the form of proxy and signing the form of proxy or by completing and signing another proper form of proxy. Shareholders who have given a proxy also have the right to revoke it insofar as it has not been exercised. The right to appoint an alternate proxy holder and the right to revoke a proxy may be exercised by following the procedures set out below under “Registered Shareholders” or “Beneficial Shareholders”, as applicable.
If any shareholder receives more than one proxy or VIF, it is because that shareholder’s Shares are registered in more than one form. In such cases, shareholders should sign and submit all proxies or VIFs received by them in accordance with the instructions provided.
Registered Shareholders
Registered Shareholders have two methods by which they can vote their Shares at the Meeting; namely in person or by proxy. To assure representation at the Meeting, Registered Shareholders are encouraged to return the proxy included with this Circular. Sending in a proxy will not prevent a Registered Shareholder from voting in person at the Meeting. The vote will be taken and counted at the Meeting. Registered Shareholders who do not plan to attend the Meeting or do not wish to vote in person can vote by proxy.
To be valid, the duly-completed form of proxy must be deposited at the offices of AST Trust Company (Canada), P.O. Box 721, Agincourt, Ontario M1S 0A1 prior to 12:00 p.m. (eastern time) on May 11, 2020 or with the Chairman of the Meeting before the commencement of the Meeting or any adjournment thereof. A Registered Shareholder may return the completed proxy as follows:

(a)	by mail in the enclosed envelope;

(b)
by the internet by accessing the following internet site: www.astvotemyproxy.com and entering the personalized 13-digit e-voting control number printed on the form of proxy and following the instructions on the website;

(c)	by fax to 416-368-2502 or toll free in Canada and the United States to 866-781-3111;

(d)	by telephone by calling 888-489-7352 as described on the enclosed proxy;

(e)	by email by scanning the proxy and emailing it to proxyvote@astfinancial.com; or

(f)	by registered mail, by hand or by courier to the attention of AST Trust Company (Canada), 1 Toronto Street, Suite 1200 Toronto, Ontario M5C2V6.
To exercise the right to appoint a person or company to attend and act for a Registered Shareholder at the Meeting, such shareholder must strike out the names of the persons designated on the enclosed instrument appointing a proxy and insert the name of the alternate appointee in the blank space provided for that purpose. The instrument appointing a proxy holder must be executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporate body, by its authorized officer or officers.
To exercise the right to revoke a proxy, in addition to any other manner permitted by law, a shareholder who has given a proxy may revoke it by instrument in writing, executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, by a duly-authorized officer or attorney thereof, and deposited: (i) with AST Trust Company (Canada), P.O. Box 721, Agincourt, Ontario M1S 0A1 at any time up to and including prior to 12:00 p.m. (eastern time) on May 11, 2020, or (ii) with the Chairman of the Meeting on the date of the Meeting, or at any adjournment thereof, and upon either of such deposits the proxy is revoked.

Shareholders who have any questions should contact Intertape Polymer Group Inc.’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 855-682-9437 (toll-free within North America) or 416-867-2272 (collect call outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

BENEFICIAL SHAREHOLDERS
Beneficial Shareholders who have not objected to their intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”. Beneficial Shareholders who have objected to their intermediary disclosing the ownership information about themselves to the Company are referred to as “OBOs”.
As mentioned above, the Company is using Notice-and-Access to provide Proxy-Related Materials to Beneficial Shareholders. Therefore, a Notice Package will be sent indirectly to all NOBOs and OBOs through intermediaries; the Company is assuming the cost of such delivery to OBOs.Therefore, a Notice Package will be sent indirectly to all NOBOs and OBOs through their intermediaries; the Company is assuming the cost of such delivery to OBOs.
Beneficial Shareholders may vote in the following ways:

a)
by the internet by going to the website at www.proxyvote.com and following the instructions on the screen. The Shareholder's voting instructions are then conveyed electronically over the internet. The Shareholder will need the 16 digit Control Number found on his or her VIF;

b)	by telephone by calling the number located on such Shareholder's VIF. The Shareholder will need the 16 digit Control Number found on his or her VIF; or

c)	by mail by completing the VIF as directed and returning it in the business reply envelope provided by the Shareholder's nominee's cut-off date and time.
Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his or her broker, a Beneficial Shareholder may attend the Meeting as proxy holder for the Registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Shares as proxy holder for the Registered Shareholder should follow the instructions found on the VIF.
The Company may utilize the Broadridge QuickVote™ service to assist Beneficial Shareholders with voting their Shares over the telephone. Alternatively, Kingsdale Advisors may contact such Beneficial Shareholders to assist them with conveniently voting their Shares directly over the phone. Shareholders who have any questions should contact Intertape Polymer Group Inc.’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 855-682-9437 (toll-free within North America) or 416-867-2272 (collect call outside North America) or by e-mail at contactus@kingsdaleadvisors.com.
Meeting Materials Received by OBOs from Intermediaries
The Company has distributed copies of the Notice Package to intermediaries for distribution to OBOs. Intermediaries are required to deliver the Notice Package to all OBOs of the Company who have not waived their right to receive these materials, and to seek instructions as to how to vote Shares. Often, intermediaries will use a service company (such as, for example, Broadridge Financial Solutions, Inc.) to forward the Notice Package to OBOs.
OBOs who receive the Notice Package will typically be given the ability to provide voting instructions in one of two ways:

(a)
Generally, an OBO will be given a VIF which must be completed and signed by the OBO in accordance with the instructions provided by the intermediary. In this case, the mechanisms described above for Registered Shareholders cannot be used and the instructions provided by the intermediary must be followed.

(b)
Occasionally, an OBO may be given a proxy that has already been signed by the intermediary. This form of proxy is restricted to the number of Shares owned by the OBO but is otherwise not completed. This form of proxy need not be signed by the OBO but must be completed by the OBO and returned to AST Trust Company (Canada) in the manner described above for Registered Shareholders.

The purpose of these procedures is to allow OBOs to direct the proxy voting of the Shares that they own but that are not registered in their name. Should an OBO who receives either a form of proxy or a VIF wish to attend and vote at the Meeting in person (or have another person attend and vote on its behalf), the OBO should strike out the persons named in the form of proxy as the proxy holder and insert the OBO’s (or such other person’s) name in the blank space provided or, in the case of a VIF, follow the corresponding instructions provided by the intermediary. In either case, OBOs who received a Notice Package from their intermediary should carefully follow the instructions provided by the intermediary.
To exercise the right to revoke a proxy, an OBO who has completed a proxy (or a VIF, as applicable) should carefully follow the instructions provided by the intermediary.
Proxies returned by intermediaries as “non-votes” because the intermediary has not received instructions from the OBO with respect to the voting of certain Shares or, under applicable stock exchange or other rules, the intermediary does not have the discretion to vote those Shares on one or more of the matters that come before the Meeting, will be treated as not entitled to vote on any such matter and will not be counted as having been voted in respect of any such matter. Shares represented by such “non-votes” will, however, be counted in determining whether there is a quorum at the Meeting.

EXERCISE OF DISCRETION BY PROXIES
Where a choice is specified, the Shares represented by proxy will be voted for, withheld from voting or voted against, as directed, on any poll or ballot that may be called. Where no choice is specified, the proxy will confer discretionary authority and will be voted in favour of all matters referred to on the form of proxy. Accordingly, in the absence of any direction to the contrary, Shares represented by properly-executed proxies in favour of the persons designated in the enclosed form of proxy will be voted FOR the: (i) election of directors, (ii) appointment of the auditor and authorization of the directors to fix its remuneration, and (iii) resolution accepting, in an advisory, non-binding capacity, the Company’s approach to executive compensation disclosed in the Circular, the whole as stated under such headings in this Circular.
The proxy also confers discretionary authority to vote for, withhold from voting or vote against amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters not specifically mentioned in the Notice of Meeting but which may properly come before the Meeting. Management has no present knowledge of any amendments or variations to matters identified in the Notice of Meeting or any business that will be presented at the Meeting other than that referred to in the Notice of Meeting. However, if any other matters not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein and, in such case, it is their intention to vote in accordance with the recommendations of management of the Company.

VOTING SHARES
As of March 27, 2020, there were 59,009,685 Shares issued and outstanding. Each Share entitles the holder thereof to one vote. The Company has fixed March 27, 2020 as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive notice of the Meeting. Pursuant to the Canada Business Corporations Act (the “CBCA”), the Company is required to prepare, no later than ten days after the Record Date, an alphabetical list of shareholders entitled to vote as of the Record Date that shows the number of Shares held by each shareholder. A shareholder whose name appears on the list referred to above is entitled to vote the Shares shown opposite the shareholder’s name at the Meeting. The list of shareholders is available for inspection during usual business hours at the registered office of the Company, 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9 and at the Meeting.

PRINCIPAL SHAREHOLDERS
As of March 27, 2020, to the knowledge of the directors and executive officers of the Company, no person beneficially owned, or exercised control or direction over, directly or indirectly, more than 10% of the issued and outstanding Shares.

BUSINESS OF THE MEETING
The purposes of the Meeting are to:

1.	receive and consider the consolidated financial statements of the Company for the fiscal year ended December 31, 2019 and the auditor’s report thereon;

2.	elect directors of the Company to hold office until the close of the next annual meeting;

3.	appoint the auditor and authorize the directors to fix its remuneration;

4.
consider, and if deemed advisable, adopt a resolution in the form annexed as Schedule A to the accompanying Management Information Circular (the “Circular”), accepting, in an advisory, non-binding capacity, the Company’s approach to executive compensation disclosed under “Executive Compensation – Compensation Discussion and Analysis” in the Circular; and

5.	transact such other business as may properly be brought before the Meeting.
Receiving the Financial Statements
The audited consolidated financial statements of the Company as of and for the year ended December 31, 2019 and the Auditor’s Report thereon will be placed before the Meeting. These audited consolidated financial statements may be obtained from the Company upon request and will be available at the Meeting. The audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2019 are available on the Company’s website at www.itape.com under “Investor Relations”. They have also been filed with the Canadian securities regulatory authorities as well as the United States Securities and Exchange Commission (the “SEC”) and are available under the Company’s profile on SEDAR at www.sedar.com (Canada) and at www.sec.gov (United States).
Election of Directors
The Company’s Articles of Amalgamation provide that the Company shall have a minimum of three and a maximum of eleven directors. Nine directors have been nominated for election to the Board of Directors for the year to come. Each director elected at the Meeting will hold office until the next annual meeting of shareholders or until the election of his successor, unless the director’s seat on the Board of Directors becomes vacant for any reason.
Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the election of the nine nominees whose names appear on pages 11 to 19 hereof. Management does not expect that any of the nominees will be unable to serve as a director.
Appointment of Auditor
Management and the Board of Directors propose that Raymond Chabot Grant Thornton LLP be appointed as the Company’s auditor until the close of the next annual meeting of shareholders. Raymond Chabot Grant Thornton LLP has been the Company’s auditor for more than five years.
The Audit Committee has a policy that restricts the services that may be provided by, and the fees paid to, the auditor. All services provided by the auditor must be permitted by law and by the Audit Committee policy and be pre-approved by the Audit Committee in accordance with the policy. Fees paid to the auditor for the past two fiscal years ended December 31, 2019 and 2018 are set out below:

	2019	2018
	(CDN$)	(CDN$)
Audit Fees	961,000	803,000
Audit-Related Fees	117,900	273,800
Tax Fees	278,828	201,365
All Other Fees	—	—
Total	1,357,728	1,278,165
The nature of each category of fees is described below.
Audit Fees. Audit fees were for professional services rendered for the integrated audit of the Company’s consolidated financial statements and internal control over financial reporting, assisting its Audit Committee in discharging its responsibilities for the review of the Company’s interim unaudited consolidated financial statements and services that generally only the independent auditor can reasonably provide, such as consent letters and assistance and review of documents filed with the SEC and Canadian securities regulatory authorities.
Audit-Related Fees. Audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s consolidated interim unaudited financial statements and are not reported under the caption “Audit Fees” above. These services included consultations concerning financial accounting and reporting standards as well as services related to the businesses acquired in 2018. In 2018, audit-related fees also included services related to the Senior Unsecured Notes offering made in 2018.
Tax Fees. Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation of the Canadian subsidiaries’ income tax returns, assistance with questions regarding tax audits from the various taxation authorities in Canada and tax planning relating to common forms of domestic and international taxation.
All Other Fees. The Company paid no other fees for services provided other than audit fees, audit-related fees and tax fees in 2018 and 2019 as described above.
The Audit Committee charter provides for the required pre-approvals of services to be rendered by the external auditors. The pre-approval process takes place annually and is presented by the Company’s internal accountants and the external auditors for planned activity including audit, tax and non-audit services and includes reasonable detail with respect to the services covered. The pre-approval of all non-audit services allows the Audit Committee to consider the effect of such services on the independence of the external auditor. Any such services that may arise in addition to the pre-approved plan must be presented separately to the Audit Committee for pre-approval. The charter states that this responsibility cannot be delegated to management of the Company in any way whatsoever.
Except where authorization to vote with respect to the appointment of the auditor is withheld, the persons named in the accompanying form of proxy intend to vote FOR the appointment of Raymond Chabot Grant Thornton LLP as the auditor of the Company until the next annual meeting of shareholders, at remuneration to be determined by the Board of Directors.
Advisory “Say on Pay” Vote on Executive Compensation
At the Meeting, Shareholders will be asked to consider and, if deemed advisable adopt an advisory, non-binding or “Say on Pay” resolution in the form annexed as Schedule A to the Circular, accepting the Company’s approach to executive compensation as disclosed in this Circular. See section entitled “Advisory Vote on Executive Compensation” below for information regarding the advisory, non-binding vote. The Board of Directors recommends that shareholders vote in favour of the resolution accepting, in an advisory, non-binding capacity, the Company’s approach to executive compensation disclosed in the Circular. Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the foregoing advisory, non-binding resolution.
Other Matters
Management has no present knowledge of any amendments or variations to matters identified in the Notice of Meeting or any business that will be presented at the Meeting other than that referred to in the Notice of Meeting. However, if any other matters not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein and, in such case it is their intention to vote in accordance with the recommendations of management of the Company.

ADVISORY VOTE ON EXECUTIVE COMPENSATION
At the Meeting, as part of the Company’s commitment to strong corporate governance practices, shareholders will have an opportunity to cast an advisory “Say on Pay” vote on the Board of Directors’ approach to executive compensation. The Company held a “Say on Pay” vote at the 2018 and 2019 annual meetings and currently intends to hold an advisory “Say on Pay” vote at each annual meeting as part of its process of shareholder engagement. The shareholder engagement process is described in more detail in the section entitled "Shareholder Engagement" starting on page 70 of this Circular. At the 2019 annual meeting, shareholders adopted a resolution accepting, in an advisory, non-binding capacity, the Company’s approach to executive compensation as disclosed in the Company’s 2019 management information circular, with 35,746,173 Shares voted in favour of the “Say on Pay” resolution (80.0%) and 8,935,864 Shares voted against (20.0%).

The purpose of an advisory “Say on Pay” vote is to provide shareholders with an opportunity to indicate their acceptance of the Board of Directors’ overall approach to executive compensation. The Board of Directors, through its Human Resources and Compensation Committee, remains fully responsible for compensation decisions and is not relieved of these responsibilities by either a positive or negative advisory vote by shareholders. The vote by shareholders is advisory only and non-binding on the Board of Directors and the Company. However, the Board of Directors and the Human Resources and Compensation Committee will consider the outcome of the vote as part of an ongoing review of the executive compensation program of the Company together with feedback received from shareholders in the course of regular communications.
The Board of Directors diligently reviews the Company’s executive compensation plans and consults third-party experts to design the terms of these plans relative to the current marketplace. To fully understand the objectives, philosophy and principles the Board of Directors has used in its approach to executive compensation decisions, shareholders should carefully read the section of the Circular entitled “Executive Compensation” starting on page 29 of this Circular.
That section describes the Company’s compensation philosophy, the objectives and elements of the program, the measurement and assessment process used by the Company and why a large portion of the Company’s executive compensation is linked to business performance and earned over the longer term, thereby aligning the interests of the Company’s executives with those of its shareholders.
Shareholders are encouraged, prior to casting their votes at the Meeting, to provide any specific feedback, questions or concerns they may have regarding executive compensation directly to the Board of Directors by writing to the attention of the Chairman of the Board at the following address: 800 Place Victoria, Suite 3700, Montréal, Québec H4Z 1E9, c/o Fasken Martineau Dumoulin LLP.
The Board of Directors recommends that shareholders vote FOR the advisory, non-binding resolution accepting the Company’s approach to executive compensation. Unless otherwise specified, the persons named in the accompanying form of proxy or VIF intend to vote FOR the advisory, non-binding resolution accepting the Company’s approach to executive compensation. The text of the resolution accepting the Company’s approach to executive compensation is annexed as Schedule A to this Circular.

ELECTION OF DIRECTORS
Number of Directors
The Board of Directors currently consists of nine directors. The persons named in the enclosed form of proxy intend to vote for the election of the nine nominees whose names are set out below. Each director will hold office until the next annual meeting of shareholders or until the election of his or her successor, unless the director’s seat on the Board of Directors becomes vacant for any reason.
The Nominated Directors
The following are profiles of each of the nine persons proposed to be nominated for election as a director. Information in this Circular regarding the number of Shares held or over which control or direction is exercised by each director was provided to the Company by the respective directors.

	Robert M. Beil			Areas of Expertise:
Bob Beil worked for The Dow Chemical Company for 32 years, until September 2006. Mr. Beil held numerous positions in Sales, Marketing, Business and Executive Management at Dow Chemical, including serving as the North American Commercial Vice President for Dow’s Plastics Business. In this role, he was responsible for sales and marketing of more than $2 billion of polyethylene, polypropylene and polystyrene resins to Dow Chemical’s customers in all market segments in the United States, Canada and Mexico. In addition, he spent a portion of his career working in Dow’s Human Resources function, which was responsible for compensation design for Dow, a Fortune 500 company. Prior to his retirement, Mr. Beil was Corporate Vice President with functional oversight for all of Sales and Marketing at Dow Chemical.

Principal occupation(1): Corporate Director.
Strategy/Leading Growth Risk Management Mergers & Acquisitions Manufacturing/Operations Marketing/Sales Human Resources/Compensation International Markets Packaging Industry
Phoenix, Arizona, USA Current position with the Company: Director Director since: September 2007 Age: 67 Independent
	Board/ Committee Memberships with the Company		Other Public Companies Currently Serving
			Directorships	Committees
Board of Directors Human Resources and Compensation Committee (chairman) Corporate Governance and Nominating Committee (member)
Shares & Deferred Share Units Held
Minimum level of ownership (2)	Number of Common Shares	Number of DSUs (3)	Total Market Value (4)	Compliance with minimum share ownership requirement (5)
$325,000	43,885	35,411	$600,271	Yes

(1)	Mr. Beil has held this occupation for the last five years.

(2)	Minimum level of ownership is equal to five times the annual board member retainer fee.

(3)	Includes related dividend amounts.

(4)
Value calculated based on the closing price of the Company’s common shares on the Toronto Stock Exchange ("TSX") (being CDN$10.48, USD$7.57), shares and deferred share units ("DSUs") under the Deferred Share Unit Plan (the "DSU Plan") held on March 13, 2020.

(5)
DSUs are included in determining whether the minimum share ownership requirements have been satisfied. For more information see sections entitled "Minimum Share Ownership Requirement" and "Director Compensation".

	Frank Di Tomaso, FCPA, FCA, ICD.D			Areas of Expertise:
Frank Di Tomaso has been a Canadian Chartered Professional Accountant since 1972, and an ICD.D since 2009. He was a Partner and Advisory Partner at Raymond Chabot Grant Thornton LLP from 1981 until 2012 where he held the position of Managing Partner Audit – Public Companies. He is currently serving on the boards of ADF Group Inc., Birks Group Inc., and Laurentian Pilotage Authority and has also served on the boards of National Bank Trust, National Bank Life Assurance Company, Redline Communications Inc., Yorbeau Resources Inc., Ordre des comptables agréés du Québec, Raymond Chabot Grant Thornton and Grant Thornton. Mr. Di Tomaso is engaged both in the business and the social community while being a member of many business associations and not-for-profit organizations. In that regard, he received the Award of Distinction from the John Molson School of Business – Concordia University, Montreal, Québec in 2004, in recognition of his outstanding contribution to the World of Business and the community.

Principal occupation(1): Corporate Director.

Strategy/Leading Growth Finance/Accounting Risk Management Mergers & Acquisitions Human Resources/Compensation Governance Auditing Restructuring
Montreal, Québec, Canada Current position with the Company: Director Director since: August 2014 Age: 73 Independent
	Board/ Committee Memberships with the Company		Other Public Companies Currently Serving
			Directorships	Committees
	Board of Directors Audit Committee (chairman) Corporate Governance and Nominating Committee (member)		ADF Group Inc. Birks Group Inc.	Audit Committee (chairman) Audit Committee (chairman)
Shares & DSUs Held
Minimum level of ownership (2)	Number of Common Shares	Number of DSUs (3)	Total Market Value (4)	Compliance with minimum share ownership requirement (5)
$325,000	10,000	29,231	$296,979	Yes

(1)	Mr. Di Tomaso has held this occupation for the last five years.

(2)	Minimum level of ownership is equal to five times the annual board member retainer fee.

(3)	Includes related dividend amounts.

(4)	Value calculated based on the closing price of the Company’s common shares on the TSX (being CDN$10.48, USD$7.57), shares and DSUs held on March 13, 2020.

(5)
DSUs are included in determining whether the minimum share ownership requirements have been satisfied. For more information see sections entitled "Minimum Share Ownership Requirement" and "Director Compensation". Mr. DiTomaso met the new share ownership requirement as of June 6, 2019.

	Robert J. Foster			Areas of Expertise:
Robert J. Foster, B.A., M.A. (Economics), C.F.A., is Founder, President and Chief Executive Officer ("CEO") of Capital Canada Limited, an independent investment banking firm providing financial services to entrepreneurs and companies. Capital Canada provides negotiating and structuring for mergers and acquisitions, debt and equity financing, as well as valuation and fairness opinion services. Mr. Foster focuses on the aviation, media, entertainment and sports sectors. Mr. Foster has served on the boards of CHC Helicopters, Golf Town, Cargojet, Canada 3000 and Canadian Airlines Regional in addition to currently serving on a number of private company boards. Robert Foster has served as Chair on a broad range of not-for-profit organizations over the years including arts and culture, education and the political arena. He is currently Chair of the TO Live Theatre Board, Chair of Business for the Arts and is on the board of the Harbourfront Foundation. Notably, Mr. Foster served as Chair of Toronto’s Artscape and Lead Co-Chair for the Creative Capital Gains Report for the City of Toronto in 2011, a guiding document for Toronto’s cultural growth over the next decade.

Principal occupation(1): CEO and President, Capital Canada Limited (investment banking firm).
Strategy/Leading Growth Capital Markets Finance/Accounting Risk Management CEO/COO Experience Mergers & Acquisitions Human Resources/Compensation Information Technology Governance Restructuring
Toronto, Ontario, Canada Current position with the Company: Director Director since: June 2010 Age: 77 Independent
	Board/ Committee Memberships with the Company		Other Public Companies Currently Serving
			Directorships	Committees
Board of Directors Executive Committee (member) Audit Committee (member) Human Resources and Compensation Committee (member)
Shares & DSUs Held
Minimum level of ownership (2)	Number of Common Shares	Number of DSUs (3)	Total Market Value (4)	Compliance with minimum share ownership requirement (5)
$325,000	60,100	55,924	$878,302	Yes

(1)	Mr. Foster has held this occupation for the last five years.

(2)	Minimum level of ownership is equal to five times the annual board member retainer fee.

(3)	Includes related dividend amounts.

(4)	Value calculated based on the closing price of the Company’s common shares on the TSX (being CDN$10.48, USD$7.57), shares and DSUs held on March 13, 2020.

(5)
DSUs are included in determining whether the minimum share ownership requirements have been satisfied. For more information see sections entitled "Minimum Share Ownership Requirement" and "Director Compensation".

	Dahra Granovsky			Areas of Expertise:
Dahra Granovsky is the CEO of Beresford Accurate Folding Cartons, a folding carton packaging company and the Managing Director of Chem-Ecol, a lubricant company. Ms. Granovsky also serves on the Board of Directors of Hammond Power Solutions, Velan Inc. and Atlantic Packaging Product Ltd. Ms. Granovsky formerly served as a director of Redknee Solutions and formerly held executive management roles as the President of Atlantic Packaging Products, a manufacturer of corrugated packaging and paper bags with paper mills and recycling services.

Principal occupation(1): CEO, Beresford Accurate Folding Cartons and Managing Director, Chem-Ecol.
Strategy/Leading Growth Finance/Accounting Risk Management CEO/COO Experience Mergers & Acquisitions Manufacturing/Operations Marketing/Sales Human Resources/Compensation Governance Packaging Industry
Toronto, Ontario, Canada Current position with the Company: Director Director since: June 2019 Age: 49 Independent
	Board/ Committee Memberships with the Company		Other Public Companies Currently Serving
			Directorships	Committees
	Board of Directors Human Resources and Compensation Committee (member)		Hammond Power Solutions	Corporate Governance Committee (chairperson); Audit and Compensation Committee (member)
			Velan Inc.	Corporate Governance and Human Resources Committee (member); Audit Committee (member)
Shares & DSUs Held
Minimum level of ownership (2)	Number of Common Shares	Number of DSUs (3)	Total Market Value (4)	Compliance with minimum share ownership requirement (5)
$325,000	2,029	6,997	$68,327	Pending

(1)	Ms. Granovsky has held this occupation for the last five years.

(2)	Minimum level of ownership is equal to five times the annual board member retainer fee.

(3)	Includes related dividend amounts.

(4)	Value calculated based on the closing price of the Company’s common shares on the TSX (being CDN$10.48, USD$7.57), shares and DSUs held on March 13, 2020.

(5)
DSUs are included in determining whether the minimum share ownership requirements have been satisfied. For more information see sections entitled "Minimum Share Ownership Requirement" and "Director Compensation". Ms. Granovsky was appointed to the Board of Directors on June 6, 2019 and has until June 6, 2024 to comply with the minimum share ownership requirement.

	James Pantelidis			Areas of Expertise:
James Pantelidis has more than 30 years of experience in the petroleum industry. He is Chairman of the Board and Chairman of the Supply and Development Committee of Parkland Fuel Corporation (marketer of petroleum products) and has served as a director thereof since 1999. Mr. Pantelidis served as a director and Chairman of the Board of EnerCare Inc. from 2002 to 2018. He previously served on the Board of RONA Inc. (Chairman of the Human Resources and Compensation Committee) and Industrial Alliance Insurance and Financial Services Inc. (Chairman of the Investment Committee and member of Human Resources and Compensation Committee). From 2008 to 2011, Mr. Pantelidis served as a Non-Executive Director of Equinox Minerals Ltd. (Chairman of the Human Resources and Compensation Committee). From 2002 to 2006, Mr. Pantelidis was on the board of FisherCast Global Company and served as Chairman and Chief Executive Officer from 2004 to 2006. From 2002 to 2004, Mr. Pantelidis was President of J.P. & Associates, a strategic consulting group. Between 1999 and 2001, Mr. Pantelidis served as Chairman and Chief Executive Officer for the Bata International Organization. Mr. Pantelidis has a Bachelor of Science degree and a Master of Business Administration degree, both from McGill University, Montreal, Québec.

 Principal occupation(1): Corporate Director.

Strategy/Leading Growth

Capital Markets

Finance/Accounting

Risk Management

Mergers & Acquisitions

Manufacturing/Operations

Marketing/Sales

Human Resources/Compensation

Information Technology

Governance

International Markets

Restructuring

Toronto, Ontario, Canada Current position with the Company: Chairman of the Board of Directors Director since: May 2012 Age: 74 Independent
	Board/ Committee Memberships with the Company		Other Public Companies Currently Serving
			Directorships	Committees
	Board of Directors (chairman) Executive Committee (member) Corporate Governance and Nominating Committee (chairman)		Parkland Fuel Corporation	Supply and Development Committee (chairman)
Shares & DSUs Held
Minimum level of ownership (2)	Number of Common Shares	Number of DSUs (3)	Total Market Value (4)	Compliance with minimum share ownership requirement (5)
$325,000	48,760	29,261	$590,619	Yes

(1)	Mr. Pantelidis has held this occupation for the last five years.

(2)	Minimum level of ownership is equal to five times the annual board member retainer fee. This excludes the added retainer fee for the Chairman position.

(3)	Includes related dividend amounts.

(4)	Value calculated based on the closing price of the Company’s common shares on the TSX (being CDN$10.48, USD$7.57), shares and DSUs held on March 13, 2020.

(5)
DSUs are included in determining whether the minimum share ownership requirements have been satisfied. For more information see sections entitled "Minimum Share Ownership Requirement" and "Director Compensation".

	Jorge N. Quintas			Areas of Expertise:
Jorge Quintas started in 1970 as a Director in the cable industry and since 2002 has been the President of Nelson Quintas SGPS, SA, a holding company for the manufacturing of electrical and telecommunication cables, hazardous waste treatment plants, a telecommunications network in Brazil and real estate. Mr. Quintas has and continues to serve in executive capacities and/or as a director of various other private companies, most of which are based in Portugal. The companies with which Mr. Quintas serves as an executive are involved in a range of industrial activities, including the distribution and/or manufacture of natural gas, energy and telecommunications cables, fiber-optic cables, cables for the automotive industry and other types of cables.

Principal occupation(2): President, Nelson Quintas SGPS, SA (holding company for manufacturer of electrical and telecommunication cables).

Strategy/Leading Growth Finance/Accounting Risk Management CEO/COO Experience Manufacturing/Operations Marketing/Sales Human Resources/Compensation International Markets Packaging Industry
Porto, Portugal Current position with the Company: Director(1) Director since: June 2009 Age: 73 Independent
	Board/ Committee Memberships with the Company		Other Public Companies Currently Serving
			Directorships	Committees
Board of Directors Human Resources and Compensation Committee (member)
Shares & DSUs Held
Minimum level of ownership (3)	Number of Common Shares	Number of DSUs (4)	Total Market Value (5)	Compliance with minimum share ownership requirement (6)
$325,000	50,508	53,074	$784,116	Yes

(1)	Mr. Quintas was also a director of the Company from May 2005 to June 2006.

(2)	Mr. Quintas has held this occupation for the last five years.

(3)	Minimum level of ownership is equal to five times the annual board member retainer fee.

(4)	Includes related dividend amounts.

(5)	Value calculated based on the closing price of the Company’s common shares on the TSX (being CDN$10.48, USD$7.57), shares and DSUs held on March 13, 2020.

(6)
DSUs are included in determining whether the minimum share ownership requirements have been satisfied. For more information see sections entitled "Minimum Share Ownership Requirement" and "Director Compensation".

	Mary Pat Salomone			Areas of Expertise:

Mary Pat Salomone is a corporate director. From 2010 to 2013, she was Senior Vice President & Chief Operating Officer of Babcock & Wilcox Company (“B&W”), with more than 23,000 employees and 30 locations worldwide. Prior to that, Ms. Salomone held several senior positions with B&W, including Manager of Business Development and Manager of Strategic Acquisitions. From 1998 through 2007, Ms. Salomone was an officer of Marine Mechanical Company, which B&W acquired in 2007, including serving as President and Chief Executive Officer from 2001 through 2007.

Ms. Salomone is currently on the Board of Directors of TC Energy Corporation (formerly TransCanada Corporation), where she is the chairperson of the Health, Safety, Sustainability and Environment Committee as well as a member of the Governance Committee. Ms. Salomone has served as a director of Herc Holdings, Inc since 2016 and is the chairperson of the Compensation Committee as well as a member of the Nominating and Governance Committee. She also formerly served as a trustee of the Youngstown State University Foundation.

Ms. Salomone has a Bachelor of Engineering in Civil Engineering from Youngstown State University in Youngstown, Ohio and a Master of Business Administration from Baldwin Wallace College in Berea, Ohio. She completed the Advanced Management Program at Duke University’s Fuqua School of Business in 2011.

Principal occupation(1): Corporate Director.

Strategy/Leading Growth

Finance/Accounting

Risk Management

CEO/COO Experience

Mergers & Acquisitions

Manufacturing/Operations

Human Resources/Compensation

Information Technology

Governance

International Markets

Engineering

Restructuring

Energy/Utilities

Naples, Florida, USA Current position with the Company: Director Director since: November 2015 Age: 59 Independent

	Board/ Committee Memberships with the Company		Other Public Companies Currently Serving
			Directorships	Committees
	Board of Directors Audit Committee (member) Human Resources and Compensation Committee (member)		TC Energy Corporation	Health, Safety, Sustainability & Environment Committee (chairperson); Governance Committee (member)
TransCanada PipeLines Limited
			Herc Holdings, Inc.	Compensation Committee (chairperson); Nominating and Governance Committee (member)
Shares & DSUs Held
Minimum level of ownership (2)	Number of Common Shares	Number of DSUs (3)	Total Market Value (4)	Compliance with minimum share ownership requirement (5)
$325,000	—	24,282	$183,815	Yes

(1)	Ms. Salomone has held this occupation for the last five years.

(2)	Minimum level of ownership is equal to five times the annual board member retainer fee.

(3)	Includes related dividend amounts.

(4)	Value calculated based on the closing price of the Company’s common shares on the TSX (being CDN$10.48, USD$7.57), shares and DSUs held on March 13, 2020.

(5)
DSUs are included in determining whether the minimum share ownership requirements have been satisfied. For more information see sections entitled "Minimum Share Ownership Requirement" and "Director Compensation". Ms. Salomone met the new share ownership requirement as of June 17, 2019.

	Melbourne F. Yull			Areas of Expertise:
Melbourne F. Yull has been an entrepreneur for most of his business career. He founded the Company in 1981 and by 2006 had grown it to approximately CDN $1 billion in revenue. He was Chief Executive Officer and Chairman of the Board of the Company until his retirement in 2006. Prior to starting the Company, he was an original partner in a major Canadian paper converter and founded a plastic company that was the first to develop and commercialize the transition to plastic bags from paper in the retail market. Mr. Yull was Québec’s Entrepreneur of the Year in 1995 and serves on numerous private company boards.

Principal occupation(2): President, Samanna Properties LLC and Affinity Kitchen & Bath LLC.

Strategy/Leading Growth Capital Markets Finance/Accounting Risk Management CEO/COO Experience Mergers & Acquisitions Manufacturing/Operations Marketing/Sales Governance International Markets Packaging Industry
Sarasota, Florida, USA Current position with the Company: Director Director since: June 2007(1) Age: 79 Non-Independent
	Board/ Committee Memberships with the Company		Other Public Companies Currently Serving
			Directorships	Committees
Board of Directors Executive Committee (chairman)
Shares & DSUs Held
Minimum level of ownership (3)	Number of Common Shares	Number of DSUs (4)	Total Market Value (5)	Compliance with minimum share ownership requirement (6)
$325,000	1,734,629	37,247	$13,413,101	Yes

(1)
Mr. Yull was also a director of the Company from its incorporation on December 22, 1989 to June 14, 2006 (when he retired as Chairman of the Board of Directors and Chief Executive Office of the Company) and, prior thereto, a director of a predecessor company from 1981. He served as Executive Director of the Company from June 28, 2007 to June 8, 2010.

(2)	Mr. Yull has held this occupation for the last five years.

(3)	Minimum level of ownership is equal to five times the annual board member retainer fee.

(4)	Includes related dividend amounts.

(5)	Value calculated based on the closing price of the Company’s common shares on the TSX (being CDN$10.48, USD$7.57), shares and DSUs held on March 13, 2020.

(6)
DSUs are included in determining whether the minimum share ownership requirements have been satisfied. For more information see sections entitled "Minimum Share Ownership Requirement" and "Director Compensation".

	Gregory A.C. Yull		Areas of Expertise:
Gregory Yull was named President and CEO of the Company in June 2010 and was appointed to the Board of Directors in August 2010. Prior to his current position, Mr. Yull was President of the Tapes and Films Division of the Company from October 2005, where he was responsible for the North American and European operations spanning 15 locations and providing leadership for a 1,500-person workforce. Prior to that, he served as Executive Vice President of the Industrial Business Unit for Tapes & Films of the Company from November 2004 and prior thereto was President, Film Products of the Company from June 1999. He has also held various positions at the Company in Sales and Product Management and had extensive functional responsibilities supporting the Fibope business division. Mr. Yull has been with the Company since 1991.

Principal occupation(1): President and CEO of the Company.

Strategy/Leading Growth

Finance/Accounting

Risk Management

CEO/COO Experience

Mergers & Acquisitions

Manufacturing/Operations

Marketing/Sales

Human Resources/Compensation

International Markets

Packaging Industry

Restructuring

Sarasota, Florida, USA Current position with the Company: President and Chief Executive Officer Director Director since: August 2010 Age: 53 Non-Independent
	Board/ Committee Memberships with the Company	Other Public Companies Currently Serving
		Directorships	Committees
Board of Directors Executive Committee (member)

(1)	Mr. Yull has held this occupation for the last five years.

Director Information
Board Membership
The following table sets out information regarding the nine current members of the Board of Directors, each of whom is proposed to be nominated for election as a director at the Meeting.

Name	Director Since	Executive Committee	Audit Committee	Human Resources and Compensation Committee	Corporate Governance and Nominating Committee
Robert M. Beil	2007			Chair	Member
Frank Di Tomaso	2014		Chair		Member
Robert J. Foster	2010	Member	Member	Member
Dahra Granovsky	2019			Member
James Pantelidis	2012	Member			Chair
Jorge N. Quintas	2009			Member
Mary Pat Salomone	2015		Member	Member
Gregory A.C. Yull	2010	Member
Melbourne F. Yull	2007	Chair
Board and Committee Attendance
During the 2019 fiscal year, there were five meetings of the Board of Directors, three meetings of the Human Resources and Compensation Committee (“HRCC”), one meeting of the Corporate Governance and Nominating Committee (“CGNC”), four meetings of the Audit Committee and one meeting of the Executive Committee. The following table sets out attendance of the members of the Board of Directors at meetings held during 2019.

Director	Board	Audit Committee	HRCC	CGNC	Executive Committee	Overall Attendance
Robert M. Beil	5/5 (100%)		3/3 (100%)	1/1 (100%)		9/9 (100%)
Frank Di Tomaso	5/5 (100%)	4/4 (100%)		1/1 (100%)		10/10 (100%)
Robert J. Foster	5/5 (100%)	4/4 (100%)	3/3 (100%)		1/1 (100%)	13/13 (100%)
Dahra Granovsky	2/2(1) (100%)		2/2(1) (100%)			4/4 (100%)
James Pantelidis	5/5 (100%)			1/1 (100%)	1/1 (100%)	7/7 (100%)
Jorge N. Quintas	5/5 (100%)		3/3 (100%)			8/8 (100%)
Mary Pat Salomone	5/5 (100%)	4/4 (100%)	3/3 (100%)			12/12 (100%)
Gregory A.C. Yull	5/5 (100%)				1/1 (100%)	6/6 (100%)
Melbourne F. Yull	5/5 (100%)				1/1 (100%)	6/6 (100%)

(1)	Ms. Gravonsky attended all Board and HRCC meetings that occurred following her appointment to the Board of Directors and HRCC on June 6, 2019 (2 meetings each).

In Camera Meetings
It is the practice of the Board of Directors to hold, on a regular basis following in-person meetings of the Board of Directors, in camera sessions at which only independent directors are in attendance. In 2019, the Company held in camera sessions for all five board meetings as well as all four audit committee meetings for a total of nine in camera sessions.
About Nominated Directors

Age average 67 years	Tenure average 8.24 years
Director Independence
The following table sets out the independence status of the directors, as defined in National Instrument 52-110 Audit Committees:

Director	Independent	Reason for non-independence
Robert M. Beil	Yes
Frank Di Tomaso	Yes
Robert J. Foster	Yes
Dahra Granovsky	Yes
James Pantelidis	Yes
Jorge N. Quintas	Yes
Mary Pat Salomone	Yes
Gregory A.C. Yull	No	President and Chief Executive Officer of the Company
Melbourne F. Yull	No	Immediate family member of the President and Chief Executive Officer of the Company

Directors’ Skills Matrix
The following table sets out the range of skills the Board of Directors perceives to be most important for the Company and indicates the extent to which they are met by current Board members:

Directors
Skills	Robert M. Beil	Frank Di Tomaso	Robert J. Foster	Dahra Granovsky	James Pantelidis	Jorge N. Quintas	Mary Pat Salomone	Gregory A.C. Yull	Melbourne F. Yull
Strategy / Leading Growth	✓	✓	✓	✓	✓	✓	✓	✓	✓
Capital Markets			✓		✓				✓
Finance / Accounting		✓	✓	✓	✓	✓	✓	✓	✓
Risk Management	✓	✓	✓	✓	✓	✓	✓	✓	✓
CEO / COO Experience			✓	✓	✓	✓	✓	✓	✓
Mergers & Acquisitions	✓	✓	✓	✓	✓		✓	✓	✓
Manufacturing / Operations	✓			✓	✓	✓	✓	✓	✓
Marketing / Sales	✓			✓	✓	✓		✓	✓
Human Resources / Compensation	✓	✓	✓	✓	✓	✓	✓	✓
Information Technology			✓		✓		✓
Governance		✓	✓	✓	✓		✓		✓
International Markets	✓				✓	✓	✓	✓	✓
Packaging Industry	✓			✓		✓		✓	✓

Expertise and skills
Number of directors with expert or strong knowledge of:

9	strategy/leading growth, risk management
(100%)
8	finance/accounting, mergers & acquisitions, human resources/compensation
7	CEO/COO experience, manufacturing/operations
6	international markets, governance, marketing/sales
5	packaging industry
3	capital markets, information technology

Serving Together on Other Boards of Directors
The approach of the Board of Directors to “board interlocks” is that no more than two of the Company’s directors may sit on the same board of directors of a public company (other than the Company). The Board of Directors has determined that there are at present, among the Company’s directors, no common memberships on boards of directors of public companies.
Minimum Share Ownership Requirement
As of June 6, 2019, the minimum share ownership requirement was amended to require directors who are not executive officers of the Company to own a minimum of Shares or DSUs under the DSU Plan equivalent to 5 times the annual board member retainer fee within five years of joining the Board of Directors. If a director has satisfied the minimum share ownership requirement, he or she will continue to satisfy the minimum requirement notwithstanding a subsequent decrease in the value of Shares. As of March 13, 2020, seven of the eight directors who are not executive officers of the Company are in compliance with the minimum share ownership requirement. Ms. Granovsky has until June 6, 2024 to comply with the new minimum share ownership requirement.
Cease-Trade Orders, Penalties and Sanctions
To the knowledge of the Company, none of the foregoing nominees for election as director of the Company:

(a)	is, or within the last ten years has been, a director, chief executive officer or chief financial officer of any company that:

(i)
was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(ii)
was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company.

(b)
is, or within the last ten years has been, a director or executive officer of any company that, while the proposed director was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; except for Mary Pat Salomone who was a director of Crucible Materials Corp. (“Crucible”) from May 2008 to May 1, 2009. On May 6, 2009, Crucible and one of its affiliates filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the US Bankruptcy Court for the District of Delaware. On August 26, 2010, the Bankruptcy Court entered an Order confirming Crucible’s Second Amended Chapter 11 Plan of Liquidation, or

(c)
has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

None of the foregoing nominees for election as director of the Company has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.
Majority Voting for Directors
The Company has a majority voting policy for the election of members of the Board of Directors. Under this policy, in an uncontested election of directors, any nominee proposed for election as a director who receives a greater number of “withheld” votes than “for” votes is expected, to promptly following the date of the shareholders’ meeting at which the election occurred, tender his or her resignation to the Chairman of the Board of Directors for consideration by the CGNC, with the resignation to take effect upon acceptance by the Board of Directors. This policy applies only to “uncontested elections”, that is elections in which the number of nominees for director is equal to the number of directors to be elected.

The Board of Directors will act on the CGNC’s recommendation within 90 days following the date of the shareholders’ meeting at which the election occurred. Following the Board of Directors’ decision on the CGNC’s recommendation, the Board of Directors will promptly disclose, by way of a press release, the Board of Directors’ decision whether or not to accept the director’s resignation offer, together with an explanation of the process by which the decision was made and, if applicable, the Board of Directors’ reason or reasons for rejecting the tendered resignation.
The CGNC will be expected to accept the resignation except in situations where extenuating circumstances would warrant the applicable director continuing to serve on the Board of Directors. In considering whether or not to accept the resignation, the CGNC will consider all factors deemed relevant by the CGNC including, without limitation, the stated reason or reasons why shareholders “withheld” votes from the election of that nominee, the length of service and the qualifications of the director whose resignation has been tendered (including, for example, the impact the director’s resignation would have on the Company’s compliance with the requirements of applicable corporate and securities laws and the rules of any stock exchange on which the Company’s securities are listed or posted for trading), such director’s contributions to the Company, and whether the director’s resignation from the Board of Directors would be in the best interests of the Company.
The CGNC will also consider a range of possible alternatives concerning the director’s tendered resignation as the Committee deems appropriate including, without limitation, acceptance of the resignation, rejection of the resignation, or rejection of the resignation coupled with a commitment to seek to address and cure the underlying reasons reasonably believed by the CGNC to have substantially resulted in the “withheld” votes.
A director who tenders his or her resignation will not participate in any meetings to consider whether the resignation will be accepted.
Shareholders should note that, as a result of the majority voting policy, a ‘‘withhold’’ vote is effectively the same as a vote against a director nominee in an uncontested election.
Election of Directors - 2019
At the annual meeting of shareholders of the Company held on June 6, 2019, all candidates proposed as directors were duly elected to the Board of Directors of the Company by a majority of the votes cast by shareholders present or represented by proxy at such meeting, as follows:

Name of Nominee	Votes for	%	Votes Withheld	%
Robert M. Beil	42,648,547	95.43	2,040,411	4.57
Frank Di Tomaso	43,881,202	98.19	807,756	1.81
Robert J. Foster	44,049,867	98.57	639,091	1.43
James Pantelidis	43,165,951	96.59	1,523,007	3.41
Jorge N. Quintas	43,651,676	97.68	1,037,282	2.32
Mary Pat Salomone	44,106,767	98.70	582,191	1.30
Gregory A.C. Yull	44,243,879	99.00	445,079	1.00
Melbourne F. Yull	44,239,760	98.99	449,198	1.01

Dahra Granovsky was appointed to the Board on June 6, 2019.
Director Compensation
Compensation of directors is established in order to allow the Company to attract and retain highly-qualified directors with varied and relevant experience, taking into account a wide variety of functional activities in which the Company engages, and to align the interests of the directors with those of the shareholders.
Directors participate in the DSU Plan, the purpose of which is to provide participants with a form of compensation which promotes greater alignment of the interests of the participants and the shareholders of the Company in creating long-term shareholder value. See section entitled “Securities Authorized for Issuance under Equity Compensation Plans” below for a description of the DSU Plan.

Directors receive annual fees for their service which are paid semi-annually. The following table presents the different components of the compensation the directors may be entitled to receive, with the exception of Gregory A. C. Yull, who does not receive any compensation for serving as director as he is an executive of the Company.

Type of Compensation	Effective July 1, 2019	Effective Prior to July 1, 2019
Annual Amount	($)	($)
Chair of the Board of Directors	140,000	100,000
Member of the Board of Directors	65,000	50,000
Chair of the Audit Committee	20,000	15,000
Member of the Audit Committee	8,000	8,000
Chair of the HRCC	15,000	10,000
Member of the HRCC	7,000	7,000
Chair of the CGNC	9,000	9,000
Member of the CGNC	5,000	5,000
Chair of the Executive Committee	9,000	9,000
Member of the Executive Committee	5,000	5,000
Other Compensation
DSUs	95,000	75,000
The Company implemented changes to annual fees in 2019 based on a benchmarking pay study that was completed to assess market competitiveness. The Company does not pay meeting fees. Directors are reimbursed for travel and other out-of-pocket expenses incurred for attending Board of Directors and Committee meetings. If an independent director who is not an employee of the Company or of one of its subsidiaries is asked to provide additional services to the Company as a director beyond the customary responsibilities of a director, such director may receive additional compensation determined by the CGNC.
The Company does not have a retirement plan for directors who are not employees or former employees of the Company.
Summary of Director Compensation
The Company paid its directors an aggregate of $1,369,800 for their services as directors in respect of the fiscal year ended December 31, 2019. The following table presents the details of all compensation and fees paid to the directors of the Company for the fiscal year ended December 31, 2019 (except for Gregory A. C. Yull, who is an executive of the Company and who did not receive any fees as a director).

Director	Fees earned(1) ($)	Allocation of Annual Fees		Share-based awards (DSUs)(2) ($)	Total ($)
		DSUs ($)	Cash ($)
Robert M. Beil	75,000	—	75,000	95,000	170,000
Frank Di Tomaso	80,000	—	80,000	95,000	175,000
Robert J. Foster	77,500	35,000	42,500	95,000	172,500
Dahra Granovsky	39,800	—	39,800	95,000	134,800
James Pantelidis	134,000	—	134,000	95,000	229,000
Jorge N. Quintas	64,500	64,500	—	95,000	159,500
Mary Pat Salomone	72,500	—	72,500	95,000	167,500
Melbourne F. Yull	66,500	—	66,500	95,000	161,500
Total	609,800	99,500	510,300	760,000	1,369,800

(1)	Represents total compensation for Board and Committee services, which includes both cash payments and the value of DSUs elected in lieu of cash for such fees.

(2)
The amount shown for each share-based award is the grant date fair value of the DSUs that were granted to the director under the DSU Plan for the specified financial year which is calculated as the volume weighted average price ("VWAP") of the Shares on the TSX for the five trading days preceding the date on which the DSU value is determined. Amounts presented do not include DSUs elected in lieu of cash for semi-annual directors’ fees. For more information on the DSU Plan and amendments thereto, see the section entitled “Securities Authorized for Issuance Under Equity Compensation Plans”.

During the fiscal year ended December 31, 2019, there were no option-based awards, non-equity incentive plan compensation, pension awards, plans that provide for the payment of pension plan benefits, or other compensation paid, payable, awarded, granted or given to the directors of the Company in their capacity as directors. Gregory A. C. Yull received this compensation in his role as CEO of the Company, and Melbourne Yull, received an annual benefit payment made in connection with a retirement plan established when he was an employee of the Company. For more information, see the section entitled "Supplemental Executive Retirement Plans".

The following table presents the breakdown of fees earned by each director for the fiscal year ended December 31, 2019 (except for Gregory A. C. Yull, who is an executive of the Company and who did not receive any fees as a director).

Director	Board Retainer Fee ($)	Committee Retainer Fee ($)	Committee Chair Retainer Fee ($)	Total Fees Earned ($)
Robert M. Beil	57,500	5,000	12,500	75,000
Frank Di Tomaso	57,500	5,000	17,500	80,000
Robert J. Foster	57,500	20,000	—	77,500
Dahra Granovsky	35,833	3,967	—	39,800
James Pantelidis	120,000	5,000	9,000	134,000
Jorge N. Quintas	57,500	7,000	—	64,500
Mary Pat Salomone	57,500	15,000	—	72,500
Melbourne F. Yull	57,500	—	9,000	66,500
Total	500,833	60,967	48,000	609,800

Incentive Plan Awards - Outstanding Director Option-Based Awards
At the end of the fiscal year ended December 31, 2019, there were no outstanding option-based awards held by non-management directors.

Incentive Plan Awards - Outstanding and Share-Based Awards
The following table presents for each director all outstanding share-based awards at the end of the fiscal year ended December 31, 2019 (except for Gregory A.C. Yull, who is an executive of the Company. For Gregory A.C. Yull, see the heading “Executive Compensation — Summary of the Compensation of the Named Executive Officers — Incentive Plan Awards — Outstanding Share-Based Awards and Option-Based Awards”).

	DSUs
Name	Number of Vested DSUs Outstanding(1)(2) (#)	Value of Vested DSUs Outstanding(3) ($)
Robert M. Beil	35,411	448,657
Frank Di Tomaso	29,231	370,357
Robert J. Foster	55,924	708,557
Dahra Granovsky	6,997	88,652
James Pantelidis	29,261	370,737
Jorge N. Quintas	53,074	672,448
Mary Pat Salomone	24,282	307,653
Melbourne F. Yull	37,247	471,919

(1)	All outstanding DSUs were 100% vested for directors as of December 31, 2019 and as such, no unvested amounts are shown in the table above.

(2)	Includes related dividend amounts.

(3)
The value of the DSUs is calculated based on the five-day VWAP of Shares on the TSX on December 31, 2019 (CDN$ 16.63, USD$12.67). For more information on the DSU Plan, see the section entitled “Securities Authorized for Issuance Under Equity Compensation Plans.”

Incentive Plan Awards – Value Vested or Earned During the Year
The following table sets out for each director (except for Gregory A. C. Yull, who is an NEO), the value of option-based awards and share-based awards which vested during the year ended December 31, 2019 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2019. For Gregory A.C. Yull, see “Executive Compensation — Summary of the Compensation of the Named Executive Officers — Incentive Plan Awards — Outstanding Share-Based Awards and Option-Based Awards”.

Name	Option-Based Awards – Value Vested During the Year(1) ($)	Share-Based Awards – Value Vested During the Year(2) ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Robert M. Beil	—	113,907	—
Frank Di Tomaso	—	110,447	—
Robert J. Foster	—	160,029	—
Dahra Granovsky	—	98,012	—
James Pantelidis	—	110,474	—
Jorge N. Quintas	—	186,672	—
Mary Pat Salomone	—	107,669	—
Melbourne F. Yull	—	114,929	—

(1)	There were no stock options outstanding as of December 31, 2019 and as such, nil is shown in the table above.

(2)
The value is calculated as if the DSUs were settled on the vesting date of each relevant grant. The DSU value is based on the five-day VWAP of Shares on the TSX on the vesting date, which is the same as the grant date. Included in the table above are DSUs elected in lieu of cash for semi-annual directors’ fees earned and granted during 2019. Includes related dividend amounts.

Supplemental Executive Retirement Plans
The following table sets out the entitlements of each of Melbourne F. Yull and Gregory A. C. Yull under the defined benefit plans that provide for payments or benefits at, following, or in connection with retirement (all figures were calculated using the accounting methods and assumptions disclosed in Note 20 to the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2019).

Name	Number of Years Credited Service (#)	Annual Benefits Payable		Opening Present Value of Defined Benefit Obligation ($)	Compensatory Change ($)	Non- Compensatory Change ($)	Closing Present Value of Defined Benefit Obligation ($)
		At Year End ($)	At Age 65 ($)
Melbourne F. Yull	25	260,935	N/A	2,162,494	(260,935)	246,895	2,148,454
Gregory A.C. Yull	30	600,000	600,000	5,306,432	—	1,582,550	6,888,982
Melbourne F. Yull was Chairman of the Board of Directors and Chief Executive Officer of the Company from January 11, 1995 to June 14, 2006. Prior thereto, Mr. Yull was the President and a director of the Company or a predecessor thereof, from 1981. The former employment agreement entered into between the Company and Mr. Yull provides that Mr. Yull receives from the Company a defined benefit supplementary pension annually for life in an amount equal to 2% of the average of Mr. Yull’s annual gross salary for the final five years of his employment with the Company, multiplied by his years of service with the Company to retirement. Accordingly, Mr. Yull receives a pension from the Company in an amount of $260,935 per year.
Gregory A. C. Yull is President, Chief Executive Officer and a director of the Company. Pursuant to the terms of the Yull Agreement, unless terminated by the Company for Cause (as defined in the Yull Agreement), he shall receive a defined benefit supplementary pension annually for life equal to the lesser of: (i) $600,000 if he separates from service at age 65 or older, $570,000 at age 64, $540,000 at age 63, $510,000 at age 62, $480,000 at age 61, or $450,000 at age 60 or younger with such payments to begin at age 60; and (ii) two percent of the average of his total cash compensation (base salary and performance bonus) for the highest five years of his employment during the prior ten years as of the time of separation, multiplied by his years of service with the Company. In the event of Mr. Yull’s death, his surviving spouse would receive 50% of the annual supplement pension benefit that was being paid to Mr. Yull at the time of his death or that would have been paid to Mr. Yull if he had retired on the date of his death, within ninety days of his death and continuing annually during her lifetime. The retirement benefits set forth above were vested upon the completion of five years of service. As of December 31, 2019, Mr. Yull’s accumulated benefit was an amount of $600,000 per year.

DIRECTORS’ AND OFFICERS’ INSURANCE
The Company maintains directors’ and officers’ liability insurance covering liability, including defense costs, of directors and officers of the Company incurred as a result of acting in such capacity, provided that they acted honestly and in good faith with a view to the best interests of the Company. The current limit of the insurance is $60 million. An annual premium of $148,494 was paid by the Company in 2019 with respect to the period from December 1, 2019 to December 1, 2020. Claims payable to the Company are subject to retention or a deductible of up to $50,000 per occurrence.

EXECUTIVE COMPENSATION
HRCC CHAIRMAN'S LETTER TO SHAREHOLDERS

Dear Fellow Shareholders, On behalf of the HRCC, we are providing this letter and the accompanying compensation discussion and analysis ("CD&A") to provide an overview of:

●	The Company’s compensation programs and 2019 compensation outcomes for the CEO and other named executive officers ("NEO's").

●	The alignment of 2019 compensation outcomes and the company’s performance, consistent with our pay-for-performance philosophy.

Our annual “Say on Pay” advisory vote in 2019 received 80% support from shareholders in favor of our executive compensation program. As a result of our say on pay vote results, we reviewed our executive compensation programs to confirm that our incentive plans provide pay outcomes that are strongly aligned with our performance and that our compensation philosophy aligns with the interests of shareholders. We also reviewed the disclosure in our CD&A and made a number of enhancements to our disclosure to provide our shareholders with additional context as they assess our pay and performance linkage. We consider feedback from our shareholders regarding our executive compensation program as described under “Shareholder Engagement”. In addition to the advisory vote on executive compensation, shareholders are invited to express their views as also described under “Shareholder Engagement”.
Our Approach to Executive Compensation
The Company is focused on a pay-for-performance approach to compensation for all team members, particularly our executive team. Our long-term, at-risk, equity-based compensation, which represents 49% of 2019 compensation for our CEO, is fully aligned with the shareholder experience and our pay-for-performance philosophy. This philosophy aligns with the shareholder’s interest and supports the Company’s focus on execution as it moves beyond the major capital expenditure program from 2017-2018 and the four business acquisitions since 2017. The Company’s near-term priorities include: expanding with its e-commerce accounts around the globe; embracing sustainability with packaging and protective packaging solutions that deliver value and sustainable attributes, like curbside recycling and reduced waste; and integrating acquisitions by driving cost and revenue synergies. Successfully executing on these priorities positions the Company to deliver improved margins and increased free cash flow.
Our executive compensation policies and programs are designed to attract and retain strong executive talent at a competitive cost to the Company and to ensure they are fully motivated to achieve our financial goals and to grow sustainable long-term value for shareholders. We recognize that long-term growth and value creation requires taking an acceptable level of risk. We ensure our compensation policies and practices reward executives for both short- and long-term decision making and do not encourage unnecessary risk taking or result in excessive compensation levels. We are committed to ensuring there is a strong link between shareholder value, financial results and executive compensation outcomes. This alignment is demonstrated in the sections entitled "Performance Graph and CEO Compensation Look Back" starting on page 45.
The Company’s 2019 Performance
The Company's achievements in 2019 include:

•
Adjusted EBITDA grew 22% from $140.9 million in 2018 to $172.2 million in 2019 and cash flows from operating activities grew 49% from $90.8 million in 2018 to $135.0 million in 2019. In addition, free cash flows grew by close to five times from $15.0 million in 2018 to $86.8 million in 2019.

•	Three greenfield investments were commissioned - a second water-activated tape line in Midland, North Carolina and the carton sealing tapes and woven facilities, both in India.

•	Capital expenditures, both for growth and maintenance, of $48 million were squarely in line with our projected range of $45 to $55 million.

•
Acquisition synergies are being delivered. The Maiweave acquisition achieved targeted synergies, ahead of schedule, and the integration of Polyair is ongoing through 2021, including new product opportunities.

•	The new Indian woven facility is at full capacity, ahead of plan.

•	The dividend was increased by 5.4% on an annualized basis to $0.59 per common share.

•	Strong cash flow allowed us to pay down debt and our total leverage ratio dropped below 3.0 times.
Our Key Compensation Decisions for 2019
We review the Company’s compensation policies and programs annually to ensure that they are competitive, linked to performance and aligned with shareholders’ interests and strategy. The HRCC completed a full review and redesign of our compensation programs in 2017 and 2018 and tested the effectiveness of our compensation programs by assessing the long term link between realizable compensation and performance in each of 2017, 2018 and 2019.
Base Salary
Salaries are reviewed annually and adjusted to reflect increases in responsibilities and market trends. Consideration is also given to experience, scope of the role, sustained performance, and internal equity. In 2019, aggregate NEO salaries increased by 2.3% over 2018 levels to reflect cost of living and market trends.
Annual Incentive Awards
The Company has an annual incentive plan that is focused on critical financial performance measures: Compensation Adjusted EBITDA and Compensation Cash Flows (defined in the section entitled "Annual Incentive Plan Awards – Bonuses"). These measures are strong indicators of the company’s annual performance and are linked to our long-term shareholder value creation. Early in 2019, the HRCC approved targets for the short-term incentive program on a basis that required significant improvement year over year. The 2019 target for Compensation Adjusted EBITDA required 23% growth from 2018 results and the 2019 target for Compensation Cash Flows required 33% growth from 2018 results. The Company performance component of the short-term incentive resulted in a payout as a percentage of target bonus of 133.6% based on Compensation Adjusted EBITDA at 102.6% of target and Compensation Cash Flows at 101.3% of target.
Long-Term Incentive Awards
The Company has a balanced long-term incentive plan that includes stock options, performance share units ("PSUs") and restricted share units ("RSUs"). We believe that these long-term incentive vehicles each have important individual attributes and together provide strong alignment with shareholder value creation and promote retention.

•	Stock Options-provide a strong incentive linked directly to share price improvement & only deliver value when share price increases above the exercise price.

•
PSUs-reward the achievement of financial returns, through a return on invested capital measure, as well as strong performance relative to peer companies, through a relative total shareholder return measure.

•	RSUs-provide alignment with shareholders through participation in share price movement and add retention value to the long-term incentive plan.
In 2019, the HRCC awarded long-term incentives in the form of 50% PSUs, 25% stock options and 25% RSUs, at market competitive levels for each NEO. This “portfolio approach” to long-term incentive compensation helps balance each of the above objectives while maintaining the largest focus (75% of the long-term incentive program) on performance-based equity through PSUs and stock options to reinforce performance orientation and alignment with shareholder value.
Between the annual and the long-term incentive programs, the Company uses a multi-dimensional approach covering earnings, balance sheet, and cash flows, as well as market performance, providing the HRCC a robust and comprehensive view of performance.
CEO Compensation for 2019
For 2019, CEO base salary increased a modest 3.6% and was in line with adjustments made at a Company-wide level. Actual CEO compensation increased 8.6% over 2018 mainly as a result of stronger achievement under the annual incentive plan.

Compensation Element	2018	2019	% Change
Base salary	799,575	828,335	3.6%
Annual incentive plan award	757,417	1,115,204	47.2%
Long-term incentives, at grant value	1,938,326	1,849,141	(4.6)%
Other compensation(1)	46,413	52,535	13.2%
Total compensation(2)	3,541,731	3,845,215	8.6%

(1)	Includes pension value and all other compensation as presented in the table in the section entitled “Summary of the Compensation of the Named Executive Officers”.

(2)	See “Summary of the Compensation of the Named Executive Officers” starting on page 49 for additional details.
These increases in year-over-year compensation were aligned with improvements in year-over-year performance. The annual incentive plan award was higher year over year primarily due to very strong adjusted EBITDA growth and cash flow from operating activities. Adjusted EBITDA growth was 22% for 2019 and growth in cash flows from operating activities was 49%.
Despite the Company's achievements in 2019 and overall solid financial performance, Share price performance has not been as strong resulting in realization lower than target. The 2016 PSU awards were settled at 0% in 2019 resulting in realized compensation for the CEO that was $1.6 million lower than the grant date fair value reflected in the summary compensation table. In addition, based on the Company’s performance as of December 31, 2019, 0% of the 2017 PSU awards would be earned if they were to be settled at December 31, 2019 resulting in realizable compensation for the CEO that would be $1.5 million lower than the grant date fair value reflected in the summary compensation table. As of December 31, 2019, option-based awards granted in 2018 and 2019 have a realizable value of $0 as they are not in-the-money. The actual value received on settlement, if any, will be different and could also be nil, depending on variations in the price of the Shares. Over the past five years, the long-term compensation program has delivered realizable value to the CEO that is 27% below the grant date fair value, reflecting strong alignment between the CEO's realizable compensation and the shareholder experience.
Looking Ahead to 2020
We monitor pay levels and trends in executive compensation and corporate governance and are confident that our current compensation structure is competitive and meets the objectives of our compensation philosophy. We expect to keep our compensation programs stable in 2020.
Conclusion
The responsibility for executive compensation rests with the Board, and we consider the longer term implications of the compensation decisions we make and the program changes we approve. We remain committed to compensation policies and programs that drive and support results that deliver value to you, our shareholders.

Sincerely,

Robert Beil Chairman of the Human Resources and Compensation Committee

Compensation Discussion and Analysis
This discussion describes the Company’s compensation program for the NEOs, that is, each person who acted as the CEO, Chief Financial Officer (“CFO”) and the three most highly-compensated executive officers (or three most highly-compensated individuals acting in a similar capacity), other than the CEO and CFO, and whose total compensation was more than $150,000 in the Company’s last financial year. It addresses the Company’s philosophy and objectives and provides a review of the process that the HRCC follows in deciding how to compensate the NEOs. This section also provides discussion and analysis of the HRCC’s specific decisions regarding the compensation of the NEOs for the financial year ended December 31, 2019.
Human Resources and Compensation Committee
The HRCC is composed of five directors: Robert M. Beil (chairman), Robert J. Foster, Dahra Granovsky, Jorge N. Quintas and Mary Pat Salomone, none of whom is or has been at any previous time an employee of the Company or any of its subsidiaries, and all of whom are considered independent within the meaning of National Instrument 52 – 110 Audit Committees. The HRCC annually reviews the performance of the executives and ensures that the compensation and incentive programs are market competitive and aligned with good compensation governance practices. The members of the HRCC collectively have the knowledge, experience and background to fulfill their mandate, and each of the members of the HRCC has direct experience relevant to their responsibilities regarding executive compensation. Each of the members of the HRCC is an experienced senior executive. In particular, Messrs. Foster and Quintas and Ms. Granovsky are presidents of their respective companies, Mr. Beil has extensive experience with the design and implementation of executive compensation packages based on his experience in the human resources function at Dow Chemical, and Ms. Salomone was Chief Operating Officer of a publicly-traded company and is currently the Chair of the compensation committee of another publicly traded company. These collective skills and extensive experience enable the HRCC to make decisions on the suitability of the Company’s compensation policies and practices.
Compensation Program Philosophy
The Company’s executive compensation philosophy and program objectives are directed primarily by two guiding principles. First, the program is intended to provide competitive levels of compensation, at expected levels of performance, in order to attract, motivate and retain talented executives. Second, the program is intended to create an alignment of interest between the Company’s executives and shareholders so that a significant portion of each executive’s compensation is linked to creating long-term shareholder value. In support of this philosophy, the executive compensation program is designed to reward performance that is directly relevant to the Company’s short-term and long-term success. The Company provides both short-term and long-term incentive compensation that varies based on corporate and individual performance.
Three primary components comprise the Company’s compensation program: base salary, annual incentive plan award based on the Company's performance and a long-term incentive plan award comprised of PSUs and RSUs pursuant to the Amended and Restated Performance and Restricted Share Unit Plan (the "PRSU Plan"), and stock options pursuant to the 2019 Executive Stock Option Plan (the "2019 ESOP").
Each element of compensation fulfills a different role in attracting, retaining and motivating qualified executives and employees. The Company provides a balanced compensation program with both short-term (salary and annual incentive plan award) and long-term (PSUs, RSUs and stock options) compensation. The following describes the Company’s executive compensation program by component of compensation and discusses how each component relates to the Company’s overall executive compensation objective.

Compensation Element	Time Period	Purpose
Short-term:
Base salary	Annual
To provide a base level of annual compensation for the Company’s NEOs generally set at a level that is within a competitive range of the median of companies that compete with the Company for business and executive talent (the "Compensation Peer Group")

Incentive plan award	Annual	To encourage and reward performance over the financial year compared to predefined goals and objectives and reflect progress toward predetermined company-wide and individual objectives
Long-term:
PSUs	Three Years	To reward NEOs for the achievement of long-term growth, resulting in increased shareholder value and align the interest of the NEOs with the interest of the shareholders
RSUs
Stock Options

The base salaries of the NEOs are reviewed annually and adjusted periodically to take into account the following factors: market and economic conditions; levels of responsibility and accountability of each NEO; skills and competencies of each NEO; retention considerations; and sustained performance.
In 2019, the Company issued PSUs and RSUs under the PRSU Plan and stock options under the 2019 ESOP. Annual incentive plan awards are based on predetermined performance goals and may form a greater or lesser part of the entire compensation package in any given year, depending on performance.
Purpose
The Company’s executive compensation program has been designed to accomplish the following long-term objectives:

Named Executive Officer Profiles
The following are profiles of each of the Company’s NEOs. The NEOs for 2019 are: Gregory A.C. Yull, Jeffrey Crystal, Douglas Nalette, Shawn Nelson and Joseph Tocci. The profiles include details of their respective compensation for 2019 and the two previous fiscal years, their respective ownership as of December 31, 2019 of Shares and outstanding awards of stock options, PSUs and RSUs pursuant to the Company’s 2019 ESOP and PRSU Plan, respectively, and whether each is in compliance with the Company’s minimum share ownership requirement.

Gregory A.C. Yull
Chief Executive Officer and President

Gregory Yull was named President and Chief Executive Officer of the Company in June 2010 and was appointed to the Board of Directors in August 2010. Prior to his current position, Mr. Yull was President of the Tapes and Films Division of the Company from October 2005, where he was responsible for the North American and European operations spanning 15 locations and providing leadership for a 1,500-person workforce. Prior to that, he served as Executive Vice President of the Industrial Business Unit for Tapes & Films of the Company from November 2004 and prior thereto was President, Film Products of the Company from June 1999. He has also held various positions at the Company in Sales and Product Management and had extensive functional responsibilities supporting the Fibope business division. Mr. Yull has been with the Company since 1991.

Compensation(1) (as of December 31)	2019	2018	2017
Short-term incentive
Base salary	$828,335	$799,575	$770,661
Annual incentive plan award	$1,115,204	$757,417	$591,178
Long-term incentive
Share-based awards	$1,424,029	$1,475,410	$1,470,764
Option-based awards	$425,112	$462,916	—
Pension value	$15,400	$9,900	$14,850
All other compensation	$37,135	$36,513	$37,861
Total compensation	$3,845,215	$3,541,731	$2,885,314
Change from previous year	8.6%	22.8%	(14.6)%

2019 Pay Mix	Shares & Awards Held (2)
	Minimum level of ownership (3)	$4,175,000

	Number of Shares Held	728,758
	Number of RSUs Held	62,055
	Number of PSUs Held	107,589
	Total Market Value (4)	$6,800,903
	Compliance with minimum share ownership requirement	Yes

(1)	See “Summary of the Compensation of the Named Executive Officers” starting on page 49 for additional details.

(2)
RSUs and PSUs outstanding are included in determining whether the minimum share ownership requirements have been satisfied. Number of PSUs held and included represents 50% of Target Shares rather than total outstanding. For more information see sections entitled "Minimum Share Ownership Requirement" and "Securities Authorized for Issuance Under Equity Compensation Plans".

(3)	Minimum level of ownership is equal to five times Mr. Yull's annual base salary as at November 8, 2019. For more information see sections entitled "Minimum Share Ownership Requirement".

(4)	Value calculated based on the closing price of the Company’s common shares on the TSX (being CDN$10.48, USD$7.57) and shares held on March 13, 2020.

Jeffrey Crystal, CPA, CA
Chief Financial Officer

Jeffrey Crystal was appointed Chief Financial Officer of the Company in May 2014. Mr. Crystal is a Canadian Chartered Professional Accountant who, since 2002, has been in senior finance roles overseeing administrative functions both within and outside the traditional finance areas. His most significant positions prior to joining the Company included Chief Financial Officer of American Iron & Metal, Vice-President of Finance of Optimal Payments and Audit Manager at Raymond Chabot Grant Thornton LLP, Chartered Accountants. Mr. Crystal holds a Diploma of Accountancy and Bachelor of Commerce degree from Concordia University, Montreal, Québec.

Compensation(1) (as of December 31)	2019	2018	2017
Short-term incentive
Base salary	$457,341	$445,678	$435,788
Annual incentive plan award	$460,072	$316,082	$203,925
Long-term incentive
Share-based awards	$327,148	$338,948	$355,833
Option-based awards	$98,027	$106,237	—
Pension value	$15,400	$9,900	$14,850
All other compensation	$9,633	8,824	$9,400
Total compensation	$1,367,621	$1,225,669	$1,019,796
Change from previous year	11.6%	20.2%	(13.2)%

2019 Pay Mix	Shares & Awards Held (2)
	Minimum level of ownership (3)	$918,600

	Number of Shares Held	23,147
	Number of RSUs Held	14,256
	Number of PSUs Held	25,273
	Total Market Value (4)	$474,454
	Compliance with minimum share ownership requirement (5)	Pending

(1)	See “Summary of the Compensation of the Named Executive Officers” starting on page 49 for additional details.

(2)
RSUs and PSUs outstanding are included in determining whether the minimum share ownership requirements have been satisfied. Number of PSUs held and included represents 50% of Target Shares rather than total outstanding. For more information see sections entitled "Minimum Share Ownership Requirement" and "Securities Authorized for Issuance Under Equity Compensation Plans".

(3)	Minimum level of ownership is equal to two times Mr. Crystal's annual base salary as at November 8, 2019. For more information see sections entitled "Minimum Share Ownership Requirement".

(4)	Value calculated based on the closing price of the Company’s common shares on the TSX (being CDN$10.48, USD$7.57) and shares held on March 13, 2020.

(5)	Mr. Crystal has until November 8, 2024 to comply with the new minimum share ownership requirement.

Douglas Nalette
Senior Vice-President, Operations

Douglas Nalette was appointed Senior Vice-President Operations of the Company in 2006. From 2004, he had been Director of Carton Sealing Manufacturing of the Company. Prior to joining the Company through an acquisition in 1999, Mr. Nalette was the Director of Manufacturing Pressure Sensitive Tape for Central Products Company. Mr. Nalette has more than 40 years of industry experience in plant operations and management, including companies such as the Company, Arkwright Advanced Coating and Venture Tape. Mr. Nalette holds a Bachelor’s degree in Chemistry from the Massachusetts College of Liberal Arts, North Adams, Massachusetts, and a Master’s degree in Business from Western New England University, Springfield, Massachusetts.

Compensation(1) (as of December 31)	2019	2018	2017
Short-term incentive
Base salary	$389,551	$379,561	$368,505
Annual incentive plan award	$261,856	$175,987	$145,098
Long-term incentive
Share-based awards	$173,191	$179,452	$189,779
Option-based awards	$51,898	$56,243	—
Pension value	$15,400	$9,900	$14,850
All other compensation	—	—	—
Total compensation	$891,896	$801,143	$718,232
Change from previous year	11.3%	11.5%	(14.3)%

2019 Pay Mix	Shares & Awards Held (2)
	Minimum level of ownership (3)	$784,250

	Number of Shares Held	133,436
	Number of RSUs Held	7,547
	Number of PSUs Held	13,423
	Total Market Value (4)	$1,168,853
	Compliance with minimum share ownership requirement	Yes

(1)	See “Summary of the Compensation of the Named Executive Officers” starting on page 49 for additional details.

(2)
RSUs and PSUs outstanding are included in determining whether the minimum share ownership requirements have been satisfied. Number of PSUs held and included represents 50% of Target Shares rather than total outstanding. For more information see sections entitled "Minimum Share Ownership Requirement" and "Securities Authorized for Issuance Under Equity Compensation Plans".

(3)	Minimum level of ownership is equal to two times Mr. Nalette's annual base salary as at November 8, 2019. For more information see sections entitled "Minimum Share Ownership Requirement".

(4)	Value calculated based on the closing price of the Company’s common shares on the TSX (being CDN$10.48, USD$7.57) and shares held on March 13, 2020.

Shawn Nelson
Senior Vice-President, Sales

Shawn Nelson was appointed Senior Vice-President Sales of the Company in 2010. Prior thereto, he served as Senior Vice-President Industrial Channel of the Company from 2006. Mr. Nelson began his career at the Company in 1995, holding several management positions within the sales organization. Before joining the Company, Mr. Nelson was Regional Sales Manager of Polychem. Mr. Nelson holds a Bachelor’s degree in Marketing and Business Administration from The University of Akron, Akron, Ohio, and completed the Darden Executive Program at the University of Virginia as well as the Executive Program at The University of Chicago Booth School of Business.

Compensation(1) (as of December 31)	2019	2018	2017
Short-term incentive
Base salary	$364,193	$361,396	$350,806
Annual incentive plan award	$243,199	$167,534	$138,128
Long-term incentive
Share-based awards	$173,191	$179,452	$189,779
Option-based awards	$51,898	$56,243	—
Pension value	$15,400	$9,900	$14,850
All other compensation	—	—	—
Total compensation	$847,881	$774,525	$693,563
Change from previous year	9.5%	11.7%	(16.9)%

2019 Pay Mix	Shares & Awards Held (2)
	Minimum level of ownership (3)	$728,372

	Number of Shares Held	141,970
	Number of RSUs Held	7,547
	Number of PSUs Held	13,423
	Total Market Value (4)	$1,233,456
	Compliance with minimum share ownership requirement	Yes

(1)	See “Summary of the Compensation of the Named Executive Officers” starting on page 49 for additional details.

(2)
RSUs and PSUs outstanding are included in determining whether the minimum share ownership requirements have been satisfied. Number of PSUs held and included represents 50% of Target Shares rather than total outstanding. For more information see sections entitled "Minimum Share Ownership Requirement" and "Securities Authorized for Issuance Under Equity Compensation Plans".

(3)	Minimum level of ownership is equal to two times Mr. Nelson's annual base salary as at November 8, 2019. For more information see sections entitled "Minimum Share Ownership Requirement".

(4)	Value calculated based on the closing price of the Company’s common shares on the TSX (being CDN$10.48, USD$7.57) and shares held on March 13, 2020.

Joseph Tocci
Senior Vice-President, Logistics and Supply Chain

Joseph Tocci was appointed Senior Vice-President of the Company in 2008. He is currently responsible for Supply Chain, Global Sourcing and the Consumer Business Channel. He joined the Company in 2005 as Vice-President of Supply Chain. Prior to joining the Company, Mr. Tocci was Vice-President of Distribution at Polo Ralph Lauren, Senior Director of Supply Chain with The Home Depot, Vice President of Supply Chain at Atari and Director of Supply Chain for Nabisco. Mr. Tocci holds a Bachelor of Science degree in Business Administration from Shippensburg University, Shippensburg, Pennsylvania.

Compensation(1) (as of December 31)	2019	2018	2017
Short-term incentive
Base salary	$347,031	$338,154	$328,139
Annual incentive plan award	$232,933	$156,550	$129,071
Long-term incentive
Share-based awards	$173,191	$179,452	$175,551
Option-based awards	$51,898	$56,243	—
Pension value	$15,400	$9,900	$14,850
All other compensation	—	—	—
Total compensation	$820,453	$740,299	$647,611
Change from previous year	10.8%	14.3%	(15.1)%

2019 Pay Mix	Shares & Awards Held (2)
	Minimum level of ownership (3)	$697,626

	Number of Shares Held	65,502
	Number of RSUs Held	7,547
	Number of PSUs Held	12,983
	Total Market Value (4)	$651,258
	Compliance with minimum share ownership requirement (5)	Yes

(1)	See “Summary of the Compensation of the Named Executive Officers” starting on page 49 for additional details.

(2)
RSUs and PSUs outstanding are included in determining whether the minimum share ownership requirements have been satisfied. Number of PSUs held and included represents 50% of Target Shares rather than total outstanding. For more information see sections entitled "Minimum Share Ownership Requirement" and "Securities Authorized for Issuance Under Equity Compensation Plans".

(3)	Minimum level of ownership is equal to two times Mr. Tocci's annual base salary as at November 8, 2019. For more information see sections entitled "Minimum Share Ownership Requirement".

(4)	Value calculated based on the closing price of the Company’s common shares on the TSX (being CDN$10.48, USD$7.57) and shares held on March 13, 2020.

(5)	Mr. Tocci met the new share ownership requirement as of November 8, 2019.

Compensation Process
The HRCC administers the Company’s compensation program in accordance with the mandate set out in the HRCC’s charter, which has been adopted by the Board of Directors. Part of the mandate is to evaluate and recommend to the Board of Directors compensation policies and programs for the Company’s directors, executive officers and senior management, including stock option grants under the 2019 ESOP, and awards of PSUs and RSUs under the PRSU Plan, as described below. The HRCC also has the mandate to recommend to the Board of Directors grants under the DSU Plan.
Annually, the CEO makes recommendations to the HRCC as to the compensation of the Company’s executive officers, other than himself. The HRCC annually reviews the compensation levels for the executive officers and certain other members of senior management, and the recommendations of the CEO. The HRCC makes recommendations to the Board of Directors as to the compensation of the CEO and the other NEOs for approval, in accordance with the same criteria upon which the compensation of all other executive officers is based.
For the fiscal year ended December 31, 2019, the HRCC reviewed information it received from the CEO. It used this information to determine and approve changes to the general compensation levels that it considered appropriate. In addition, on the recommendation of the CEO, the HRCC recommended to the Board of Directors share unit and stock option grants for executive officers and other members of senior management. The HRCC also recommended to the Board of Directors share unit and stock option grants for the CEO.
Independent Executive Compensation Advisor
The HRCC has the authority to retain compensation consultants to assist in the evaluation of director, CEO and senior executive compensation. Since 2017, the Company has retained Meridian Compensation Partners, LLC ("Meridian") to provide independent advice to the HRCC on: (i) competitiveness and appropriateness of the compensation programs of the Company for the CEO and other key executives; (ii) base salaries, short-term, medium-term and long-term incentive program design, target setting and assessment of performance against target; (iii) employment and change of control terms; (iv) compensation risk; and (v) compensation trends, regulatory developments, and legislative updates relevant to executive compensation. In connection with these services, Meridian may review the Company’s compensation policies (including making recommendations on the companies forming part of the Compensation Peer Group, as described below); the relationship between compensation and performance, performance measures, etc.; and the design of the programs and the levels of compensation compared to market. Meridian may make observations and recommendations regarding amendments where appropriate. Based on the information provided by Meridian to the HRCC, the HRCC determined that Meridian is independent of management. Meridian provides no advice or services to management.
Executive compensation-related fees consist of fees for professional services billed by each consultant or advisor, or any of its affiliates, that are related to determining compensation for any of the Company’s directors and executive officers. For services rendered during the fiscal years ended December 31, 2019 and 2018, the Company paid to its independent compensation consultants the following fees:

	2019	2018
	($)	($)
Meridian Compensation Partners	124,171	84,334
Percentage of work provided to the HRCC	100%	100%
Although the HRCC may rely on information and advice obtained from consultants, all decisions with respect to executive compensation are made by the Board of Directors upon recommendation of the HRCC and may reflect factors and considerations that differ from information and recommendations provided by such consultants, such as merit and the need to retain high-performing executives. Accordingly, the Board of Directors may exercise discretion to reduce or increase the size of any award or payout to one or more NEOs. During 2019, Meridian met regularly with the HRCC Chair and attended relevant portions of HRCC meetings, as necessary. Additionally, Meridian coordinated with members of management, including the CEO, as appropriate, to develop and finalize materials to discuss with the HRCC.

Compensation Peer Group
In arriving at its decisions, the HRCC reviewed the compensation data of the Compensation Peer Group, a group of companies in similar businesses to the Company, which generally ranged from one third to three times the Company's size based on revenue, with the Company positioned as approximately the median of the group. The HRCC uses this compensation data as a reference point in determining the compensation for the Company's executive officers, and generally aligns executive compensation within a competitive range of the median of the Compensation Peer Group. For the fiscal year ended December 31, 2019, the Compensation Peer Group was comprised of the following companies:

Company	Industry
Balchem Corporation	Specialty Chemicals
Ferro Corporation	Specialty Chemicals
P.H. Glatfelter Company	Paper Products
Kraton Corporation	Specialty Chemicals
Multi-Color Corporation	Commercial Printing
Myers Industries, Inc.	Metal and Glass Containers
OMNOVA Solutions Inc.	Specialty Chemicals
Schweitzer-Mauduit International, Inc.	Paper Products
Stepan Company	Specialty Chemicals
Tredegar Corporation	Commodity Chemicals
Winpak Ltd	Metal and Glass Containers

Additions in 2019
Innospec Inc.	Specialty Chemicals
Innophos Holdings, Inc.	Specialty Chemicals
IPL Plastics Inc.	Paper Products
Minerals Technologies Inc.	Specialty Chemicals
Neenah, Inc.	Paper Products
Quaker Chemical Corporation	Specialty Chemicals
Rogers Corporation	Electronic Components

Removals in 2019
Akorn, Inc.	Pharmaceuticals
Calgon Carbon Corporation	Commodity Chemicals
LANXESS Solutions US Inc.	Specialty Chemicals
Multi Packaging Solutions	Paper Packaging

The following depicts how the Company stacks up against the Compensation Peer Group in terms of revenue, market cap, and assets as of December 31, 2018:
Annual Incentive Plan Awards – Bonuses
The HRCC’s philosophy with respect to executive officer bonuses is to align the payouts with the performance of the Company, based on predefined goals and objectives established by the HRCC.
Each of the NEOs received a cash performance bonus for 2019. Bonuses were paid based on the level of achievement of pre-defined financial objectives of the Company. The Company attributes to each executive, depending on his or her management level, a bonus target level set as a percentage of his or her salary, representing the amount that will be paid if all objectives are achieved according to the targets set. Actual bonuses may vary between zero and 200% of the target bonus, based on the level of achievement of the predetermined objectives set out at the beginning of the fiscal year. The objectives and weight attached thereto are re-evaluated on an annual basis by the HRCC and communicated to the relevant individuals. The HRCC has discretion to adjust bonus payments upwards or downwards to ensure that payouts are aligned with the Company's performance and reflect the level of risk undertaken to achieve results.
For the fiscal year ended December 31, 2019, the incentive design was as follows:

For the fiscal year ended December 31, 2019, bonuses were based on the Company achieving target levels of:

(a)
Compensation Adjusted EBITDA, which the HRCC defines as Adjusted EBITDA excluding performance bonus expense. The Company defines Adjusted EBITDA as net earnings (loss) before: (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; (iv) depreciation of property, plant and equipment; (v) manufacturing facility closures, restructuring and other related charges (recoveries); (vi) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (vii) share-based compensation expense (benefit); (viii) impairment of goodwill; (ix) impairment (reversal of impairment) of long-lived assets and other assets; (x) write-down on assets classified as held-for-sale; (xi) (gain) loss on disposal of property, plant, and equipment; and (xii) other discrete items as disclosed; and

(b)
Compensation Cash Flows, which the HRCC defines as cash flows from operating activities excluding M&A Costs paid in the current year excluding certain costs associated with planned acquisition integration activities and the income tax effect of these items.

At the HRCC’s recommendation, the Board of Directors elected to use Compensation Adjusted EBITDA and Compensation Cash Flows in determining bonuses for 2019 because certain expenses and charges expected (at the time of the Board’s election) to be incurred by the Company during the year (e.g., M&A Costs and manufacturing facility closures, restructuring and other related charges) were viewed to be in the long term interest of the Company and that such amounts should not impact the ability of senior management to achieve the performance bonus targets.
The target amount for Compensation Adjusted EBITDA for 2019 was set at $173.9 million (the “Compensation Adjusted EBITDA Target”) and the target amount for Compensation Cash Flows for 2019 was set at $140.2 million (the “Compensation Cash Flows Target”). The Compensation Adjusted EBITDA for 2019 used for the purposes of determining bonuses was $178.5 million, which was 102.6% of the Compensation Adjusted EBITDA Target. The Compensation Cash Flows for 2019 was $142.0 million, which was 101.3% of the Compensation Cash Flow Target.
Each NEO's target incentive plan award as a percentage of base salary is set out below:

	Gregory A.C. Yull	Jeffrey Crystal	Douglas Nalette	Shawn Nelson	Joseph Tocci
Incentive plan award as a percentage of salary:
Minimum	0%	0%	0%	0%	0%
Threshold	50%	38%	25%	25%	25%
Target	100%	75%	50%	50%	50%
Maximum	200%	150%	100%	100%	100%

The following table presents the objectives for 2019 approved by the Board of Directors and the results achieved by the Company:

	Compensation Adjusted EBITDA	Compensation Cash Flows
Threshold ($)	161,500,000	132,200,000
Target ($)	173,900,000	140,200,000
Maximum ($)	186,200,000	148,200,000
Actual ($)	178,482,890	141,996,150
Evaluation of Performance to Target (%)	102.6%	101.3%
Company Performance Factor (%)	137.3%	122.5%

For performance achievement between threshold and target, the company performance factor represents the straight-line interpolation between 50% and 100% where 100% represents the target bonus. For performance achievement greater than target, the company performance factor represents the straight-line interpolation between 100% and 200% where 200% represents the maximum bonus.

Weighted Company Performance Factor	133.6%

The following table presents, for each target objective, the bonus amount earned by the NEOs for 2019:

	Gregory A.C. Yull ($)	Jeffrey Crystal ($)	Douglas Nalette ($)	Shawn Nelson ($)	Joseph Tocci ($)
2019 Annual Eligible Base Salary	835,000	459,300	392,125	364,186	348,813
Target Amount	835,000	344,475	196,063	182,093	174,407
Weighted Company Performance Factor x Target Amount	1,115,204	460,072	261,856	243,199	232,933
Clawback Policy
In April 2014, the Board of Directors adopted a “clawback” policy, pursuant to which the Company may recoup from executive officers or employees of the Company and its subsidiaries, as the case may be, annual incentive plan awards, special bonuses, other incentive compensation and equity-based awards, whether vested or unvested, paid, issued or granted to them, in the event of fraud, restatement of the Company’s financial results, material errors or omissions in the Company’s financial statements, or other events as may be determined from time to time by the Board of Directors in its discretion. To-date, the Company has not been required to apply the "clawback" policy.
Executive Stock Option Plan
The Executive Stock Option Plan which lapsed on June 4, 2018 (the "ESOP") and the 2019 ESOP are described in detail below in the section entitled “Securities Authorized for Issuance Under Equity Compensation Plans”.
The HRCC recommends the granting of stock options from time to time based on its assessment of the appropriateness of doing so in light of the long-term strategic objectives of the Company, its current stage of development, the need to retain or attract particular key personnel, the number of stock options already outstanding and overall market conditions. During the fiscal year ended December 31, 2019, the HRCC recommended the granting of an aggregate of 300,161 stock options to the NEOs which will vest one-third on each of the first, second and third anniversaries of the date of grant pursuant to the 2019 ESOP.
Performance and Restricted Share Unit Plan
The purpose of the PRSU Plan is to provide executive officers and employees with a proprietary interest in the Company through the granting of PSUs and RSUs. The PRSU Plan is also intended to increase the interest in the Company’s welfare of those executive officers and employees who share primary responsibility for the management, growth and protection of the business of the Company, to furnish an incentive to such executive officers and employees to continue their services for the Company and its subsidiaries and to provide a means through which the Company and its subsidiaries may attract able persons to enter their employment.

During the fiscal year ended December 31, 2019 the HRCC recommended the granting of an aggregate of 107,365 PSUs to the NEOs.
These PSU grants vest from 0% to 175% of the Target Shares ("Target Shares" reflects 100% of the PSUs granted) as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:

•
50% based on the Company's total shareholder return ("TSR") ranking relative to a custom peer group of companies ("Peer Group") over the three-year performance measurement period as set out on the table below.

•
50% based on the Company's average return on invested capital over the three-year performance measurement period as compared to internally developed thresholds ("ROIC Performance") as set out on the table below.

The relative TSR performance adjustment factor is determined as follows:

TSR Ranking Relative to the Peer Group	Percent of Target Shares Vested (%)
Less than the 25th percentile	0
25th percentile	50
50th percentile	100
75th percentile	150
90th percentile or higher	200

The ROIC Performance adjustment factor is determined as follows:

ROIC Performance	Percent of Target Shares Vested (%)
1st Tier	0
2nd Tier	50
3rd Tier	100
4th Tier	150
TSR is measured as the five-day VWAP as of the end of the performance measurement period as divided by the five-day VWAP at the start of the performance measurement period. The TSR measures are estimated based on the conventional method, which considers the reinvestment of any potential dividends in the Company’s stock.
The TSR performance and ROIC Performance adjustment factors between the numbers set out in the two tables above is interpolated on a straight-line basis.
For PSUs granted during the fiscal year ended December 31, 2019, the Peer Group used to derive the TSR ranking is comprised of the following companies, which were selected based on business similarity to and historical share price correlation with the Company:

Company	Industry
3M Company	Industrial Conglomerates
AptarGroup, Inc.	Metal and Glass Containers
Avery Dennison Corporation	Paper Packaging
Ball Corporation	Metal and Glass Containers
Berry Global Group, Inc.	Metal and Glass Containers
CCL Industries Inc.	Metal and Glass Containers
Chemtrade Logistics Income Fund	Commodity Chemicals
Crown Holdings, Inc.	Metal and Glass Containers
Graphic Packaging Holding Company	Paper Packaging
Greif, Inc.	Metal and Glass Containers
Interfor Corporation	Forest Products
International Paper Company	Paper Packaging
Owens-Illinois, Inc.	Metal and Glass Containers
Packaging Corporation of America	Paper Packaging
PolyOne Corporation	Specialty Chemicals
RPM International Inc.	Specialty Chemicals
Sealed Air Corporation	Paper Packaging
Silgan Holdings Inc.	Metal and Glass Containers
Sonoco Products Company	Paper Packaging
Stella-Jones Inc.	Forest Products
Tupperware Brands Corporation	Housewares and Specialties
Western Forest Products Inc.	Forest Products
WestRock Company	Paper Packaging
Winpak Ltd.	Metal and Glass Containers
The Peer Group also included Bemis Company, Inc. and Multi-Color Corporation until their respective acquisitions were completed in 2019.
During the fiscal year ended December 31, 2019 the HRCC recommended the granting of an aggregate of 53,681 RSUs to the NEOs. All RSUs granted and outstanding as of December 31, 2019 will vest on the 15th day of February in the year of the third anniversary of the award grant date.

For more information on the PRSU Plan, see the section entitled “Securities Authorized for Issuance Under Equity Compensation Plans”.
Group Benefits/Perquisites
The HRCC believes that the perquisites for NEOs should be limited in scope and value and market competitive. The perquisites, including property or other personal benefits provided to an NEO that are not generally available to all employees in the year ended December 31, 2019 did not exceed in any case the lesser of $50,000 or 10% of the NEO’s total salary. See “Summary of the Compensation of the Named Executive Officers” starting on page 49 for additional details.
Assessment of Risk Associated with the Company’s Compensation Policies and Practices
The HRCC has assessed the Company’s compensation plans and programs for its executive officers, with advice from its independent compensation adviser, to ensure alignment with the Company’s business plan and to evaluate the potential risks associated with those plans and programs. The HRCC has concluded that the compensation policies and practices do not create any risks that are reasonably likely to have a material adverse effect on the Company.
The HRCC considers the risks associated with executive compensation and corporate incentive plans when designing and reviewing such plans and programs.
Hedging Prohibition
Neither NEOs nor directors are permitted to purchase financial instruments (including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) or otherwise engage in transactions that are designed to hedge or offset a decrease in market value of equity securities of the Company granted as compensation or held, directly or indirectly, by the NEO or director.
Minimum Share Ownership Requirement
The Company has the following minimum share ownership requirements that apply to the CEO, CFO and other NEOs as identified in the Company’s management information circular, effective November 8, 2019:

Executive	Share Ownership Requirement as a multiple of base salary
CEO	5x
CFO and other NEOs	2x
Executives have five years to meet their share ownership requirement, which may be met through ownership of Shares, outstanding RSUs and outstanding PSUs at threshold performance levels (50% of Target Shares). If an executive has satisfied the minimum share ownership requirement, he or she will continue to satisfy the minimum requirement notwithstanding a subsequent decrease in the value of Shares. The HRCC annually reviews NEO's compliance with the minimum share ownership requirements and reviews the required ownership levels every three years.
As of March 13, 2020, all NEOs, except Mr. Crystal, are in compliance with the minimum share ownership requirement. Mr. Crystal has until November 8, 2024 to comply with the new share ownership requirement.
Performance Graph and CEO Compensation Look Back
The HRCC does not establish compensation or incentive levels based solely on the market value of the Company's Shares. The HRCC believes that there are a variety of factors that have an impact on the market value of the Shares that are not reflective of the underlying performance of the NEOs, including general market volatility. However, realizable pay is strongly aligned with share price performance over longer periods of time due to the share price and performance linked features of stock options, PSUs and RSUs, which comprise the Company's long-term incentives. The HRCC balances focus on market value, through the use of share-based incentives and relative total shareholder return comparisons, with financial performance covering earnings, balance sheet, and cash flows.

The following graph compares the cumulative five-year total return provided to shareholders on the Company’s Shares relative to the cumulative total returns of the Standard & Poor's/TSX Composite Total Return Index (the “Index”). An investment of $100 (with reinvestment of all dividends) is assumed to have been made in the Company’s Shares and in the Index on December 31, 2014 and their relative performance is tracked through December 31, 2019.
In 2015, the Company’s Share price in comparison to the Index over-performed and the CEO realized 112% of target total compensation(1). In 2016, the Company's Share price again over-performed in comparison to the Index and the CEO's target total compensation increased 51%. In the same period, the CEO realized 129% of the target annual incentive plan award and 0% of the value granted in PSU awards, resulting in 56% overall compensation realized. In 2017, the Company's Share price slightly over-performed in comparison to the Index and 46% of the CEO's target total compensation is currently realized or realizable. Option-based awards were not granted as part of the long-term incentive program from 2015 through 2017. They were re-introduced along with RSUs in 2018. In 2018 and 2019, the Company's Share price under-performed in comparison to the Index and the CEO's target total compensation is currently 79% and 84% realized or realizable, respectively.
The impact of the realization of the 2016 PSU awards at 0% in 2019 compared to realization at target resulted in a difference of $1.6 million for the CEO and $2.5 million for all NEOs in the aggregate. In addition, based on the Company’s performance as of December 31, 2019, 0% of the 2017 PSU awards would be earned if they were to be settled at December 31, 2019 resulting in a difference from realization at target of $1.5 million for the CEO and $2.4 million for all NEOs in the aggregate. As of December 31, 2019, option-based awards granted in 2018 and 2019 are 0% realizable as they are not in-the-money. The actual value received on settlement, if any, will be different and could also be nil, depending on variations in the price of the Shares.

The following CEO Compensation Look Back table compares target total compensation awarded to the CEO in each of the last five years to the actual value of that compensation(2) as at December 31, 2019.

Year	Target total compensation ($)	Realized and realizable compensation (3) ($)	Realized and realizable compensation as a percent of target total compensation

2015	2,086,521	2,340,601	112%
2016	3,159,322	1,776,522	56%
2017	3,064,136	1,414,550	46%
2018	3,594,314	2,823,103	79%
2019	3,565,011	3,008,251	84%

(1)
Target total compensation includes salary, the grant date fair value of share-based and option-based awards, pension value and all other compensation as presented in the table in the section entitled “Summary of the Compensation of the Named Executive Officers.” Also included is the target annual incentive plan award as presented in the table in the section entitled "Annual Incentive Plan Awards – Bonuses" for 2019.

(2)
Realized and realizable compensation represents the actual value to the CEO of compensation awarded each year, realized between grant and December 31, 2019 or still realizable on December 31, 2019. Realizable compensation derived from option-based awards are based on in-the-money unexercised, outstanding stock options as of December 31, 2019, calculated based on the difference between the closing price of the Shares on the TSX on December 31, 2019 (being $12.73) and the exercise price of the stock options. Realizable compensation derived from outstanding PSUs (at 0%, 107.2%, and 63.5% of 2017, 2018, and 2019 Target Shares, respectively, based on the Company's performance at December 31, 2019) and RSUs are based on the five-day VWAP of Shares on the TSX on December 31, 2019 (being $12.67), including related dividend amounts. The actual value received on settlement, if any, will be different and could also be nil, depending on variations in the price of the Shares.

The following chart compares the compensation realized, by compensation element, in each of the last five years by the CEO and the five-year total return of a $100 investment (dividend reinvested) in Company Shares (based on the Company's trading on the TSX (rounded to the nearest dollar)) ("5 Yr TSR"). Realized CEO compensation represents the amounts included in the CEO’s W-2 where "Base Plus" includes salary, pension value and all other compensation as presented in the table in the section entitled “Summary of the Compensation of the Named Executive Officers” ). The first PSU awards were granted in 2014 and realized/settled in 2017. Option-based awards and stock appreciation rights ("SARs") are exercised at the discretion of the CEO and as such, settlement is not within the Company's control. As noted above, option-based awards were not granted from 2015 to 2017; and SARs were granted only in 2012. The chart illustrates the alignment of stock option and PSU realization with share price and TSR performance over time.

Cost of Management Ratio
The following cost of management ratio expresses total compensation for NEOs, as presented in the table in the section entitled “Summary of the Compensation of the Named Executive Officers”, as a percentage of revenue. This table illustrates that the cost of management ratio has remained stable over time.

	2015	2016	2017	2018	2019
Total compensation of NEOs (millions)	$4.9	$7.0	$5.9	$7.1	$7.8
Revenue (millions)	$781.9	$808.8	$898.1	$1,053.0	$1,158.5
Cost of management ratio	0.6%	0.9%	0.7%	0.7%	0.7%

Summary of the Compensation of the Named Executive Officers
The following table provides information for the financial years ended December 31, 2019, 2018 and 2017 regarding compensation paid to or earned by the NEOs.
Summary Compensation Table

Name	Year	Salary(1) ($)	Share-Based Awards		Option-Based Awards(4) ($)	Non-Equity Incentive Plan Awards(5) ($)	Pension Value(6) ($)	All Other Compensation(7) ($)	Total Compensation ($)
			PSUs(2) ($)	RSUs(3) ($)
Gregory A.C. Yull	2019	828,335	961,472	462,557	425,112	1,115,204	15,400	37,135	3,845,215
	2018	799,575	1,012,937	462,473	462,916	757,417	9,900	36,513	3,541,731
	2017	770,661	1,470,764	—	—	591,178	14,850	37,861	2,885,314
Jeffrey Crystal	2019	457,341	220,883	106,265	98,027	460,072	15,400	9,633	1,367,621
	2018	445,678	232,705	106,243	106,237	316,082	9,900	8,824	1,225,669
	2017	435,788	355,833	—	—	203,925	14,850	9,400	1,019,796
Douglas Nalette	2019	389,551	116,939	56,252	51,898	261,856	15,400	—	891,896
	2018	379,561	123,203	56,249	56,243	175,987	9,900	—	801,143
	2017	368,505	189,779	—	—	145,098	14,850	—	718,232
Shawn Nelson	2019	364,193	116,939	56,252	51,898	243,199	15,400	—	847,881
	2018	361,396	123,203	56,249	56,243	167,534	9,900	—	774,525
	2017	350,806	189,779	—	—	138,128	14,850	—	693,563
Joseph Tocci	2019	347,031	116,939	56,252	51,898	232,933	15,400	—	820,453
	2018	338,154	123,203	56,249	56,243	156,550	9,900	—	740,299
	2017	328,139	175,551	—	—	129,071	14,850	—	647,611

(1)	Represents amounts included in each executive’s W-2, rather than the base salary amount.

(2)
The amount shown for each PSU award is the grant date fair value of PSUs that were granted to the NEO under the PRSU Plan during the specified financial year. The actual value received, if any, could be different and could also be nil, depending on the level of attainment of the performance objectives of the plan. For more information on the PRSU Plan, see the section entitled “Securities Authorized for Issuance Under Equity Compensation Plans”.

For PSU awards granted prior to December 31, 2017, the number of PSUs which will be eligible to vest can range from 0 to150% of the grant amount, based on entity performance criteria, specifically the TSR ranking versus a Peer Group over a three-year measurement period. The base value (or grant date fair value) of a PSU is an estimate using the Monte Carlo simulation model implemented in a risk-neutral framework considering the following assumptions:

PSU Grant Date	March 20, 2017
Grant recipient	All NEOs above
Performance period starting price	CDN$22.26
Valuation date stock price	CDN$21.94
Estimated dividend yield	0%
US risk-free interest rate	1.57%
Canadian risk-free interest rate	N/A
Estimated volatility	34%
Term	3 years
Base value	CDN$21.59
(USD$16.15)

For PSU awards granted subsequent to December 31, 2017, the number of PSUs which will be eligible to vest can range from 0 to175% of the grant amount, based on entity performance criteria, specifically the TSR ranking versus a Peer Group and the Company's ROIC Performance over a three year measurement period. The base value (or grant date fair value) of a PSU is based 50% on the five-day VWAP of the Shares on the TSX at the grant date (2019: CDN$ 18.31, USD$ 13.74; 2018: CDN$ 21.22, USD$ 16.29) and 50% on an estimated value derived using the Monte Carlo simulation model implemented in a risk-neutral framework considering the following assumptions:

PSU Grant Date	March 21, 2019	March 21, 2018
Grant recipient	All NEOs above	All NEOs above
Performance period starting price	CDN$16.36	CDN$21.13
Valuation date stock price	CDN$18.06	CDN$20.59
Estimated dividend yield	0%	0%
US risk-free interest rate	2.36%	2.43%
Canadian risk-free interest rate	1.60%	1.96%
Estimated volatility	25%	30%
Term	3 years	3 years
Result	CDN$19.79	CDN$25.36
	(USD$14.82)	(USD$19.39)

(3)
The amount shown for each RSU award is the grant date fair value of RSUs that were granted to the NEO under the PRSU Plan during the specified financial year which is calculated as the VWAP of the Shares on the TSX for the five trading days preceding the date. The actual value received, if any, could be different and could also be nil, depending on the value of the Shares on the date of settlement. RSU awards granted will vest on the 15th day of February in the year of the third anniversary of the award grant date. For more information on the PRSU Plan, see the section entitled “Securities Authorized for Issuance Under Equity Compensation Plans”.

(4)
The amount shown for each option-based award is the grant date fair value of stock options that were granted to the NEO under the 2019 ESOP during 2019 and ESOP during 2018 and 2017. The actual value received, if any, could be different and could also be nil, depending on the value of the Shares on the date of exercise. The grant date fair value of awards is estimated at the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Stock Option Grant Date	March 28, 2019	March 28, 2019	March 13, 2018	March 13, 2018
Grant recipient	All NEOs above except Gregory A.C. Yull	Gregory A. C. Yull	All NEOs above except Gregory A.C. Yull	Gregory A. C. Yull
Stock price at grant date	CDN$17.54	CDN$17.54	CDN$21.76	CDN$21.76
Exercise price of awards	CDN$17.54	CDN$17.54	CDN$21.76	CDN$21.76
Expected dividends	4.3%	4.3%	3.3%	3.3%
Canadian risk-free interest rate	1.44%	1.45%	2.01%	2.10%
Estimated volatility	29%	31%	31%	33%
Expected life	4 years	6 years	4 years	5.6 years
Foreign exchange rate USD to CDN	1.3380	1.3380	1.2809	1.2809
Grant date fair value	CDN$2.75	CDN$3.22	CDN$4.33	CDN$5.06
	(USD$2.05)	(USD$2.41)	(USD$3.38)	(USD$3.95)

(5)
The amounts shown for annual incentive plans represent amounts awarded under the Company’s senior management bonus plan. Award amounts are based on the level of achievement of financial objectives of the Company. See the section above entitled “Annual Incentive Plan Awards – Bonuses” for additional information.

(6)
Represents the Company’s contribution to its defined contribution pension plan, which qualifies as a deferred salary arrangement under section 401(k) of the United States Internal Revenue Code. See section below entitled "Other Post-Retirement Benefit Plans" for additional information.

(7)
Except as otherwise indicated, the value of perquisites received by each of the NEOs, including property or other personal benefits provided to the NEOs that are not generally available to all employees, were not in the aggregate greater than the lesser of $50,000 or 10% of the NEO’s total salary for the financial year. Amounts presented are related to an auto allowance and club membership pursuant to the terms of Mr. Yull’s employment agreement and a club membership, pursuant to the terms of Mr. Crystal's employment agreement.

The Company does not have any non-equity, long-term incentive plans.

US Deferred Compensation

In the US, the Company provides a deferred compensation plan to certain employees, including the members of senior management. Earnings and losses on the deferral and amounts due to the participants are payable based on participant elections. Assets are held in a Rabbi trust and are composed of corporate owned life insurance policies. Participant investment selections are used to direct the allocation of funds underlying the corporate owned life insurance policies. The following table sets out the eligible compensation deferred in 2019 and the accumulated value as of December 31, 2019 for each NEO.

Name	Compensation Deferred in 2019 ($)	Accumulated Value at Year End ($)
Gregory A.C. Yull	151,427	795,190
Jeffrey Crystal	59,468	474,391
Douglas Nalette	—	—
Shawn Nelson	—	—
Joseph Tocci	75,000	377,782
Incentive Plan Awards - Outstanding Option-Based Awards
The following table sets out the details of option-based incentive plan awards outstanding for the NEOs at December 31, 2019, the end of the most recently-completed financial year of the Company.

Name	Number of Unexercised Stock Options (#)	Stock Option Exercise Price (CDN$)	Stock Option Expiration Date	Value of Unexercised In- the-Money Stock Options(1) (CDN$)
Gregory A.C. Yull	160,000	12.04	6/5/2023	732,800
	160,000	12.55	3/17/2024	651,200
	117,194	21.76	3/13/2028	—	(2)
	176,395	17.54	3/28/2029	—	(2)
Jeffrey Crystal	32,500	12.14	5/13/2020	145,600
	31,431	21.76	3/13/2023	—	(2)
	47,818	17.54	3/28/2024	—	(2)
Douglas Nalette	16,640	21.76	3/13/2023	—	(2)
	25,316	17.54	3/28/2024	—	(2)
Shawn Nelson	32,500	12.55	3/17/2020	132,275
	16,640	21.76	3/13/2023	—	(2)
	25,316	17.54	3/28/2024	—	(2)
Joseph Tocci	16,640	21.76	3/13/2023	—	(2)
	25,316	17.54	3/28/2024	—	(2)

(1)
This column contains the aggregate value of in-the-money unexercised stock options as of December 31, 2019, calculated based on the difference between the closing price of the Shares on the TSX on December 31, 2019 (being CDN$ 16.62) and the exercise price of the stock options. Actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise. There is no guarantee that gains will be realized.

(2)	Represents unexercised stock options that were not in-the-money as of December 31, 2019.

Incentive Plan Awards - Outstanding Share-Based Awards
The following table sets out the details of the share-based incentive plan awards outstanding for the NEOs at December 31, 2019, the end of the most recently-completed financial year of the Company.

	PSUs		RSUs
	Number of PSUs Outstanding(1) (#)	Value of PSUs Outstanding(2) ($)	Number of RSUs Outstanding (#)	Value of RSUs Outstanding(2) ($)
Name	Unvested	Unvested	Unvested	Unvested
Gregory A.C. Yull	215,178	2,726,305	62,055	786,237
Jeffrey Crystal	50,545	640,405	14,256	180,624
Douglas Nalette	26,846	340,139	7,547	95,620
Shawn Nelson	26,846	340,139	7,547	95,620
Joseph Tocci	25,965	328,977	7,547	95,620

(1)
The final number of PSUs that vest will range from 0% to 175% of the initial number awarded based on predetermined performance criteria. Based on the Company’s performance as of December 31, 2019, the number of PSUs earned if all of the outstanding awards were to be settled at December 31, 2019, would be as follows:

Grant Date	Performance Period End Date	Performance
March 20, 2017	March 20, 2019	0%
March 21, 2018	December 31, 2020	107.2%
March 21, 2019	December 31, 2021	63.5%

(2)
The fair value of the PSUs and RSUs is based on the five-day VWAP of Shares on the TSX on December 31, 2019 (CDN$ 16.63, USD$12.67). Actual gains, if any, on the settlement of awards will depend on the value of the Shares on the date of settlement. There is no guarantee that gains will be realized. The actual value received on settlement, if any, will be different and could also be nil, depending on variations in the price of the Shares.

Incentive Plan Awards – Value Vested, Settled or Earned During the Year
The following table sets out, for each NEO, the value of option-based awards and share-based awards which vested or settled during the year ended December 31, 2019 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2019. No RSUs were vested during the year ended December 31, 2019.

Name	Option-Based Awards – Value Vested During the Year(1) ($)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Award – Value Earned During the Year(4) ($)
		PSUs - settled(2)(3)
Gregory A.C. Yull	—	—	1,115,204
Jeffrey Crystal	—	—	460,072
Douglas Nalette	—	—	261,856
Shawn Nelson	—	—	243,199
Joseph Tocci	—	—	232,933

(1)
The value is calculated as if the stock options were exercised on the vesting date of each relevant grant. The value is equal to the difference between the closing price of the Shares on the vesting date and the exercise price on the vesting date. Actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise. There is no guarantee that gains will be realized. Stock options that vested during the year were not in-the-money as of the vesting date and therefore, the value is nil.

(2)
For settled PSUs, the value is calculated as the number of PSUs on settlement date multiplied by the performance adjustment factor and the VWAP of Shares on the TSX for the five consecutive trading days immediately preceding the date of settlement. The following table provides the performance adjustments to the Target Shares for the PSUs settled in 2019:

Grant Date	Date Settled	Performance
March 21, 2016	March 21, 2019	0%
December 20, 2016	December 20, 2019	0%
For more information on the PRSU Plan, see the section entitled “Securities Authorized for Issuance Under Equity Compensation Plans”.

(3)
Includes a cash payment made to each NEO in an amount equal to the product that results from multiplying the number of settled PSUs by the amount of cash dividends per Share declared and paid by the Company from the date of grant of the PSUs to the settlement date. For more information on the PRSU Plan, see the section entitled “Securities Authorized for Issuance Under Equity Compensation Plans”.

(4)
The amounts shown for annual incentive plans represent amounts awarded under the Company’s senior management bonus plan. Award amounts are based on the level of achievement of financial objectives of the Company. See the section above entitled “Annual Incentive Plan Awards – Bonuses” for additional information.

Other Post-Retirement Benefit Plans
The Company maintains defined contribution pension plans in the United States and Canada. Each NEO participates in the Intertape Polymer Corp. USA Employees’ Stock Ownership and Retirement Savings Plan (the “US Plan”). The US Plan is a defined contribution pension plan and qualifies as a deferred salary arrangement under section 401(k) of the United States Internal Revenue Code. Under the US Plan, employees who have been employed for at least 90 days may defer a portion of their pre-tax earnings subject to statutory limitations. The Company may make discretionary contributions for the benefit of eligible employees. The US Plan permits eligible employees to choose how their account balances are invested on their behalf within a range of investment options provided by third-party fund managers. The following table sets out the Company’s contributions to the US Plan and the accumulated value as of December 31, 2019 for each NEO.

Name	Accumulated Value at Start of Year ($)	Compensatory(1) ($)	Accumulated Value at Year End ($)
Gregory A.C. Yull	1,713,233	15,400	1,880,220
Jeffrey Crystal	129,046	15,400	181,872
Douglas Nalette	753,691	15,400	846,496
Shawn Nelson	1,114,135	15,400	1,377,238
Joseph Tocci	874,275	15,400	1,090,937

(1)	The Company’s contribution for the fiscal year ended December 31, 2019 was funded in 2020.
Termination and Change of Control Benefits
The following agreements between the Company and NEOs were in effect at the end of the Company’s most recently-completed financial year.
The Company entered into “change of control, non-interference and confidentiality” agreements as of January 28, 2001 and amended October 24, 2019 with Shawn Nelson, as of October 28, 2004 and amended November 21, 2019 with Douglas Nalette, and as of September 8, 2006 and amended October 24, 2019 with Joseph Tocci. These agreements include provisions regarding confidentiality, non-interference and non-solicitation covenants, and ownership of intellectual property, among other things. The non-interference and non-solicitation covenants survive for 12 months following the employee's voluntary termination of employment, provided however that if the employee resigns within six months after a Change of Control (as defined in such agreements), such covenants shall be null and void.
The “change of control, non-interference and confidentiality” agreements provide also that if, within a period of six months after a Change of Control of the Company: (a) the executive terminates his employment with the Company for Good Reason (as defined in such agreement); or (b) the Company terminates the executive’s employment without cause, such executive will be entitled to (i) severance equal to 12 months of such executive’s base salary at the effective date of such termination, (ii) reimbursement of the employer subsidy portion of the health insurance premiums paid by the executive for health insurance coverage under the Company's plan for up to 12 months after the executive's termination, and (iii) accelerated vesting of any unvested stock options and continued exercisability of all stock options.

On August 2, 2010, the Company entered into an Executive Employment Agreement with Gregory A.C. Yull, as amended to date (the "Yull Agreement"). The Yull Agreement includes provisions regarding base salary, annual bonuses, benefits, confidentiality, non-solicitation and non-compete covenants, and ownership of intellectual property, among other things. The non-compete and non-solicitation covenants survive for 12 months following termination of employment, provided however that in the event of a termination other than for cause or resignation for Good Reason (as defined in the Yull Agreement) as described below, the covenants survive for 24 months following termination of employment.
In the event the Company terminates Mr. Yull’s employment without Cause, or Mr. Yull terminates his employment for Good Reason (except as otherwise summarized in the next paragraph), Mr. Yull shall be entitled to receive a pro-rated performance bonus in respect of the fiscal year in which the termination occurred, based upon the average performance bonus paid to Mr. Yull in the last two fiscal years and severance pay in an amount equal to two times the sum of his annual base salary and the average performance bonus paid to Mr. Yull in the last two fiscal years ending on the date prior to his date of termination. In addition, all unvested stock options that would otherwise vest during the 24 months following the date of termination shall be immediately vested and remain exercisable for a period of 12 months. Mr. Yull shall also be entitled to participate, at active employee rates, in the benefits under the Company's medical and dental benefit program for 24 months and will receive disability and life insurance benefits pursuant to any benefit plans and programs then provided by the Company generally to its executives for a period of 18 months following the date of termination. Lastly, the defined benefit supplemental pension summarized below shall vest.
In the event that the Company terminates Mr. Yull’s employment without Cause or Mr. Yull terminates his employment for Good Reason within two years of a Change of Control, then he shall be entitled to receive a pro-rated performance bonus in respect of the fiscal year in which the termination occurred, based upon the average performance bonus paid to Mr. Yull in the last two fiscal years and severance pay in an amount equal to three times the sum of his annual base salary and the average performance bonus paid in the last two fiscal years immediately preceding the date of termination. In addition, all unvested stock options held by Mr. Yull that would otherwise vest during the 36 months following the date of termination shall immediately vest and remain exercisable for a period of 36 months following the date of termination. Mr. Yull shall also be entitled to participate, at active employee rates, in the Company’s medical and dental benefit program for 36 months (or, if earlier, until such time as he reaches the age of eligibility for coverage under Medicare) and will receive disability and life insurance benefits pursuant to any benefit plans and programs then provided by the Company generally to its executives for a period of 36 months following the date of termination. Lastly, the defined benefit supplemental pension summarized below shall vest. For any future Chief Executive Officer, it is the HRCC's intention to recommend that the severance multiple referred to above be reduced to two times the sum of his or her annual base salary and the period of the benefits would be reduced to 24 months.
Under the Yull Agreement, in the event that Mr. Yull’s employment is terminated as a result of his Permanent Disability, as defined in the Yull Agreement, or death, he shall be entitled to receive a pro-rated performance bonus that he would have received in respect of the fiscal year in which the termination occurred and all unvested stock options held by Mr. Yull shall immediately vest and remain exercisable for a period of nine months following the date of termination for Permanent Disability or death.
Pursuant to a retirement agreement, dated August 10, 2017 amending and restating certain retirement benefit provisions in the Yull Agreement, unless terminated by the Company for Cause (as defined in the Yull Agreement), he shall receive a monthly defined benefit supplemental pension for life in annual amount equal to the lesser of: (i) $600,000 if he separates from service at age 65 or older, $570,000 at age 64, $540,000 at age 63, $510,000 at age 62, $480,000 at age 61, or $450,000 at age 60 or younger; and (ii) two percent of the average of his total cash compensation (base salary and performance bonus) for the highest five years of his employment during the prior ten years as of the time of separation, multiplied by his years of service with the Company, with such payments to begin at the later of retirement or age 60. In the event of Mr. Yull’s death, his surviving spouse would receive 50% of the annual supplemental pension benefit that was being paid to Mr. Yull at the time of his death or that would have been paid to Mr. Yull if he had retired on the date of his death. The retirement benefits set forth above were vested upon the completion of five years of service.
On May 5, 2017, the Company entered into an Executive Employment Agreement with Jeffrey Crystal, which was amended on November 21, 2019 (the "Crystal Agreement"). The Crystal Agreement includes provisions regarding base salary, annual bonuses, benefits, confidentiality, non-solicitation and non-competition covenants, and ownership of intellectual property, among other things. The non-competition and non-solicitation covenants survive for 24 months following termination of employment.
In the event that Mr. Crystal’s employment is terminated by the Company other than for cause or in connection with a Change of Control (as defined in the Crystal Agreement), then he shall be entitled to receive a pro-rated performance bonus in respect of the fiscal year in which the termination occurred, based upon the average performance bonus paid to Mr. Crystal in the last two fiscal years and severance pay in an amount equal to one and a half times the sum of his annual base salary and the average performance bonus paid in the last two fiscal years immediately preceding the date of termination.
Alternatively, if Mr. Crystal is involuntarily terminated or terminates his employment for Good Reason (as defined in the Crystal Agreement) within six months of a Change of Control, then he shall be entitled to receive a pro-rated performance bonus in respect of the fiscal year in which the termination occurred, based upon the average performance bonus paid to Mr. Crystal in the last two fiscal years and severance pay in an amount equal to two times the sum of his annual base salary and the average performance bonus paid in the last two fiscal years immediately preceding the date of termination.
If Mr. Crystal is entitled to severance payments and elects continuation coverage of any Company medical insurance benefits, the Company will pay premiums to the plan(s) on Mr. Crystal's behalf for the duration of the period in which he is receiving severance payments.
Under the Crystal Agreement, in the event that Mr. Crystal’s employment is terminated as a result of his death or disability, he shall be entitled to receive a pro-rated performance bonus that he would have received in respect of the fiscal year in which the termination occurred, based upon the average performance bonus paid to Mr. Crystal in the last two fiscal years.
Refer to the section set out below under “Securities Authorized for Issuance Under Equity Compensation Plans” for termination clauses applicable to the Performance and Restricted Share Unit Plan and the Executive Stock Option Plan.

Estimated Termination Payments
The table below reflects incremental amounts or values, in addition to salary and performance bonuses that have already been earned, that would have been payable to or received by each NEO if his employment had been terminated on December 31, 2019 based on the terms described above:

		Severance	RSUs(1)	PSUs(1)	Other Payments(2)	Total
Name	Event	$	$	$	$	$
Gregory A.C. Yull	Termination other than for cause or Resignation for good reason	3,018,595	—	—	52,683	3,071,278
	Termination other than for cause or resignation for good reason within 24 months from a Change of Control (3)	4,527,893	833,842	2,975,877	88,289	8,425,901
	Retirement	—	—	—	—	—
	Permanent disability	—	833,842	2,975,877	—	3,809,719
	Death	—	833,842	2,975,877	—	3,809,719
Jeffrey Crystal	Termination other than for cause	1,078,955	—	—	33,472	1,112,427
	Termination other than for cause or resignation for good reason within 6 months from a Change of Control (3)	1,438,607	191,560	699,624	44,629	2,374,420
	Retirement	—	—	—	—	—
	Permanent disability	—	191,560	699,624	—	891,184
	Death	—	191,560	699,624	—	891,184
Douglas Nalette	Termination other than for cause	—	—	—	—	—
	Termination other than for cause or resignation for good reason within 6 months from a Change of Control (3)	392,125	101,410	371,637	17,268	882,440
	Retirement	—	47,185	263,174	—	310,359
	Permanent disability	—	101,410	371,637	—	473,047
	Death	—	101,410	371,637	—	473,047
Shawn Nelson	Termination other than for cause	—	—	—	—	—
	Termination other than for cause or resignation for good reason within 6 months from a Change of Control (3)	364,186	101,410	371,637	25,774	863,007
	Retirement	—	—	—	—	—
	Permanent disability	—	101,410	371,637	—	473,047
	Death	—	101,410	371,637	—	473,047
Joseph Tocci	Termination other than for cause	—	—	—	—	—
	Termination other than for cause or resignation for good reason within 6 months from a Change of Control (3)	348,186	101,410	358,982	25,134	833,712
	Retirement	—	—	—	—	—
	Permanent disability	—	101,410	358,982	—	460,392
	Death	—	101,410	358,982	—	460,392

(1)	The value of the PSUs and RSUs is based on the five-day VWAP of Shares on the TSX on December 31, 2019 (being CDN$ 16.63, USD$ 12.67). Includes dividend equivalent amounts.

(2)	Represents continuation of benefits, including medical, dental and other insurance benefits.

(3)
Change of Control as defined by the applicable employment agreement and plan documents. The same amount would be payable if PSUs and RSUs were not assumed in the event of Change of Control. For PSUs and RSUs the amounts above apply only to terminations other than for cause by the Company (and not resignations) within 12 months of a Change of Control.

As of December 31, 2019, unvested stock options were not in-the-money and as such would have resulted in nil incremental value to each NEO if his employment had been terminated on December 31, 2019. There would be nil incremental amounts payable to each NEO if his employment had been terminated for cause on December 31, 2019.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER
EQUITY COMPENSATION PLANS
Equity Compensation Plan Information
The following table sets out certain details as of December 31, 2019 with respect to equity awards granted under the Company's plans.

Plan category	Number of securities to be issued upon exercise of outstanding stock options, warrants and rights (#) (a)	Weighted-average exercise price of outstanding stock options, warrants and rights (CDN$) (b)	Number of securities remaining available for future issuance under equity compensation plans (#) (excluding securities reflected in column (a)) (c)
ESOP	640,418	15.89	—	(1)
2019 ESOP	370,483	17.54	5,530,486
Equity compensation plans approved by security holders	1,010,901	16.49	5,530,486	(2)
Equity compensation plans not approved by security holders	—	—	—
Total	1,010,901	16.49	5,530,486	(2)

(1)	In accordance with the TSX rules, no further grants of stock options can be made under the ESOP since June 4, 2018, the date on which the ESOP has lapsed.

(2)	Number of securities to be issued upon exercise of outstanding stock options represents 1.7 percent of outstanding Shares as of December 31, 2019.
The annual burn rate of the ESOP and 2019 ESOP is calculated by dividing the number of stock options granted under the respective plan during the fiscal year by the weighted average number of Shares outstanding during the fiscal year.

ESOP	2018	2017
Stock options granted	242,918	—
Burn rate	0.4%	—

2019 ESOP	2019
Stock options granted	392,986
Burn rate	0.7%
ESOP
The Company adopted the ESOP in 1992, which was amended on several occasions before elapsing on June 4, 2018. As a result of an amendment approved by shareholders at a special meeting of shareholders of the Company held on September 5, 2007, the ESOP provided that the total number of Shares reserved for issuance thereunder was equal to 10% of the issued and outstanding Shares from time-to-time. Under the rules of the TSX, a security-based compensation arrangement such as the ESOP must, when initially put in place, receive shareholder approval at a duly-called meeting of shareholders, and all unallocated stock options are subject to ratification by shareholders every three years thereafter. Shareholders last ratified unallocated stock options under the ESOP at an annual and special meeting of shareholders of the Company held on June 4, 2015. In accordance with the TSX rules, no further grants of stock options have been made under the ESOP since June 4, 2018, the date on which the ESOP lapsed. The 640,418 Shares issuable upon the exercise of the stock options outstanding under the ESOP as of December 31, 2019, remain subject to the terms and conditions of the ESOP. The following is a description of certain features of the ESOP:

a.
stock options expire not later than ten years after the date of grant and, unless otherwise determined by the Board of Directors, all vested stock options under a particular grant expire 24 months after the vesting date of the last tranche of such grant;

b.
if a stock option is to expire during a period when the optionee is prohibited by the Company from trading in the Shares pursuant to the policies of the Company (a “Blackout Period”), or within ten business days of the expiry of such Blackout

Period, the term of such stock option will be automatically extended for a period of ten business days immediately following the end of the Blackout Period;

c.
stock options that are granted to directors who are not executive officers of the Company vest as to 25% on the date of grant, with another 25% vesting on each of the first three anniversaries of the date of grant;

d.
all other stock options granted vest as to one-fourth on each of the first, second, third and fourth anniversaries of the date of grant for stock options granted prior to June 11, 2014 and vest as to one-third on each of the first, second and third anniversaries of the date of grant for stock options granted on or after June 11, 2014;

e.	stock options granted under the ESOP may not at any time be repriced;

f.	stock options granted under the ESOP may not be assigned;

g.
in the event that a bona fide offer to purchase all or part of the outstanding Shares is made to all shareholders, notice thereof must be given by the Company to all optionees and all stock options will become immediately exercisable, but only to the extent necessary to enable an optionee to tender his or her Shares should the optionee so desire; and

h.	the ESOP does not provide for financial assistance from the Company to optionees.
2019 ESOP
On March 12, 2019, the Board of Directors adopted the 2019 ESOP, which was approved by Shareholders on June 6, 2019.

The purpose of the 2019 ESOP is to promote a proprietary interest in the Company among the executives, key employees and consultants of the Company and its subsidiaries, in order to both encourage such persons to further the development of the Company and assist the Company in attracting and retaining key personnel necessary for the Company’s long-term success. The Board of Directors designates from time-to-time those persons to whom stock options are to be granted and determines the number of common shares subject to such stock options. Generally, participation is limited to persons holding positions that can have an impact on the Company’s long-term results.

The following is a description of certain features of the 2019 ESOP. The following summary is qualified in its entirety by the actual text of the 2019 ESOP.

The 2019 ESOP allows for the grant of stock options to the employees and consultants of the Company and its subsidiaries. The 2019 ESOP does not allow for the grant of stock options to non-employee members of the Board of Directors. Our Board of Directors shall be responsible for administering the 2019 ESOP, and the HRCC shall make recommendations to the Board of Directors in respect of matters relating to the 2019 ESOP.
The Board of Directors, in its sole discretion, shall from time to time designate the employees or consultants to whom stock options shall be granted, the number of Shares to be covered by each stock option granted and the terms and conditions of such stock option.
The maximum number of Shares issuable under the 2019 ESOP shall not exceed 10% of the issued and outstanding Shares, as calculated on the date of grant of each stock option. The foregoing maximum does not include the stock options previously granted pursuant to the ESOP. All of the Shares covered by exercised, expired, cancelled or forfeited stock options granted under the 2019 ESOP shall become available Shares for the purposes of stock options that may be subsequently granted under the 2019 ESOP.
Any holder, at the time of the granting of the stock option, may hold more than one stock option. However, no holder will be able to hold stock options under the 2019 ESOP to purchase Shares exceeding 5% of the number of Shares issued and outstanding from time to time. The number of Shares issuable to insiders of the Company, at any time, under the 2019 ESOP or any other security based compensation arrangement of the Company cannot exceed 10% of the Company’s total issued and outstanding Shares. In addition, the number of Shares issued to insiders of the Company, within any one year period, under the 2019 ESOP or any other security based compensation arrangement of the Company cannot exceed 10% of the Company’s total issued and outstanding Shares.

The exercise price for each Share covered by a stock option shall be established by the Board at the time of grant, but shall not be less than the closing market price of the Shares on the TSX on the trading day immediately preceding the date of grant of the stock option. The Board of Directors has the discretion to determine the vesting schedule of the stock option and the Board shall have the full power and authority to accelerate the vesting or exercisability of all or any portion of any stock option. All stock options that have been granted under the 2019 ESOP vest one-third on each of the first, second and third anniversaries of the date of grant.
A stock option shall be exercisable after satisfaction of the vesting conditions, if any, established by the Board and shall terminate not later than ten years after the date of the granting of the stock option. The 2019 ESOP provides that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a blackout period or within ten business days after the last day of a blackout period. In such cases, the extended exercise period shall terminate ten business days after the last day of the blackout period, provided that the stock option shall terminate earlier on the scheduled termination date if necessary for compliance with Section 409A of the Internal Revenue Code of 1986, as amended.
The 2019 ESOP also provides that equitable adjustments, if any, will be made by the Board of Directors in connection with any reorganization, change in the number of issued and outstanding Shares by reason of stock dividend, stock split, reverse stock split, recapitalization, merger, consolidation, combination or exchange of shares or other similar corporate change, including adjustments to the kind of shares issuable under the 2019 ESOP, exercise price and/or the number or kind of shares to which a holder is entitled upon exercise of stock options.
The following table generally describes the impact of certain events upon the rights of holders of stock options under the 2019 ESOP:

Event	Provisions
Resignation without Good Reason
Forfeiture of all unvested stock options

Exercise vested stock options before the earlier (i) 90 days after termination, or (ii) the expiration of the stock option period

(or as otherwise expressly provided in an employment or consultant contract)

Termination for fraud or other serious misconduct	Immediate forfeiture of all vested and unvested stock options
Death, Retirement or permanent disability	Immediate vesting of all unvested stock options Exercise vested stock options before the earlier (i) 365 days after event, or (ii) the expiration of the stock option period
Involuntary termination (other than for fraud or other serious misconduct) or Resignation for Good Reason (as defined in the 2019 ESOP), in each case, within 2 years of a Change of Control	Immediate vesting of all unvested stock options
Change of Control (as defined in the 2019 ESOP)
As determined by the Company in its sole discretion:
(i) continuation of the stock option in accordance with its terms;
(ii) equitable assumption, conversion or exchange of stock options into or for stock options, rights or other securities in any entity participating in or resulting from a Change of Control;
(iii) cancellation or deemed exercise of stock options (whether vested or unvested) with fully vested payment to the holder of an amount per cancelled or deemed exercised stock option share (whether vested or unvested) equal to the positive difference between the per share Change of Control price and the applicable exercise price and taxes; and/or
(iv) cancellation without payment to the holder (with possibility to exercise all vested and unvested stock options for fully vested shares within 21 days prior to the Change of Control or such other reasonable period under the circumstances).

To the extent that (i) and/or (ii) applies to a stock option and such stock option will cease to cover securities listed on a North American stock exchange, the holder can exercise all vested and unvested stock options for fully vested shares within 21 days prior to the Change of Control or such other reasonable period under the circumstances.

The Board of Directors may amend the 2019 ESOP or any stock option at any time without the consent of the holders of stock options provided that such amendment shall (i) not adversely alter or impair any stock option previously granted except as permitted by the terms of the 2019 ESOP, (ii) be subject to any required approval of any securities regulatory authority or the TSX, and (iii) be subject to shareholder approval where required by law or the requirements of the TSX.
The Board of Directors shall generally be required to obtain shareholder approval to make the following amendments:

•	a reduction in the exercise price of stock options or a cancellation and reissuance of stock options or other entitlements;

•
an extension of the maximum exercise period of a stock option beyond the maximum original expiry date established for such stock option at the time of grant (subject to the extension applicable in the event of a blackout period);

•	any amendment to remove or to exceed the limits on holdings by insiders;

•	an increase to the maximum number of Shares issuable under the 2019 ESOP;

•	any amendment to expand the definition of “Optionee” provided in the 2019 ESOP;

•	any amendment that would extend the term of a stock option granted to an insider for the purposes of the TSX Company Manual;

•	any amendment which would permit stock options granted under the 2019 ESOP to be transferable or assignable other than for normal estate settlement purposes; and

•	any amendment to the amendment provisions of the 2019 ESOP.
Stock options granted under the 2019 ESOP are not assignable or transferable other than by will or under the law of succession.
As of December 31, 2019, there were 370,483 stock options outstanding under the 2019 ESOP. Under the 2019 ESOP, there were 5,530,486 options available for grant, representing 9.4% of the issued and outstanding Shares as of March 13, 2020.
Performance and Restricted Share Unit Plan
The purpose of the PRSU Plan (formerly known as the Performance Share Unit Plan) is to provide executive officers and employees with a proprietary interest in the Company through the granting of PSUs and RSUs. The PRSU Plan is also intended to increase the interest in the Company’s welfare of those executive officers and employees who share primary responsibility for the management, growth and protection of the business of the Company, to furnish an incentive to such executive officers and employees to continue their service to the Company and its subsidiaries, and to provide a means through which the Company and its subsidiaries may attract able persons to enter their employment.
On May 9, 2016, the Board of Directors amended the Performance Share Unit Plan (“PSU Plan”) to provide for accelerated vesting of PSUs on retirement of an executive officer or employee, subject to certain conditions, and upon the death or disability (as defined in the PSU plan) of the executive officer or employee, and to provide for the possibility of settling PSUs in cash, at the discretion of the Board of Directors. Under the policies of the TSX and the terms of the PSU Plan, the amendment was not subject to shareholder approval.
On November 10, 2016, the Board of Directors adopted a “Supplement for US Participants” to the PSU Plan for participants in the PSU Plan who are residents of the United States for tax purposes. The “Supplement for US Participants” was not subject to shareholder approval.
On February 17, 2017, the Board of Directors again amended the PSU Plan, to provide for cash only settlement of PSUs. Under the policies of the TSX and the terms of the PSU Plan, the amendment was not subject to shareholder approval.
All of the foregoing amendments to the PSU Plan were approved by the TSX.
On March 7, 2018, the Board of Directors approved the addition of RSUs as an available award type, thus renaming the plan the Amended and Restated Performance and Restricted Share Unit Plan.
On November 8, 2019, the Board of Directors again amended the PRSU Plan to require a one-year minimum vesting period for PSU and RSU awards granted thereunder, subject to certain exceptions.
The following is a summary of the material terms of the PRSU Plan and is subject to, and qualified by, the full text of the PRSU Plan.
The Board of Directors, in its sole discretion, may from time to time approve the grant of PSUs and RSUs to one or more executive officers or employees in respect of future services, the number of PSUs and RSUs to be granted and the terms and conditions of such PSUs and RSUs. Each grant will be evidenced by a grant letter from the Company addressed to the executive officer or employee, setting out the date of grant, the number of units granted, the performance objective(s) which must be attained in order for PSUs to be earned, any applicable reduction or increase in the number of PSUs depending on the level of attainment of the relevant performance objective(s), the vesting conditions, the settlement period, and any other terms and conditions applicable to such PSUs and RSUs.
For PSUs granted prior to the March 7, 2018 amendment, the number of PSUs which will be eligible to vest can range from 0% to 150% of the Target Shares based on the Company's TSR ranking relative to the Peer Group over the measurement period as outlined in the following table. Further, first quartile means the top performing quartile and fourth quartile means the bottom performing quartile.

TSR Ranking Relative to the Peer Group	Percent of Target Shares Vested (%)
First Quartile TSR ranking	150
Second Quartile TSR ranking	100
Third Quartile TSR ranking	50
Fourth Quartile TSR ranking	0
On August 7, 2019, the Board of Directors amended the terms of the PSU awards granted in 2017 only to modify the performance adjustment factor specific to the TSR ranking relative to the Peer Group over the performance measurement period. The amendment was intended to align the performance adjustment factors with the market practice of interpolating as well as the recent practice of the Company. As amended, the TSR performance adjustment factor is determined as follows (interpolated on a straight-line basis):

TSR Ranking Relative to the Peer Group	Percent of Target Shares Vested (%)
Less than the 25th percentile	0
25th percentile	50
50th percentile	100
75th percentile or above	150
For PSUs granted after the March 7, 2018 amendment of the PRSU Plan, the number of PSUs which will be eligible to vest can range from 0% to 175% of the Target Shares as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:

•	50% based on the Company's TSR relative to the Peer Group over the performance measurement period as set out on the table below.

•	50% based on the Company's ROIC Performance over the performance measurement period as set out on the table below.
The relative TSR performance adjustment factor is determined as follows:

TSR Ranking Relative to the Peer Group	Percent of Target Shares Vested (%)
Less than the 25th percentile	0
25th percentile	50
50th percentile	100
75th percentile	150
90th percentile or higher	200
The ROIC Performance adjustment factor is determined as follows:

ROIC Performance	Percent of Target Shares Vested (%)
1st Tier	0
2nd Tier	50
3rd Tier	100
4th Tier	150
The TSR performance and ROIC Performance adjustment factors between the numbers set out in the two tables above is interpolated on a straight-line basis.
The level of attainment of the performance objective(s) and the number of PSUs earned and eligible to vest will be determined by the Board of Directors from time to time. Upon such determination by the Board, the Company will deliver to the executive officer or employee a letter confirming the number of PSUs earned by the executive officer or employee. Any PSUs not earned in accordance with the foregoing will expire and the executive officer or employee will not have any rights or entitlements whatsoever in respect of any such PSUs.

Each grant of RSUs shall be evidenced by a Grant Letter from the Company addressed to the Participant setting out the date of grant, the number of RSUs granted, the vesting conditions, and any other terms and conditions applicable to such RSUs. The vesting of RSUs is determined by the Board of Directors from time to time.
Once a PSU or RSU is earned and has vested in accordance with the grant letter and the PRSU Plan, it shall be settled during a period established by the Board of Directors in accordance with the grant letter (generally in the third calendar year following the calendar year of grant, subject to certain exceptions).
The Company will settle the PSUs or RSUs by delivering to the executive officer or employee an amount in cash equal to the value of the number of settled PSUs or RSUs based on a five-day VWAP of the Shares on the TSX, subject to statutory withholdings by the Company.
Additionally, upon settlement, the Company or a subsidiary will make a lump-sum cash payment to an executive officer or employee, net of any withholdings, in an amount equal to the product that results from multiplying the number of settled PSUs and RSUs by the amount of cash dividends per Share declared and paid by the Company from the date of grant of the PSUs and RSUs to such executive officer or employee to the settlement date.
In the event of a “Change of Control” of the Company, as that term is defined in the PRSU Plan, all unvested PSUs and RSUs shall (i) either be assumed or continued by the successor entity or shall be replaced by or substituted for a new plan and new PSUs and RSUs of the successor entity with identical terms and conditions, subject to an equitable adjustment as set forth in the PRSU Plan, or (ii) if not assumed, continued, replaced, or substituted as contemplated in clause (i), the Board shall accelerate vesting of all unvested PSUs and RSUs, with effect as of the “Change of Control”, with, in the case of PSUs, the deemed attainment of 100% of the relevant performance objective(s) or such higher level of deemed attainment as is determined by the Board in its discretion. In the event a holder of PSUs or RSUs ceases to be an executive officer or employee of the Company or one of its subsidiaries as a result of termination without cause within one year following a “Change of Control”, all unvested PSUs and RSUs shall vest on the date that is his or her last day of work for the Company or a Subsidiary, with deemed attainment of 100% of the relevant performance objective(s) in the case of PSUs.
For awards granted after May 9, 2016, if an executive officer or employee ceases to be an executive officer or employee by reason of death or disability (as defined in the PRSU Plan), all unvested PSUs or RSUs held by the executive officer or employee as of his or her last working day, as defined by the PRSU Plan, shall automatically vest (with PSUs vesting at deemed goal achievement of 100%). Furthermore, if an executive officer or employee ceases to be an executive officer or employee by reason of retirement at age 59 and  1⁄2 or older and has completed at least five years of service with the Company or one of its subsidiaries, all unvested PSUs or RSUs which the executive officer or employee has held for at least one year as of the executive officer’s or employee’s last working day shall automatically vest, subject to the achievement of the applicable performance conditions in the case of PSUs. If, prior to the vesting date, a holder of PSUs or RSUs ceases to be an executive officer or employee of the Company or one of its subsidiaries for any other reason, including, without limitation, retirement (other than noted above), resignation, voluntarily departure, termination for cause or termination without cause (other than noted above regarding “Change of Control”), all unvested PSUs and RSUs shall be cancelled and be of no further force or effect whatsoever.
PSUs and RSUs may not be assigned or transferred, other than by will or the laws of succession.
As of December 31, 2019, there were 901,086 PSUs and 224,604 RSUs outstanding.

Deferred Share Unit Plan
On April 22, 2014, the Board of Directors adopted the DSU Plan. The purpose of the DSU Plan is to provide participants with a form of compensation which promotes greater alignment of the interests of the participants and the shareholders of the Company in creating long-term shareholder value. The DSU Plan is administered by the HRCC and authorizes the Company to award DSUs to any member of the Board of Directors of the Company who is not an executive officer or employee of the Company. Under the DSU Plan, each director may receive DSUs as a result of a grant and/or in lieu of cash for semi-annual directors’ fees. DSUs are settled, in cash only, when the director ceases to be a member of the Board of Directors of the Company.
The Board of Directors amended the DSU Plan on September 10, 2018 in order to provide that the participants in the DSU Plan be also entitled to a dividend equivalent payment, payable in additional DSUs equal to the amount of dividends paid on Shares to which the DSUs held by them relate. The Board of Directors again amended the DSU Plan on November 8, 2019 in order to, among other changes, change the grant date for annual grants of DSUs from June to immediately following the Meeting.
As of December 31, 2019, there were 271,427 DSUs outstanding.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
Aggregate Indebtedness
None of the executive officers, directors, employees or former executive officers, directors and employees of the Company and its subsidiaries as of March 27, 2020, owe any indebtedness to the Company and its subsidiaries, and no indebtedness of such persons to other entities was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any subsidiary thereof.
Indebtedness of Directors and Executive Officers under Securities Purchase and Other Programs
During the fiscal year ended December 31, 2019, and as of the date of this Circular, none of the directors, executive officers, employees (or previous directors, executive officers or employees of the Company) or proposed nominees for election as a director of the Company (or any associate of a director, executive officer or proposed nominee) was or is indebted to the Company with respect to the purchase of securities of the Company and for any other reason pursuant to a loan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
For the purposes of this Circular, “informed person” means: (i) a director or executive officer of the Company; (ii) a director or executive officer of a person or Company that is itself an informed person or subsidiary of the Company; (iii) any person or Company who beneficially owns, or exercises control or direction over, directly or indirectly, voting securities of the Company or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or Company as underwriter in the course of a distribution; and (iv) the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.
To the best of the Company’s knowledge, no informed person or proposed director of the Company, and no associate or affiliate of the foregoing persons, at any time since the beginning of its last completed financial year, has or had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the beginning of its last completed financial year that has materially affected the Company or any of its subsidiaries, or in any proposed transaction that could materially affect the Company or any of its subsidiaries, or in any matter to be acted upon at this Meeting.

SHAREHOLDER PROPOSALS
The CBCA provides that a Registered Shareholder or a Beneficial Shareholder that is entitled to vote at an annual meeting of the Company may submit to the Company notice of any matter that the person proposes to raise at the meeting (referred to as a “Proposal”) and discuss at the meeting any matter in respect of which the person would have been entitled to submit a Proposal. The CBCA further provides that the Company must set out the Proposal in its management proxy circular along with, if so requested by the person who makes the Proposal, a statement in support of the Proposal by such person. However, the Company will not be required to set out the Proposal in its management proxy circular or include a supporting statement if, among other things, the Proposal is not submitted to the Company at least 90 days before the anniversary date of the notice of meeting that was sent to the shareholders in connection with the previous annual meeting of shareholders of the Company. As the notice in connection with the Meeting is dated March 27, 2020, the deadline for submitting a Proposal to the Company in connection with the next annual meeting of shareholders is January 25, 2021.
The foregoing is a summary only. Shareholders should carefully review the provisions of the CBCA relating to Proposals and consult with a legal advisor.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
The Board of Directors and management of the Company believe that the highest standards of corporate governance are essential in the effective management of the Company as well as in the Company’s ability to build sustainable worth for its customers, business partners, employees and investors. The Board of Directors is committed to maintaining a high standard of corporate governance, and regularly reviews and updates its corporate governance systems in light of changing practices, expectations and legal requirements.
The Company is a Canadian reporting issuer and the Shares are listed and posted for trading on the TSX. The Company’s corporate governance practices reflect applicable rules and guidelines adopted by the Canadian Securities Administrators as set out in National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices (collectively, the “CSA Guidelines”). Further, the Company’s governance practices also comply with the governance rules of the SEC applicable to foreign issuers and those mandated by the United States Sarbanes-Oxley Act of 2002.
The CSA Guidelines set out a series of guidelines for effective corporate governance. The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. The Company’s corporate governance practices are substantially in alignment with the CSA Guidelines. In accordance with the CSA Guidelines, the Company discloses, on an annual basis and in prescribed form, the corporate governance practices that it has adopted.
Pursuant to its mandate, the Board of Directors supervises the management of the business and affairs of the Company, including the development of major policy and strategy and the identification of the risks of the Company’s business and implementation of the appropriate systems to manage these risks. The Board of Directors has explicitly assumed responsibility for the stewardship of the Company and has adopted a formal mandate setting out its stewardship responsibilities. The Board of Directors discharges its responsibilities either directly or through its committees.
In regards to the identification and management of risk, the Board of Directors receives reports from management of the Company on a regular basis with respect to risks which the Company encounters in its business. Among others, the Board considers and discusses risks such as: trends in the costs of raw materials and commodities; fluctuations in interest rates and foreign exchange rates; environmental and safety issues; cyber security; availability of capital; tax implications; execution by the Company of its capital expenditure projects; business continuity; and integration of businesses acquired by the Company. Many of the risks considered and discussed by the Board are set out in the Company’s Management’s Discussion and Analysis for the 2019 fiscal year and in the section entitled “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2019, both of which are available under the Company’s profile on SEDAR at www.sedar.com.
The Board of Directors has established four committees, namely the Audit Committee, HRCC, CGNC and Executive Committee to facilitate the carrying out of its duties and responsibilities and to meet applicable statutory requirements. The Board of Directors has adopted a formal mandate for each committee. The Board of Directors has developed a description of the role and responsibilities for each of the Chairman of the Board, the Lead Director, where applicable, the Chair of each committee of the Board of Directors and the Chief Executive Officer.
The Company has adopted a Code of Conduct and Business Ethics to which all directors, management personnel and employees of the Company are expected to adhere. A copy of the Code of Conduct and Business Ethics is available under the Company’s profile on SEDAR at www.sedar.com.
The following discloses the Company’s current governance practices in accordance with the CSA Guidelines.
Board of Directors
The Company complies with the CSA Guidelines which set out that a majority of the directors of the Company must be independent.

According to section 1.4 of National Instrument 52 – 110 Audit Committees, a director is independent if he or she has no direct or indirect material relationship with the Company, which includes a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of the director’s independent judgment. After having examined the role and relationships of each of the directors and based on information provided by the directors as to their individual circumstances, the CGNC has established that seven of the nine directors proposed as nominees by management for election as directors are, as of the date hereof, independent of the Company, namely:

•	Robert M. Beil

•	Frank Di Tomaso

•	Robert J. Foster

•	Dahra Granovsky

•	James Pantelidis

•	Jorge N. Quintas

•	Mary Pat Salomone
This determination was made based on the following factors, that is, whether:

(i)
the director is, or has been within the last three years, an employee or executive officer of the Company or a subsidiary, or an immediate family member of the director is, or has been within the last three years, an executive officer of the Company or a subsidiary;

(ii)
the director is a current partner or employee of a firm that is the Company’s internal or external auditor, or was within the last three years, a partner or employee of that firm and personally worked on the Company’s audit within that time;

(iii)
an immediate family member of the director is a current partner of a firm that is the Company’s internal or external auditor, or is a current employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or was, within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(iv)
the director, or an immediate family member of the director, is or has been within the last three years, an executive officer of an entity on which any of the Company’s current executive officers serve or served at that time on the entity’s compensation committee; or

(v)
the director or an immediate family member of the director who is employed as an executive officer of the Company has received, during any twelve-month period within the last three years, more than $75,000 in direct compensation from the Company, other than (a) director and committee fees, (b) pension or other forms of deferred compensation for prior service provided that such compensation is not contingent in any way on continued service, and (c) compensation for previously acting as an interim chief executive officer of the Company or previously acting as a Chairman of the Board of Directors on a part-time basis.

An “immediate family member” includes a person’s spouse, parents, children, stepchildren, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares the person’s home.
After having examined the role and relationships of each director, the CGNC has established that, of the nine directors proposed by management to sit on the Board of Directors, the following two directors are not independent from the Company, namely:

•	Gregory A. C. Yull, who is the Chief Executive Officer of the Company; and

•	Melbourne F. Yull, whose “immediate family member” (Gregory A. C. Yull) is Chief Executive Officer of the Company.
The Board of Directors considers that, as of the date hereof, seven of the nine directors are independent, meaning that 78% of the proposed nominees for election as directors are independent.
In addition, during the fiscal year ended December 31, 2019, all of the members of each of the Audit Committee, HRCC and CGNC were independent directors. At December 31, 2019, the members of the Audit Committee were: Frank Di Tomaso (chairman), Robert J. Foster, and Mary Pat Salomone; the members of the HRCC were: Robert M. Beil (chairman), Robert J. Foster, Dahra Granovsky, Jorge N. Quintas and Mary Pat Salomone; and the members of the CGNC were: James Pantelidis (chairman), Robert M. Beil and Frank Di Tomaso. If necessary, the independent members of the Board of Directors can meet without the presence of the non-independent directors.

The following directors are currently directors of other issuers that are reporting issuers (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction:

Name of Director	Issuer
Frank Di Tomaso	ADF Group Inc.
Birks Group Inc.
Dahra Granovsky	Hammond Power Solutions
Velan Inc.
James Pantelidis	Parkland Fuel Corporation
Mary Pat Salomone	TC Energy Corporation
TransCanada Pipelines Limited
Herc Holdings, Inc.
James Pantelidis, Chairman of the Board of Directors, is an independent director. The positions of Chairman of the Board of Directors and Chief Executive Officer are split. The Board of Directors believes that separating the roles of Chairman of the Board of Directors and Chief Executive Officer allows the Board of Directors to more effectively oversee management, enhance accountability and avoid potential conflicts of interest.
The Board of Directors uses electronic board books. This allows information to be disseminated effectively and allows the Board of Directors to conduct its business efficiently. The use of electronic board books also reduces the use of paper by the Board of Directors, which also has the corollary benefit of reducing costs and is consistent with the Company’s dedication to be an environmental leader.
Board Mandate
The Board of Directors has approved its written mandate. The mandate of the Board of Directors is to supervise the management of the business and affairs of the Company, including the development of major policies and strategies and the identification of the risks of the Company’s business and the implementation of the appropriate systems to manage these risks. The complete text of the mandate of the Board of Directors is available on the Company’s website at www.itape.com under “Investor Relations - Corporate Governance - Governance Documents”.
Position Descriptions
The Board of Directors has developed a description of the role and responsibilities of the Chairman of the Board of Directors, the Chair of each committee of the Board of Directors and the Chief Executive Officer.
The description of the role and responsibilities of the Chairman of the Board of Directors was approved by the Board of Directors. The description of the role and responsibilities of the Chairman of the Board of Directors establishes that the Chairman of the Board of Directors provides leadership and develops guiding principles for the Board of Directors and represents the Board of Directors with the shareholders at the annual meeting of shareholders. The Chairman of the Board of Directors also sets the agenda for meetings of the Board of Directors, chairs meetings of the Board of Directors, oversees its effectiveness and ensuring that it meets its obligations and responsibilities, and ensures that board members receive clear information on a timely basis and ensures that the performance of the Board of Directors is assessed on a regular basis. In addition, the Chairman of the Board of Directors supervises the chairs of the committees.
Descriptions of the role and responsibilities of the chairs of the Audit Committee, the HRCC and the CGNC were approved by the Board of Directors. They provide, among other things, that the chairman of each committee sets the agenda and chairs committee meetings and reports regularly to the Board of Directors.
A description of the role and responsibilities of the Chief Executive Officer was approved by the Board of Directors. The Board of Directors also determines with the Chief Executive Officer his or her priorities and responsibilities. The description provides that the Chief Executive Officer is ultimately responsible for directing the business and affairs of the Company, setting objectives and providing strategic directions to the management of the Company so that the Company may achieve expected results. He is responsible for: (i) directing the objectives, policies and operating plans consistent with the Board of Directors’ mandate, (ii) fostering a corporate culture that promotes integrity and ethical conduct and responsibility, (iii) monitoring the Company’s compliance with current regulatory and disclosure rules, (iv) evaluating performance of senior management and developing and retaining personnel in order to provide for the future management of the Company, and (v) building the Company’s profile with the public and with investor communities and ensuring that the appropriate information and disclosure are being provided to the shareholders of the Company.
The position descriptions of the Chairman of the Board of Directors and of the Chief Executive Officer are available on the Company’s website.
Executive Succession Planning
The Board reviews and discusses succession plans for the CEO and other executive management on an annual basis. This includes a discussion on short, medium and long term plans, including contingency plans, to address any gaps that are identified in this process. Throughout the year, the Board is exposed to key talent through formal board presentations and informal events.
Orientation and Continuing Education
The Board recognizes the importance of ongoing education for directors. Directors are encouraged to attend seminars, conferences and other continuing education programs to help ensure that they stay current on relevant issues such as corporate governance, financial and accounting practices and corporate ethics. The Company encourages directors to attend appropriate continuing education programs and will contribute to the cost of attending such programs. As well, written materials likely to be of interest to directors that have been published in periodicals, newspapers or by legal or accounting firms are routinely forwarded to directors. Furthermore, the Company also believes that serving on other corporate and not for profit boards is a valuable source of ongoing education.
Upon a director’s election or appointment to the Board of Directors, the director receives all of the various corporate governance documents that have been adopted by the Company. Additionally, the director participates in meetings with members of management of the Company, is given a tour of certain of the Company’s operational facilities and is briefed on the strategic policies and strategic direction of the Company, all of which is designed with a view to familiarize new directors with the Company, its management structures and operations, and key legal, financial and operational issues.
New directors are also provided with information regarding corporate governance and structure and procedures of the Board of Directors and any committee on which the director will serve.
Upon joining the Board of Directors, a new director will have multiple one-on-one sessions with the Chairman and Chief Executive Officer to discuss the function of the Board of Directors and the nature of the Company’s business activities. Individual meetings will also be scheduled with executive management to educate new directors in more detail with respect to the Company’s operations. A secure website is also available to directors, where they have access to important Board of Directors’ materials, including board books, charters, guidelines and codes.
The Company has developed an education program for new directors. The main objective of the education program is to offer for each new director the opportunity to learn the business of the Company and for each director to better understand the challenges to which the Company is exposed. This education program is addressed, inter alia, to new directors to inform them as to the role of the Board of Directors, its committees and its directors, the nature and functioning of the Company, and the operations and management of the Company. Each director receives a Director Information Handbook that is regularly updated. The Director Information Handbook contains material pertinent to the affairs of the Company, including the mandate of the Board of Directors and its committees, descriptions of the role and responsibilities of each committee chair and of the Chairman of the Board of Directors, details of directors’ compensation, details regarding the directors’ liability insurance, the role and responsibilities of the President and Chief Executive Officer, the Company’s Code of Business Conducts and Ethics (the “Code of Conduct”) and its policies.
The Company relies on the fact that each director has had considerable prior corporate experience and that each director has the necessary expertise to serve as an effective director of the Company. Various members of senior management of the Company report to the Board of Directors on an informal and formal basis regularly in order to keep the directors up-to-date on various matters concerning the business and affairs of the Company. Counsel to the Company in both the United States and Canada are also available to advise the Board of Directors on new developments in relevant areas of the law.
Ethical Business Conduct and Human Rights Policy
The Company’s Code of Conduct applies to each of the Company’s directors, officers and employees. A copy of the Code of Conduct is available under the Company’s profile on SEDAR at www.sedar.com.

All directors, officers and employees of the Company are strongly encouraged to discuss all issues with appropriate personnel at the Company in cases in which they suspect that a potential breach of the Code of Conduct may have occurred. Any material waiver of a provision of the Code of Conduct for executive officers or directors of the Company may be made only by the Board of Directors or a committee thereof and will be promptly disclosed as required by law or by the regulations of the TSX. To the knowledge of the directors and officers of the Company, there has not been any material instance of departure from the Code of Conduct within the last twelve months. Persons who violate the standards set out in the Code of Conduct may be subject to disciplinary action. No requests for waivers with respect to the Code of Conduct were brought to the Board of Directors during the last fiscal year. Therefore, no material change report pertaining to any conduct of a director or executive that constitutes a departure from the Code of Conduct was filed.
The Code of Conduct is provided to each employee of the Company at the time of his or her commencement of employment, as well as to each director and officer of the Company at the time of his or her election or appointment. The Code of Conduct covers a variety of subject matters that are related to proper business conduct and ethics, including conflicts of interest, discrimination and harassment in the work place, the health and safety of employees, confidentiality obligations and insider-trading prohibitions. Compliance with these subject matters is ultimately monitored by the Board of Directors in different ways depending on the specific matter in question.
For example, as concerns insider trading, at the designated time during each financial quarter, a member of management informs the Company’s personnel in writing when the regular trading black-out period begins and ends, as set out in the Company's Insider Trading Policy. Further, members of the Board of Directors may be involved when a decision has to be made as to whether an additional trading black-out period is warranted in the event that certain material information may be accessible by the Company’s personnel prior to its divulgation to the public.
As concerns matters such as discrimination and harassment and the health and safety of employees, it is the Company’s supervisors and managers who are responsible for regularly monitoring such matters. These managers prepare written reports dealing with such matters on a regular basis. The reports are then reviewed by members of senior management, who are responsible for bringing any specific concerns to the attention of the Board of Directors.
The Code of Conduct sets out that employees are to discuss any compliance matters or concerns with a supervisor or manager, human resources, the Company's legal department, or through the IPG Business Conduct and Ethics Hotline. The Company’s supervisors, managers and internal and external legal counsel have access to the Board of Directors as may be appropriate or required.
Under the CBCA, the Company’s governing statute, a director or officer of the Company must disclose to the Company, in writing or by requesting that it be entered in the minutes of meetings of the Board of Directors, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the Company, if the director or officer: (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction. Subject to limited exceptions set out in the CBCA, the director cannot vote on any resolution to approve the contract or transaction.
Further, it is the policy of the Company that an interested director or officer recuse himself or herself from the decision-making process pertaining to a contract or transaction in which he or she has an interest.
In 2007, the Audit Committee established the “Whistle Blower Policy and Procedures” as part of the Code of Conduct. The purpose of the “Whistle Blower Policy and Procedures” is to provide a means by which accounting and audit-related complaints can be handled by the Audit Committee, thus providing an anonymous method by which employees can report, if any, questionable accounting, internal accounting controls, and auditing matters which would constitute a violation of the Company’s accounting policies, without fear of retaliation against good-faith whistleblowers.
The Company also has in place a Human Rights Policy which outlines the Company`s principles with respect to rights of workers, equality of opportunity, relationships with indigenous peoples and other matters. The Human Rights Policy is available on the Company`s website in the Investor Relations section under the heading "Corporate Governance – Governance Documents".
Sustainability
The Board reviews and discusses environmental and safety topics at each board meeting. In addition, on June 26, 2019, the Company issued its first annual sustainability report. The complete text of the 2018 Intertape Polymer Group Sustainability Report is available on the Company’s website at www.itape.com under “Investor Relations - Annual Reports”. As part of a comprehensive approach to sustainability, the Company has executed the following series of measures that demonstrate its continuing commitment to creating a more sustainable future:

•
Collaborating with William McDonough of McDonough Innovation on strategic advising for the design, manufacture and delivery of packaging and protective solutions grounded in the Cradle to Cradle DesignTM framework

•	Achieved Cradle to Cradle Certified™ Bronze level for water-activated tape ("WAT")

•	Launched the Curby™ product line, a new proprietary, curbside recyclable range of solutions

•	Passed the Western Michigan University Old Corrugated Cardboard Equivalency testing protocol to certify the recyclability of IPG non-reinforced WAT

•
Signed the United Nations Global Compact (the "Compact") agreeing to adopt the ten principals governing Human Rights, Labor, Environment and Anti-Corruption; as a result, IPG expects all of its suppliers to support the Compact's Principals

Shareholder Engagement
The Board believes in the importance of open and constructive dialogue with shareholders.
On an annual basis, the Company holds an advisory vote on executive compensation as a way to engage regularly with shareholders on this important matter.
The CEO and CFO regularly communicate with shareholders through investor presentations, road shows and direct calls that occur throughout the year and foster open dialogue (in a Regulation FD-compliant manner) about business strategy, sustainability efforts and other matters. The CEO and CFO share feedback received in these forums with the Board and together with the outcome of future say on pay advisory votes consider the feedback received when evaluating their approach to corporate governance and compensation decisions.
In 2019, the Company hosted an investor day at its manufacturing facility in Midland, North Carolina. Investors and analysts were invited to the facility and other investors and interested parties were able to access a live audio webcast, along with the presentation materials. The event provided shareholders with an opportunity to meet and hear directly from the CEO, CFO and management team as they discussed various aspects of the business and answered questions. The Chairman of the Board was also in attendance and accessible to attendees.
Shareholders, employees and others can communicate directly with the Board by contacting the Chairman of the Board:
Attention: Chairman of the Board
Intertape Polymer Group
100 Paramount Drive, Ste 300
Sarasota, Florida 34231
email: jpanteli@itape.com
cc: rbooth@itape.com
The Chairman of the Board will always try to respond in a timely manner with support from the Corporate Secretary, and will review all meeting requests and consult with the CEO and Corporate Secretary as appropriate. Any meetings with shareholders or other stakeholders must respect the terms of our disclosure policy, which is Regulation FD compliant.
Nomination of Directors
The CGNC regularly considers the composition of the Board of Directors. The key considerations are to balance the need for board refreshment to bring in new perspectives and the belief that longer-tenure directors possess institutional knowledge, each of which is critical to the success of our Board and the long-term interests of our shareholders. As a result, in November 2018, the Company formalized its board tenure policy. See section entitled “Board Tenure Policy” below.
The CGNC identifies and recommends to the Board of Directors, when appropriate, skill sets and individuals who could add value to the Board of Directors. If the Board of Directors determines that new candidates for Board nomination are advisable, the process by which the Board of Directors identifies new candidates for Board nomination will begin with the approval by the Board of Directors of an outline of the skill-set and background which are desired in a new candidate. Board members and management will have an opportunity to suggest candidates for consideration. A search firm may be employed. Prospective candidates will be interviewed by the Chairman and other members of the Board of Directors on an ad hoc basis. An invitation to join the Board of Directors will be extended only after the Board of Directors has reached a consensus on the appropriateness of the candidate.

The members of the CGNC are James Pantelidis (chairman), Robert M. Beil and Frank Di Tomaso. The CGNC is composed entirely of independent directors, as is a majority of the members of the Board of Directors, ensuring any candidate recommended to the Board of Directors by the CGNC is approved by independent members of the CGNC and a majority of independent members of the Board of Directors.
The members of the CGNC are appointed by the Board of Directors annually. The charter of the CGNC is available on the Company’s website and states that the committee will inter alia:

(i)	develop and recommend to the Board of Directors a set of corporate governance principles applicable to the Company;

(ii)	monitor corporate governance issues, trends and proposed, new or amended regulatory requirements and, as appropriate, make recommendations to the Board of Directors;

(iii)	advise the Board of Directors with respect to the charters, structure and operations of the various committees of the Board of Directors and qualifications for membership thereon;

(iv)
in consultation with the Chairman of the Board of Directors and the Chief Executive Officer of the Company, make recommendations to the Board of Directors regarding which directors should serve on the various committees of the Board of Directors;

(v)
authorize any waiver of the compliance by an executive officer or a director with the Company’s Code of Conduct, oversee the investigation of any alleged breach of the Code of Conduct and make recommendations to the Board of Directors regarding any measures to be taken by the Board of Directors with respect thereto;

(vi)	exercise oversight of the policies and processes adopted by it or the Board of Directors relating to director orientation and continuing education;

(vii)
exercise oversight of the processes adopted by the Board of Directors for evaluating (a) the overall performance and workings of the Board of Directors as a whole, and (b) the performances of individual directors;

(viii)
establish a process for determining the “independence” of directors, the identification of “financial experts”, and the “financial literacy” of directors, as those terms are defined from time to time under the requirements or guidelines for board service under applicable securities laws and the rules of any stock exchange on which the Company’s securities are listed for trading; and

(ix)	review the size and composition of the Board of Directors.
Compensation
The Board of Directors has given the HRCC a mandate to examine the compensation of executive officers and make recommendations with respect thereto.
The Board of Directors has established a HRCC that is composed entirely of independent directors within the meaning of National Instrument 52-110 Audit Committees. The members of the HRCC for the fiscal year ended December 31, 2019 were Robert M. Beil (chairman), Robert J. Foster, Dahra Granovsky, Jorge N. Quintas and Mary Pat Salomone.
The mandate of the HRCC is described above under the heading “Compensation of Execution Officers and Directors —Named Executive Officer Profiles”. The charter of the HRCC is available on the Company’s website at www.itape.com under “Investor Relations - Corporate Governance - Committee Charters”.
In determining executive compensation, the Board of Directors retains the services of compensation consultants from time to time.
For more detailed information with respect to the compensation of the Company’s officers, see section entitled “Executive Compensation” above.
Other Committees of the Board of Directors
The only committee of the Board of Directors other than the Audit Committee, HRCC and CGNC is the Executive Committee, which is comprised of James Pantelidis, Robert J. Foster, Gregory A. C. Yull and Melbourne F. Yull (chairman). The function of the Executive Committee is to provide strategic direction for the Company. The charter of the Executive Committee is available on the Company’s website at www.itape.com under “Investor Relations - Corporate Governance - Committee Charters”.
Assessments
Annually all directors are required to complete a director’s questionnaire designed to assist the Board of Directors in assessing the Board of Directors as a whole, and each committee of the Board of Directors. The results of these assessments are discussed at a meeting of the Board of Directors. The Audit Committee follows a similar procedure to assist members of the Audit Committee in assessing the Committee.
Board Tenure Policy
On November 27, 2018, the Board adopted a policy to ensure appropriate and ongoing renewal of the Board in order to sustain Board performance and maintain Board expertise (the “Board Tenure Policy”). Pursuant to the Board Tenure Policy, the Board will seek to maintain an average tenure of ten years or less for its independent non-management directors. The Board believes that this approach is more advisable than establishing a specific limit for the overall length of time an independent director, because it will allow directors who have served on the Board for an extended period to continue to provide valuable insight into the operations and future of the Company based on their experience with, and understanding of, the Company’s history, policies, and objectives.
Furthermore, in determining whether to recommend a director for re-election every year, the CGNC considers the director’s participation in and contributions to the activities of the Board and past meeting attendance.
The complete text of the Board Tenure Policy is available on the Company’s website at www.itape.com under “Investor Relations - Corporate Governance - Governance Documents”.
Diversity
Policies Regarding the Representation of Women on the Board
On August 10, 2018, the Board of Directors adopted a written Diversity Policy (the “Diversity Policy”), which sets forth the Company’s approach to achieving and maintaining diversity on the Board of Directors. The Company is committed to a merit-based system for Board composition within a diverse and inclusive culture which solicits multiple perspectives and views and is free of conscious or unconscious bias and discrimination.
The Company believes in diversity and values the benefits that diversity can bring to its Board of Directors. Diversity includes, but is not limited to, business experience, geography, age, gender, ethnicity and aboriginal status. When assessing Board composition or identifying suitable candidates for appointment or re-election to the Board of Directors, the Company considers candidates on merit against objective criteria having due regard to the benefits of diversity and the needs of the Board of Directors, in accordance with the current Diversity Policy. The Company periodically assesses the expertise, experience, skills and backgrounds of its directors, including the extent to which the current composition of the Board of Directors reflects a diverse mix of knowledge, experience, skills and backgrounds, including an appropriate number of women. The Company aspires to attain and maintain a Board composition in which at least 30% of the directors are women.
Any search firm engaged to assist the Board of Directors or a committee of the Board of Directors in identifying candidates for appointment as director will be specifically directed to include diverse candidates generally, and multiple women candidates in particular.
The Board of Directors reviews the Diversity Policy annually and assesses its effectiveness in promoting a diverse Board which includes an appropriate number of directors that are women.
Consideration of the Representation of Women in the Director Identification and Selection Process
When the CGNC recommends candidates for director positions, it considers not only the qualifications, personal qualities, business background and experience of the candidates, it also considers the composition of the group of nominees, to best bring together a selection of candidates allowing the Board of Directors to perform efficiently and act in the best interest of the Company and its stakeholders. The Company is aware of the benefits of diversity both on the Board and at the executive level, and therefore the level of representation of women is one factor taken into consideration during the search process to fill director positions.

Consideration Given to the Representation of Women in Executive Officer Appointments
When the Board of Directors selects candidates for executive officer positions, it considers not only the qualifications, personal qualities, business background and experience of the candidates, it also considers the composition of the group of nominees, to best bring together a selection of candidates allowing the Company’s management to perform efficiently and act in the best interest of the Company and its stakeholders. The Company is aware of the benefits of diversity both on the Board and at the executive level, and therefore the level of representation of women is one factor taken into consideration during the search process to fill leadership roles within the Company.
Targets Regarding the Representation of Women on the Board and in Executive Officer Positions
The Company has not adopted a “target” regarding women, persons with disabilities or members of visible minorities and different ethnic backgrounds in executive officer or Board positions. The Company considers candidates based on their qualifications, personal qualities, business background and experience, and does not feel that targets necessarily result in the identification or selection of the best candidates. However, the Company aspires to attain and maintain a Board composition in which at least 30% of the directors are women.
Number of Women on the Board and in Executive Officer Positions
In 2019 and as of March 27, 2020, there are two (22.2%) women on the Board of Directors of the Company and of the eight executive officers of the Company, including its major subsidiaries, as defined in National Instrument 58-101 Disclosure of Corporate Governance Practices, two (25.0%) were women.
Policies Regarding the Representation of Minorities on the Board and in Executive Officer Positions
The Company recognizes the value of diversity in its Board of Directors and executive team in terms not only of gender but the general background of candidates. While the Company has not, to date, adopted specific policies regarding visible minorities, persons with disabilities and aboriginal persons in executive officer positions or as members of the Board of Directors, and maintains merit and qualifications as the main criteria for selection, the background of candidates and the goal of having diverse perspectives is taken into account in recruiting and hiring efforts. The Company currently has no visible minorities, aboriginal persons or persons with disabilities on the Board of Directors or acting as executive officers of the Company.
The complete text of the Board Diversity Policy is available on the Company’s website at www.itape.com under “Investor Relations - Corporate Governance - Governance Documents”.

AUDIT COMMITTEE INFORMATION
Reference is made to the subsection entitled “Audit Committee” under Item 6C in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 for required disclosure relating to the Audit Committee. The Annual Report on Form 20-F is available under the Company’s profile on SEDAR at www.sedar.com (Canada) and www.sec.gov (United States) and can be obtained by contacting the Company at 9999 Cavendish Blvd., Suite 200, Ville-St-Laurent, Québec H4M 2X5, telephone (514) 731-7591.

ADDITIONAL INFORMATION
Financial information about the Company is contained in its Consolidated Financial Statements and Management’s Discussion and Analysis as of December 31, 2019 and 2018 and for each of the years in the three-year period ended December 31, 2019, and additional information about the Company is available under the Company’s profile on SEDAR at www.sedar.com (Canada) and www.sec.gov (United States).
The Company periodically holds investor meetings at its various plant locations and expects to continue to do so in the future.
If you would like to obtain, at no cost to you, a copy of any of the following documents:

(a)	the latest Form 20-F filed in lieu of an Annual Information Form of the Company together with any document, or the pertinent pages of any document, incorporated by reference therein;

(b)
the Consolidated Financial Statements of the Company as of December 31, 2019 and 2018 and for each of the years in the three-year period ended December 31, 2019, together with the accompanying Auditor’s Report thereon and any interim financial statements of the Company for periods subsequent to December 31, 2019 and Management’s Discussion and Analysis with respect thereto; and

(c)	this Circular,
please send your request to:
Attention: Kim Peens
Intertape Polymer Group Inc.
9999 Cavendish Blvd.
Suite 200
Saint-Laurent, Québec H4M 2X5
telephone: (514) 731-7591
telecopier: (514) 731-5039

AUTHORIZATION
The contents and the mailing of this Circular have been approved by the Board of Directors of the Company.
(signed) Randi M. Booth
Secretary
Sarasota, Florida
March 27, 2020

SCHEDULE A
SHAREHOLDERS’ ADVISORY, NON-BINDING RESOLUTION
EXECUTIVE COMPENSATION
BE AND IT IS HEREBY RESOLVED:
THAT, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the shareholders of the Company accept the approach to executive compensation set out in the sections entitled “Director Compensation" and "Executive Compensation” of the Management Information Circular of the Company dated March 27, 2020.

QUESTIONS?
NEED HELP
VOTING?

CONTACT US

North American Toll Free Phone

855.682.9437

@	E-mail: contactus@kingsdaleadvisors.com

Fax: 416.867.2271
Toll Free Facsimile: 866.545.5580

Outside North America, Banks & Brokers
Call Collect: 416.867.2272

Appointment of Proxyholder

I/We, being holder(s) of Common Shares of Intertape Polymer Group Inc. (the “Company”), hereby appoint:hereby appoint: Gregory A. C. Yull, Chief Executive Officer, OR, failing him, Randi M. Booth, Corporate Secretary OR failing her, James Pantelidis, Robert Foster or Dahra Garnovsky, each a director of the Company, OR, failing them, any partner of the law firm Fasken Martineau DuMoulin LLP OR

Print the name of the person you are appointing if this person is someone other than the individuals listed above as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below directions (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the Annual Meeting of Shareholders of the Company to be held at 12:00 p.m. (eastern time) on Wednesday, May 13, 2020 at the Fairmont Royal York Hotel, Quebec Meeting Room, 100 Front Street West, Toronto, Ontario M5J 1E3 (the “Meeting”), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution.

Management recommends voting FOR the following Resolutions. Please use dark black pencil or pen.

	FOR	WITHHOLD
1. Election of Directors
1. Robert M. Beil	☐	☐
2. Frank Di Tomaso	☐	☐
3. Robert J. Foster	☐	☐
4. James Pantelidis	☐	☐
5. Dahra Granovsky	☐	☐
6. Jorge N. Quintas	☐	☐
7. Mary Pat Salomone	☐	☐
8. Gregory A.C. Yull	☐	☐
9. Melbourne F. Yull	☐	☐

	FOR	WITHHOLD
2. Appointment of Auditor
Appointment of Raymond Chabot Grant Thornton LLP as Auditor	☐	☐

	FOR	AGAINST
3. "Say on Pay" Vote
A resolution in the form annexed as Schedule A to the Management Information Circular of the Company dated March 27, 2020 (the “Circular”) accepting, in an advisory, non-binding capacity, the Company’s approach to executive compensation disclosed under “Compensation of Executive Officers and Directors - Compensation Discussion and Analysis” in the Circular
	☐	☐

Under Canadian securities law, you are entitled to receive certain investor documents. If you wish to receive such materials, please tick the applicable boxes below. You may also go to AST Trust Company (Canada)'s website https://ca.astfinancial.com/financialstatements and input code 3320A

☐    I would like to receive quarterly financial statements
☐    I would like to receive annual financial statements

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted FOR a matter by Management’s appointees or, if you appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.

Signature(s)	Date
Please sign exactly as your name(s) appears on this proxy. Please see reverse for additional instructions. All proxies must be received by 12:00 p.m. (eastern time) on May 11, 2020.

Proxy Form - Annual Meeting of Shareholders of Intertape Polymer Group Inc. to be held on May 13, 2020 (the "Meeting")

Notes to Proxy

1. This proxy must be signed by a holder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the holder is a Company, a duly-authorized officer or attorney of the Company must sign this proxy, and if the Company has a corporate seal, its corporate seal should be affixed.

2. If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy.

3. Some holders may own securities as both a registered and a beneficial holder; in which case you may receive more than one Circular and will need to vote separately as a registered and beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries.

4. If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together the number of securities indicated on the proxy.

All holders should refer to the Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

This proxy is solicited by and on behalf of Management of the Company.

How to Vote

INTERNET -Go to www.astvotemyproxy.com -Cast your vote online -View Meeting documents	TELEPHONE Use any touch-tone phone, call toll free in Canada and United States 888-489-7352 and follow the voice instructions
To vote by Internet or telephone, you will need your control number. If you vote by Internet or telephone, do not return this proxy.
MAIL, FAX OR EMAIL
-Complete and return your signed proxy in the envelope provided or send to:

AST Trust Company  (Canada)
P.O. Box 721
Agincourt, ON  M1S 0A1

-You may alternatively fax your proxy to 416-368-2502 or toll free in Canada and the United States to 866-781-3111 or scan and email to proxyvote@astfinancial.com.

An undated proxy is deemed to bear the date on which it is mailed by Management to you.

If you wish to receive investor documents electronically in the future, please visit https://ca.astfinancial.com/edelivery to enroll.

All proxies must be received by 12:00 p.m. (eastern time) on May 11, 2020.

Appointment

I/We, being holder(s) of Common Shares of Intertape Polymer Group Inc. (the “Company”), hereby appoint: Gregory A. C. Yull, Chief Executive Officer, OR, failing him, Randi M. Booth, Corporate Secretary OR failing her, James Pantelidis, Robert Foster or Dahra Garnovsky, each a director of the Company, OR, failing them, any partner of the law firm Fasken Martineau DuMoulin LLP OR

Print the name of the person you are appointing if this person is someone other than the individuals listed above as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below directions (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the Annual Meeting of Shareholders of the Company to be held at 12:00 p.m. (eastern time) on Wednesday, May 13, 2020 at the Fairmont Royal York Hotel, Quebec Meeting Room, 100 Front Street West, Toronto, Ontario M5J 1E3 (the “Meeting”), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution.

Management recommends voting FOR the following Resolutions. Please use dark black pencil or pen.

	FOR	WITHHOLD
1. Election of Directors
1. Robert M. Beil	☐	☐
2. Frank Di Tomaso	☐	☐
3. Robert J. Foster	☐	☐
4. James Pantelidis	☐	☐
5. Dahra Granovsky	☐	☐
6. Jorge N. Quintas	☐	☐
7. Mary Pat Salomone	☐	☐
8. Gregory A.C. Yull	☐	☐
9. Melbourne F. Yull	☐	☐

	FOR	WITHHOLD
2. Appointment of Auditor
Appointment of Raymond Chabot Grant Thornton LLP as Auditor	☐	☐

	FOR	AGAINST
3. "Say on Pay" Vote
A resolution in the form annexed as Schedule A to the Management Information Circular of the Company dated March 27, 2020 (the “Circular”) accepting, in an advisory, non-binding capacity, the Company’s approach to executive compensation disclosed under “Compensation of Executive Officers and Directors - Compensation Discussion and Analysis” in the Circular
	☐	☐

Under Canadian securities law, you are entitled to receive certain investor documents. If you wish to receive such materials, please tick the applicable boxes below. You may also go to AST Trust Company (Canada)'s website https://ca.astfinancial.com/financialstatements and input code 3320A

☐    I would like to receive quarterly financial statements
☐    I would like to receive annual financial statements

I/We authorize you to act in accordance with my/our instructions set out above. If no voting instructions are indicated above, this Voting Instruction Form ("VIF") will be voted FOR a matter by Management’s appointees or, if you appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.

Signature(s)	Date
Please sign exactly as your name(s) appears on this VIF. Please see reverse for additional instructions. All VIFs must be received by 12:00 p.m. (eastern time) on May 11, 2020.

VIF - Annual Meeting of Shareholders of Intertape Polymer Group Inc. to be held on May 13, 2020 (the "Meeting")

1. We are sending to you the enclosed proxy-related materials that relate to a Meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the Meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.
2. We are prohibited from voting these securities on any of the matters to be acted upon at the Meeting without your specific voting instructions. In order for these securities to be voted at the Meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. If you want to attend the Meeting and vote in person, please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the Meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in this form or the Circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account.
4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.
6. When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the Meeting.
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of Meeting or other matters as may properly come before the Meeting or any adjournment thereof.
8. Your voting instructions will be recorded on receipt of the VIF.
9. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
10. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
11. This VIF should be read in conjunction with the Circular and other proxy materials provided by Management.

How to Vote

INTERNET -Go to www.astvotemyproxy.com -Cast your vote online -View Meeting documents	TELEPHONE Use any touch-tone phone, call toll free 888-489-7352 and follow the voice instructions
To vote by Internet or telephone, you will need your control number. If you vote by Internet or telephone, do not return this VIF.
MAIL, FAX OR EMAIL
-Complete and return your signed VIF in the envelope provided or send to:

AST Trust Company  (Canada)
P.O. Box 721
Agincourt, ON  M1S 0A1

-You may alternatively fax your VIF to 416-368-2502 or toll free in Canada and the United States to 866-781-3111 or scan and email to proxyvote@astfinancial.com.

All VIFs must be received by 12:00 p.m. (eastern time) on May 11, 2020.

BROKER ADDRESS 123 ANY STREET ANY CITY/PROVINCE A1A 1A1 VOTING INSTRUCTION FORM BROKER LOGO ANNUAL MEETING INTERTAPE POLYMER GROUP INC. (THE “COMPANY”) WHEN: WEDNESDAY, MAY 13, 2020 AT 12:00 PM EDT WHERE: 1 OF 2 S91970 81 010 E: C S:3 E:2 1/1 M JOHN A. SAMPLE A:A V: 1 FAIRMONT ROYAL YORK HOTEL 123 ANY STREET QUEBEC MEETING ROOM ANYCITY PR A1A 1A1 100 FRONT STREET WEST XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX TORONTO, ONTARIO M5J 1E3 XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX About Voting Instruction 1 A meeting is being held for the holders of the securities listed on the other side of this form. All proposals for this meeting are considered “routine”. We may vote in our discretion on all As a beneficial holder of the securities you have the right to vote on the item(s) being proposals, if your instructions are not received. covered at the meeting, which are described in the Proxy Statement. If your securities are held by a bank, your securities cannot be voted without your The control number has been assigned to you to identify your shares for voting. specific instructions. You must keep your control number confidential and not disclose it to others other than Instruction 2 when you vote using one of the voting options set out on this form. Should you send this In order for your securities to be represented at the meeting on one or more matters before form or provide your control number to others, you are responsible for any subsequent the meeting, it will be necessary for us to have your specific voting instructions. voting of, or subsequent inability to vote, your shares. If your securities are held by a bank, your securities cannot be voted without your specific Please read the Proxy Statement carefully and take note of any relevant proxy instructions. deposit date. Instruction 3 We need to receive your voting instructions at least one business day before the In order for your securities to be represented at the meeting, it will be necessary for us to proxy deposit date noted on the reverse. have your specific voting instructions. If you have any questions, please contact the person who services your account. Instruction 4 We have been requested to forward to you the enclosed proxy material relative to securities We have previously sent you proxy soliciting material pertaining to the meeting of shareholders held by us in your account but not registered in your name. Only we as the holder of record of the company indicated. According to our latest records, we have not as of yet received can vote such securities. We shall be pleased to vote your securities in accordance with your voting instruction on the matter(s) to be considered at this meeting and the company your wishes, if you will execute the form and return it to us promptly in the enclosed has requested us to communicate with you in an endeavor to have your securities voted. business reply envelope. It is understood that if you sign without otherwise marking the form your securities will be voted as recommended in the Proxy Statement. **If you hold your securities through a Canadian broker or bank, please be advised that you are receiving the voting instruction form and meeting materials, at the direction of the issuer. For this meeting, the extent of our authority to vote your securities in the absence of your Even if you have declined to receive securityholder materials, a reporting issuer is required instructions can be determined by referring to the applicable voting instruction number to deliver these materials to you. If you have advised your intermediary that you object to indicated on the face of your form. the disclosure of your beneficial ownership information to the reporting issuer, it is our For margin accounts, in the event your securities have been loaned over record date, the responsibility to deliver these materials to you on behalf of the reporting issuer. number of securities we vote on your behalf has been or can be adjusted downward. These materials are being sent at no cost to you. Please note that under a rule amendment adopted by the New York Stock Exchange for To attend the meeting and vote your shares in person shareholder meetings held on or after January 1, 2010, brokers are no longer allowed to vote If you wish to attend the meeting, mark the appropriate box on the other side of this form, and securities held in their clients’ accounts on uncontested elections of directors unless the a legal proxy will be issued and mailed to you. The legal proxy will grant you or your designate client has provided voting instructions (it will continue to be the case that brokers cannot the right to attend the meeting and vote in person, subject to any rules described in the Proxy vote their clients’ securities in contested director elections). Consequently, if you want us to Statement applicable to the delivery of a proxy. vote your securities on your behalf on the election of directors, you must provide voting instructions to us. Voting on matters presented at shareholder meetings, particularly the election The legal proxy will be mailed to the name and address of the beneficial holder noted above. of directors is the primary method for shareholders to influence the direction taken by a You need to submit and deliver the legal proxy in accordance with the proxy deposit date publicly-traded company. We urge you to participate in the election by returning the enclosed and any instructions or disclosures noted in the Proxy Statement. You or your designate voting instruction form to us with instructions as to how to vote your securities in this election. must attend the meeting for your vote to be counted. If your securities are held by a broker who is a member of the New York Stock Exchange Allow sufficient time for the mailing and return of the legal proxy by the proxy deposit date to (NYSE), the rules of the NYSE will guide the voting procedures. These rules provide that if the issuer or its agent. instructions are not received from you prior to the issuance of the first vote, the proxy may Please be advised that if you, the beneficial holder, ask for a legal proxy to be issued, you may be given at the discretion of your broker (on the tenth day, if the material was mailed at least have to take additional steps in order for the proxy to be fully effective under applicable law. 15 days prior to the meeting date or on the fifteenth day, if the proxy material was mailed For example, it may be necessary that you deposit the legal proxy with the issuer or its agent 25 days or more prior to the meeting date). In order for your broker to exercise this in advance of the meeting. Further, if a legal proxy is issued, all other voting instructions given discretionary authority, proxy material would need to have been mailed at least 15 days on this voting instruction form will not be effective. prior to the meeting date, and one or more of the matters before the meeting must be This Voting Instruction Form confers discretionary authority to vote on such other business as deemed “routine” in nature according to NYSE guidelines. If these two requirements are met may properly come before the meeting or any adjournment thereof. and you have not communicated to us prior to the first vote being issued, we may vote your securities at our discretion on any matters deemed to be routine. We will Disclosure of Information – Electing to Receive Financial Statements or Requesting nevertheless follow your instructions, even if our discretionary vote has already been given, Meeting Materials provided your instructions are received prior to the meeting date. By electing to receive the financial statements, your name and address may be provided to the issuer (or its agent) for mailing purposes. The following instructions provide specifics regarding the meeting for which this voting form applies. B-V826072019 PLEASE SEE OVER

VOTING INSTRUCTION FORM INTERTAPE POLYMER GROUP INC. (THE “COMPANY”) MEETING TYPE: ANNUAL MEETING MEETING DATE: WEDNESDAY, MAY 13, 2020 AT 12:00 PM EDT RECORD DATE: MARCH 27, 2020 PROXY DEPOSIT DATE: MAY 11, 2020 A/C ➔ STEP 1 REVIEW YOUR VOTING OPTIONS ONLINE: VOTE AT PROXYVOTE.COM BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT: USING YOUR COMPUTER OR MOBILE DATA DEVICE. BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE SCAN TO VIEW ENVELOPE PROVIDED. MATERIAL AND REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR VOTE NOW BEFORE VOTING. SEE VOTING INSTRUCTION NO. 2 ON REVERSE ***WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.*** 0-R3 STEP 2 COMPLETE YOUR VOTING DIRECTIONS 01 ELECTION OF DIRECTORS: VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS (FILL IN ONLY ONE BOX “ “ PER NOMINEE IN BLACK OR BLUE INK) FOR WITHHOLD FOR WITHHOLD 01 ROBERT M. BEIL 07 MARY PAT SALOMONE 02 FRANK DI TOMASO 08 GREGORY A.C. YULL 03 ROBERT J. FOSTER 09 MELBOURNE F. YULL 04 JAMES PANTELIDIS 05 DAHRA GRANOVSKY 06 JORGE N. QUINTAS ITEM(S): VOTING RECOMMENDATIONS ARE INDICATED BYHIGHLIGHTED TEXT OVER THE BOXES (FILL IN ONLY ONE BOX “ ” PER ITEM IN BLACK OR BLUE INK) 02 APPOINTMENT OF RAYMOND CHABOT GRANT THORNTON LLP AS AUDITOR FOR WITHHOLD 03 A RESOLUTION IN THE FORM ANNEXED AS SCHEDULE A TO THE MANAGEMENT INFORMATION CIRCULAR OF THE COMPANY DATED FOR AGAINST MARCH 27, 2020 (THE “CIRCULAR”) ACCEPTING, IN AN ADVISORY, NON-BINDING CAPACITY, THE COMPANY’S APPROACH TO EXECUTIVE COMPENSATION DISCLOSED UNDER “COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS - COMPENSATION DISCUSSION AND ANALYSIS” IN THE CIRCULAR TO RECEIVE FUTURE PROXY MATERIALS BY MAIL CHECK THE BOX TO THE RIGHT. TO REQUEST MATERIALS FOR THIS MEETING REFER TO THE NOTICE INCLUDED IN THE PACKAGE WITH THIS FORM. FILL IN THE BOX “ “ TO THE RIGHT IF YOU PLAN TO ATTEND THE MEETING AND VOTE THESE SHARES IN PERSON. STEP 3 THIS DOCUMENT MUST BE SIGNED AND DATED SIGNATURE(S) *INVALID IF NOT SIGNED* MMD D Y Y

BROKER ADDRESS 123 ANY STREET ANY CITY/PROVINCE A1A 1A1 VOTING INSTRUCTION FORM BROKER LOGO ANNUAL MEETING INTERTAPE POLYMER GROUP INC. (THE “COMPANY”) WHEN: WEDNESDAY, MAY 13, 2020 AT 12:00 PM EDT WHERE: 1 OF 2 S91970 81 010 E: C S:3 E:2 1/1 M JOHN A. SAMPLE A:A V: 1 FAIRMONT ROYAL YORK HOTEL 123 ANY STREET QUEBEC MEETING ROOM ANYCITY PR A1A 1A1 100 FRONT STREET WEST XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX TORONTO, ONTARIO M5J 1E3 XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX STEP 1 REVIEW YOUR VOTING OPTIONS ONLINE: VOTE AT PROXYVOTE.COM USING YOUR COMPUTER BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER IS AT: ENGLISH: 1-800-474-7493 OR FRENCH: 1-800-474-7501 LOCATED BELOW. BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED. SCAN TO VIEW MATERIAL AND VOTE NOW REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING. G-13122017 WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE. CONTROL NO.:➔ PROXY DEPOSIT DATE: MAY 11, 2020 The control number has been assigned to you to identify your shares for voting. 8. Unless prohibited by law or you instruct otherwise, the Appointee(s) or the person whose You must keep your control number confidential and not disclose it to others other than when you name is written in the space provided will have full authority to attend and otherwise act at, vote using one of the voting options set out on this form. Should you send this form or provide and present matters to the meeting and any adjournment or postponement thereof, and vote on your control number to others, you are responsible for any subsequent voting of, or subsequent all matters that are brought before the meeting or any adjournment or postponement thereof, inability to vote, your shares. even if these matters are not set out in this form or in the management proxy circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you Dear Client: require assistance, please contact the person who services your account. A meeting is being held for securityholders of the above noted issuer. 9. If these voting instructions are given on behalf of a body corporate, set out the full legal name 1. You are receiving this Voting Instruction Form and the enclosed meeting materials at the of the body corporate, the name and position of the person giving voting instructions on direction of the issuer as a beneficial owner of securities. You are a beneficial owner because behalf of the body corporate and the address for service of the body corporate. we, as your intermediary, hold the securities in an account for you and the securities are not 10. If the items listed in the management proxy circular are different from the items registered in your name. listed on the other side of this form, the management proxy circular will be 2. Votes are being solicited by or on behalf of the management of the issuer. considered correct. 3. Even if you have declined to receive materials, a reporting issuer is entitled to deliver these 11. The Appointee named in this form will exercise the voting rights attached to the materials to you and if requested to do so, it is our responsibility to forward them. These securities in accordance with the instructions given. In the absence of any specific materials are being sent at no cost to you, in the language you requested, if available. instructions as to voting being provided by you on this form, the item(s) will be voted as recommended on the reverse of this form or as stated in the management proxy 4. Unless you attend the meeting and vote in person, your securities can only be voted circular, except in the case of your appointment of an Appointee. through us as registered holder or proxy holder of the registered holder in accordance with your instructions. We cannot vote for you if we do not receive your voting 12. This Voting Instruction Form should be read in conjunction with the accompanying instructions. Please complete and return (or provide by one of the alternative available management proxy circular. methods) the information requested on this form to provide your voting instructions 13. To ensure that your instructions are received in sufficient time to be processed, to us promptly. We will submit a proxy vote on your behalf according to the voting please ensure that the Voting Instruction Form is received by us or voted online instructions you provide, unless you elect to attend the meeting and vote in person. at least one business day before the proxy deposit date noted above or the proxy 5. When you give us your voting instructions, you acknowledge that: deadline specified in the management proxy circular. Voting instructions received on the proxy deposit date or later may not be able to be included in the final tabulation. • You are the beneficial owner or are authorized to provide these voting instructions; and • You have read the material and the voting instructions on this form. This Voting Instruction Form confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof. 6. You may not present this Voting Instruction Form at the meeting in order to vote. If you have any questions or require help, please contact the person who services your account. 7. To attend the meeting and vote your shares in person: Disclosure of Information – Electing to Receive Financial Statements or Requesting • Write your name or the name of your designate to act on your behalf on the “Appointee” Meeting Materials line on the other side of this form, sign and date the form, and return it by mail, or By electing to receive the financial statements or requesting meeting materials, your name and • Go to ProxyVote.com (if available) and insert the name in the “Change Appointee(s)” section address may be provided to the reporting issuer (or its agent) for mailing purposes. on the voting site. You, or your designate, as the named “Appointee”, must attend the meeting for your vote to be counted. When you or your designate arrive at the meeting, please register with the PLEASE SEE OVER scrutineer or proxy tabulator.

VOTING INSTRUCTION FORM INTERTAPE POLYMER GROUP INC. (THE “COMPANY”) MEETING TYPE: ANNUAL MEETING MEETING DATE: WEDNESDAY, MAY 13, 2020 AT 12:00 PM EDT RECORD DATE: MARCH 27, 2020 PROXY DEPOSIT DATE: MAY 11, 2020 CUID: ACCOUNT NO: CUSIP: CONTROL NO.: ➔ STEP 2 APPOINT A PROXY (OPTIONAL) APPOINTEE(S): GREGORY A. C. YULL, OR FAILING HIM, RANDI M. BOOTH, OR FAILING HER, JAMES PANTELIDIS, ROBERT FOSTER OR DAHRA GARNOVSKY, OR, FAILING THEM, ANY PARTNER OF THE LAW FIRM FASKEN MARTINEAU DUMOULIN LLP IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE OTHER PERSON ATTENDING THE MEETING IN THE SPACE PROVIDED HEREIN. UNLESS YOU INSTRUCT OTHERWISE, THE PERSON WHOSE NAME IS WRITTEN IN THIS SPACE WILL HAVE FULL AUTHORITY TO ATTEND, VOTE AND OTHERWISE ACT IN RESPECT OF ALL MATTERS THAT MAY COME BEFORE THE MEETING OR ANY PLEASE PRINT APPOINTEE NAME ABOVE ADJOURNMENT OR POSTPONEMENT THEREOF, EVEN IF THESE MATTERS ARE NOT SET OUT IN THE FORM OR THE CIRCULAR. E-R4 STEP 3 COMPLETE YOUR VOTING DIRECTIONS 01 ELECTION OF DIRECTORS: VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS (FILL IN ONLY ONE BOX “ “ PER NOMINEE IN BLACK OR BLUE INK) FOR WITHHOLD FOR WITHHOLD 01 ROBERT M. BEIL 07 MARY PAT SALOMONE 02 FRANK DI TOMASO 08 GREGORY A.C. YULL 03 ROBERT J. FOSTER 09 MELBOURNE F. YULL 04 JAMES PANTELIDIS 05 DAHRA GRANOVSKY 06 JORGE N. QUINTAS ITEM(S): VOTING RECOMMENDATIONS ARE INDICATED BYHIGHLIGHTED TEXT OVER THE BOXES (FILL IN ONLY ONE BOX “ ” PER ITEM IN BLACK OR BLUE INK) 02 APPOINTMENT OF RAYMOND CHABOT GRANT THORNTON LLP AS AUDITOR FOR WITHHOLD 03 A RESOLUTION IN THE FORM ANNEXED AS SCHEDULE A TO THE MANAGEMENT INFORMATION CIRCULAR OF THE COMPANY DATED FOR AGAINST MARCH 27, 2020 (THE “CIRCULAR”) ACCEPTING, IN AN ADVISORY, NON-BINDING CAPACITY, THE COMPANY’S APPROACH TO EXECUTIVE COMPENSATION DISCLOSED UNDER “COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS - COMPENSATION DISCUSSION AND ANALYSIS” IN THE CIRCULAR TO RECEIVE FUTURE PROXY MATERIALS BY MAIL CHECK THE BOX TO THE RIGHT. TO REQUEST MATERIALS FOR THIS MEETING REFER TO THE NOTICE INCLUDED IN THE PACKAGE WITH THIS FORM. STEP 4 THIS DOCUMENT MUST BE SIGNED AND DATED SIGNATURE(S) *INVALID IF NOT SIGNED* MMD D Y Y